/13.



06018302

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Den Danske Bank

*CURRENT ADDRESS

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01863 FISCAL YEAR 12-31-05

• Complete for initial submissions only *** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 11/9/06

Annual Report 2005



Danske Bank

BOARD OF DIRECTORS

Elected by the general meeting

Alf Duch-Pedersen / Chief Executive of Danisco A/S / Chairman
Jørgen Nue Møller / General Manager / Vice Chairman
Eivind Kolding / Chief Financial Officer of A.P. Møller-Mærsk A/S / Vice Chairman
Henning Christophersen /Partner at KREAB, Brussels
Peter Højland / Managing Director of Transmedica Holding A/S
Niels Chr. Nielsen / Professor of Economics at Copenhagen Business School
Sten Scheibye / Chief Executive of Coloplast A/S
Majken Schultz / Professor of Organization at Copenhagen Business School
Claus Vastrup / Professor of Economics at University of Aarhus
Birgit Aagaard-Svendsen / Executive Vice President and CFO of J. Lauritzen A/S

Elected by the Bank's staff

Tove Abildgaard / Personal Customer Adviser
Helle Brøndum / Bank Clerk
René Holm / Project Manager
Peter Michaelsen / Assistant Vice President
Pia Bo Pedersen / Processing Officer
Verner Usbeck / Assistant Vice President
Solveig Ørteby / Bank Clerk

EXECUTIVE BOARD

Peter Straarup / Chairman

Jakob Brogaard / Deputy Chairman

EXECUTIVE COMMITTEE

Peter Straarup / Chairman

Jakob Brogaard / Deputy Chairman

Tonny Thierry Andersen, Head of Group Finance

Thomas Borgen, Head of Banking Activities Norway

Andrew Healy, Head of Banking Activities Ireland

Søren Kaare-Andersen, Head of Banking Activities BG Bank

Jørgen Klejnstrup, Head of International Business Development

Sven Lystbæk, Head of the Shared Services Centre

Lars Stensgaard Mørch, Head of HR Development

Henrik Normann, Head of Danske Markets

Don Price, Head of Banking Activities Northern Ireland

Steen Reeslev, Head of Communications

Per Skovhus, Head of Banking Activities Danske Bank

Mats Torstendahl, Head of Banking Activities Sweden



Summary

The year 2005 was a particularly good year for the Danske Bank Group.

The Group posted a net profit of DKr12,822m, which was the best result in the history of the Group. In 2004, the net profit stood at DKr9,317m. The net profit per share increased 42%.

The year was characterised by considerable customer activity in all markets. Moreover, the profit for the year benefited from one-off income and an extraordinarily favourable trend in the credit quality of the loan portfolio, which resulted in a net positive entry for credit loss expenses. Expenses were influenced by investments in retail banking activities.

Economic growth in the principal markets of the Group was higher than average European growth. Generally, both interest rates and inflation remained low, and the sentiment in the equity markets was quite positive.

The Group saw an increasing demand for loans among its retail and corporate customers, and the level of activity in the equity and fixed-income markets was high.

At the end of February 2005, Danske Bank acquired Northern Bank in Northern Ireland and National Irish Bank in the Republic of Ireland, thus becoming a major player in the local markets of the two banks. The integration of the banks into the Danske Bank Group is proceeding as planned, and their business performance is in line with expectations. At Easter 2006, the migration of the banks' systems to the Group's shared IT platform will take place. As part of the funding of the DKr10.7bn paid for the two banks, Danske Bank issued hybrid core capital and supplementary capital in the amount of DKr6.8bn in March 2005. At the issuance, the international rating agencies confirmed the ratings of the Danske Bank Group.

In the second half of 2005, the Group further enhanced its distribution power in the mortgage finance market when it acquired two real-estate agency chains – Krogsveen in Norway and Skandia Mäklarna in Sweden – and established a long-term co-operative agreement with Bjurfors, another Swedish chain of real-estate agencies.

In the autumn of 2005, Danske Bank presented its vision and mission. The vision is *"One platform – exceptional brands"*. The Group applies the same tools in all of its markets. This improves the efficiency of running retail banking operations in several countries. The business model is based on a shared platform for IT systems, product development, communications, credit and risk management, HR development and finance and on the ambition to create exceptional brands that each has a unique identity.

The mission is to be "The best local financial partner". Reciprocity is the basis for the Group's financial partnership with the individual customer.

As a result of the Group's strategy to increase its focus on conventional retail banking activities, Danske Bank closed its branch in New York at the end of the year and considerably reduced its London-based activities. Furthermore, Handels-Finans was sold off in the fourth quarter of 2005.

By the end of the year, the structure of all the Group's banking divisions had been aligned, now consisting of regions with finance centres, parent branches and associated local branches.

The Group's decision to focus on retail banking activities led to the desired reduction of its risk exposure and further improved the basis for growth. Consequently, the Group adjusted its capital targets. The core (tier 1) capital ratio target was lowered from 6.5% to 6.0%-6.5%, and the future payout ratio is expected to be 30%-50%, depending on the expected trend in activities. The Group is planning a payout ratio of 40% for 2006. The Group has not changed its targets for the return on equity. Any excess capital will continue to be distributed to shareholders in the form of dividends and share buybacks, if relevant. The Group does not expect to buy back shares in 2006 and 2007, however.

For the first time, the Danske Bank Group is presenting its annual consolidated accounts in accordance with the International Financial Reporting Standards (IFRS). The transition to IFRS resulted in a number of adjustments to the accounting policies of the Group and the presentation of its income statement, balance sheet, capital account and cash flow statement.

The total return on Danske Bank shares in 2005 was 38.2%. It consisted of an increase in price of 32.0% and a dividend for 2004 of 6.2%.

The Board of Directors is proposing that the annual general meeting approve a dividend of DKr10.00 per share, or a total dividend payment of DKr6,383m. The dividend equals 50% of the net profit for the year.

In view of the excellent financial results achieved in 2005, the employees will receive shares of a total amount of DKr118m in the spring of 2006.

By the end of 2005, the increased focus on retail banking activities and acquisitions had strengthened the Danske Bank Group's competitiveness and growth prospects. The macroeconomic conditions in the principal markets of the Group remain more favourable than average conditions in Europe, and the Group believes that 2006 will be another satisfactory year. The Group does not expect to receive one-off income at the same high level as in 2005, however, nor does it expect to record a net positive entry for credit loss expenses.

Danske Bank Group – financial highlights

NET PROFIT FOR THE YEAR (DKr m)	2005	2004	2003	2002	2001
Net interest income	17,166	14,752	15,593	15,859	16,754
Net fee income	7,288	5,898	5,910	5,842	5,926
Net trading income	6,504	4,877	5,074	4,971	4,405
Other income	2,256	2,029	1,127	1,278	1,428
Net income from insurance business	1,677	1,631	1,958	268	1,045
Total income	34,891	29,187	29,662	28,218	29,558
Operating expenses	18,198	15,393	14,964	15,634	16,416
Profit before credit loss expenses	16,693	13,794	14,698	12,584	13,142
Credit loss expenses	-1,096	759	1,662	1,420	1,752
Profit before tax	17,789	13,035	13,036	11,164	11,390
Tax	4,967	3,718	3,750	2,922	2,677
Net profit for the year	12,822	9,317	9,286	8,242	8,713
Attributable to minority interests	4	28	-	-	-

BALANCE SHEET (DKr m)	2005	2004	2003	2002	2001
Bank loans and advances	829,603	615,238	523,055	478,840	475,862
Mortgage loans	569,092	524,428	497,563	469,506	448,159
Trading portfolio assets	444,521	422,547	588,986	545,719	421,528
Investment securities	28,712	31,505	-	-	-
Assets under insurance contracts	188,342	163,205	-	-	-
Other assets	371,775	295,584	216,530	257,488	193,033
Total assets	2,432,045	2,052,507	1,826,134	1,751,553	1,538,582
Due to credit institutions and central banks	476,363	353,369	299,880	319,573	241,042
Deposits	631,184	487,863	483,884	427,940	400,491
Issued mortgage bonds	438,675	432,399	603,120	567,912	536,352
Trading portfolio liabilities	212,042	215,807	142,992	162,453	89,592
Liabilities under insurance contracts	211,834	191,149	-	-	-
Other liabilities	343,600	271,249	202,258	182,146	182,249
Subordinated debt	43,837	33,698	33,549	31,210	31,765
Shareholders' equity	74,510	66,973	60,451	60,319	57,091
Total liabilities and equity	2,432,045	2,052,507	1,826,134	1,751,553	1,538,582

RATIOS AND KEY FIGURES	2005	2004	2003	2002	2001
Net profit for the year per share, DKr	20.4	14.4	13.3	11.5	11.9
Diluted net profit for the year per share, DKr	20.4	14.4	-	-	-
Net profit for the year as % of average shareholders' equity	18.5	13.9	15.2	14.0	16.0
Cost/income ratio, %	52.2	52.7	50.4	55.4	55.5
Solvency ratio, %	10.3	10.2	11.0	10.5	10.3
Core (tier 1) capital ratio, including hybrid core capital, %	7.3	7.7	7.7	7.6	7.3
Dividend per share, DKr	10.00	7.85	6.55	4.75	4.75
Share price, end of year, DKr	221.2	167.5	138.8	117.4	135.1
Book value per share, DKr	118.9	106.7	89.9	84.8	78.0
Full-time-equivalent staff, end of year	19,128	16,235	16,935	17,817	18,521

For 2004-2005, items are valued in accordance with the IFRS. For 2001-2003, items are valued in accordance with the rules in force at that time.



Financial results

In 2005, Danske Bank Group realised a net profit of DKr12,822m, against DKr9,317m in 2004. The net profit per share increased 42%.

Pre-tax profit amounted to DKr17,789m, which was better than expected at the presentation of the report for the first nine months of 2005. Pre-tax profit in the fourth quarter of 2005 was DKr5,051m.

The year was characterised by considerable customer activity in all markets. Moreover, the profit for the year benefited from one-off income and an extraordinarily favourable trend in the credit quality of the loan portfolio, which resulted in a net positive entry for credit loss expenses. Expenses were influenced by investments in retail banking activities.

Income

Income rose by 20% to DKr34,891m. Income from banking activities in Northern Ireland and the Republic of Ireland accounted for 45% of the increase. The rest was owing to favourable developments in all the other business areas of the Group.

Net interest income rose 16% to DKr17,166m. Bank loans and advances grew by 35%. The interest margin declined as a result of the product mix adjustments and fierce competition in the Group's core business areas. Property financing products secured on real property with narrow interest margins and a healthy trend in corporate lending were the main contributors to the growth.

Net fee income rose 24%. Excluding the net fee income from banking activities in Northern Ireland and the Republic of Ireland, the increase amounted to 14%. The growth was driven exclusively by rising volume, primarily in property refinancing, which recorded an all-time high, and securities trading.

Net trading income rose 33%. The increase came from strong activity in the fixed-income and equity markets and gains on the sale of loans as part of the Group's reduction of its wholesale banking activities in London and New York. Moreover, the profit on the sale of HandelsFinans added just over DKr500m to trading income.

Net income from insurance business rose by 3% since the increase in business volume and return on investments compensated for a loss on health and accident business. In 2005, the Group booked the remaining risk allowance for previous years of DKr441m. In 2004, the allowance booked amounted to DKr445m. This means that at January 1, 2006, the risk allowance outstanding from previous years has been eliminated.

The increase in other income of DKr227m to DKr2,256m was owing primarily to a favourable trend in operating leases and the acquisition of Krogsveen, a Norwegian chain of real-estate agencies.

Operating expenses

Operating expenses rose 18% to DKr18,198m. Excluding banking activities in Northern Ireland and the Republic of Ireland, operating expenses remained largely unchanged despite the expansion of business activities in the Nordic region



and a rise in performance-based compensation reflecting financial results. The cost/income ratio improved from 52.7% to 52.2%.

Credit loss expenses

Credit loss expenses fell from a charge of DKr759m in 2004 to a net positive entry of DKr1,096m in 2005. The positive trend reflected the high credit quality of the Group's loan portfolio and favourable economic conditions, which led to a low level of new impairment charges and reversals of charges previously made.

Tax

The Group's tax charge for 2005 is calculated to be DKr4.967m, corresponding to an effective tax rate of 28%. The reversal of impairment charges for loans and advances as a result of the transition to IFRS triggered an additional corporation tax charge of DKr1.3bn. The Danish corporation tax rate was lowered from 30% to 28% in 2005.

Return on equity

The return on equity rose from 13.9% in 2004 to 18.5%. Net profit for the year per share increased 42% from DKr14.4 to DKr20.4.

Capital and solvency

Share capital

At the end of 2005, the share capital totalled DKr6,383,042,760, and shares numbered 638,304,276 after the cancellation of 33,961,476 shares repurchased under the 2004 buyback programme. The number of shares outstanding at the end of 2005 was 626,704,866, and the average number of shares outstanding in 2005 was 627,573,906.

Shareholders' equity

Shareholders' equity was DKr75bn at the end of 2005, against DKr67bn at the end of 2004. The change reflects primarily the dividend payment in March 2005 and the recognition of the profit for the year.

The Board of Directors is proposing that the general meeting approve a dividend of DKr10.00 per share, corresponding to a total dividend payment of DKr6,383m. The dividend equals 50% of the net profit of the Group.

Solvency

The solvency ratio at the end of 2005 stood at 10.3%, of which 7.3 percentage points derived from the Group's core (tier 1) capital. The core (tier 1) capital ratio, excluding hybrid core capital, amounted to 6.6%.

The core (tier 1) capital ratio was reduced by 0.7 of a percentage point after the deduction of the premium paid over the book value for the banks in Northern Ireland and the Republic of Ireland.

To fund the acquisition of Northern Bank and National Irish Bank, Danske Bank issued notes worth £150m as hybrid (tier 1) capital and notes worth €700m as supplementary capital in March 2005. The total value of these new issues is equivalent to DKr6.8bn. In June, the Bank redeemed notes of a nominal value of $500m (DKr3.1bn) issued as supplementary capital. The Bank subsequently issued new supplementary capital: in September, it issued notes worth €500m (DKr3.7bn) and in December, it issued notes worth NKr535m (DKr0.5bn).

The increase in risk-weighted items from DKr808bn at the end of 2004 to DKr944bn at the end of 2005 was attributable to the acquisitions in the Republic of Ireland and Northern Ireland and to strong lending growth.

Balance sheet

The assets of the consolidated Group totalled DKr2,432bn at the end of 2005, against DKr2,053bn at the end of 2004.

Lending

Bank loans and advances, excluding repo transactions, increased by DKr150bn, or 32%, to DKr621bn.

The acquisition of Northern Bank and National Irish Bank accounted for half of this increase. Lending extended by the Group's banking units in Denmark increased by DKr42bn, or 19%, while lending by other units in the Nordic region rose by DKr44bn, or 28%. Lending was, however, reduced by the sale of loans extended by the Group's units in England and the US.

Mortgage lending stood at DKr569bn at the end of 2005, up 9% on the level recorded a year ago.

Repo loans increased by DKr64bn from the level at the end of 2004 to DKr209bn, primarily as a result of increased activity in the international repo market.

Deposits

Deposits, excluding repo transactions, totalled DKr533bn, against DKr436bn at the end of 2004, up DKr97bn, or 22%.

Deposits with Northern Bank and National Irish Bank accounted for DKr62bn of this increase. Excluding these banks, deposits rose 8%.

Trading portfolio assets

Trading portfolio assets grew by DKr22bn, or 5%, to DKr445bn. The rise was owing to an increased holding of bonds.

The Group's overall risk on a change in interest rates of one percentage point amounted to DKr508m at the end of 2005, against DKr812m at the end of 2004.

Outlook for 2006

In 2006, Europe is likely to see moderate economic growth and slightly increasing interest rates. The Group expects growth in its principal markets to be higher than average European growth.

Net interest and net fee income from banking activities are expected to rise from the level recorded in 2005 as a result of double-digit growth in property financing and corporate lending. In addition, the Group will recognise income from its banking activities in Northern Ireland and the Republic of Ireland for the full year, as opposed to the 10-month period in 2005. Generally, business volume is expected to see healthy growth in 2006. The strong mortgage finance and securities trading activity is unlikely to continue at the same pace, however.

Net trading income is expected to be lower due to the one-off revenue and extraordinarily high level of activity recorded in 2005. The Group expects to maintain its market position, but trading income will continue to depend greatly on the trends in the financial markets, including the level of securities prices at the end of the year.

The positive trend in insurance activities is likely to continue in 2006. However, net income from insurance business is expected to be lower than in 2005 as result of the booking of the risk allowance from previous years in 2005 and new accounting rules for calculating provisions for unit-linked contracts.

The sale of real property, unlisted shares (including HandelsFinans) and the loan portfolios of the Group's units in New York and London – together with the booking of a risk allowance from previous years – generated one-off income of DKr1.6bn in 2005. Nevertheless, the Group expects its total income in 2006 to reach the same level as in 2005.

The Group expects costs to increase by some 5%, with expenses incurred by the banking operations in Northern Ireland and the Republic of Ireland accounting for just over half of this increase. As opposed to the 10-month accounting period of the two banks in 2005, the 2006 accounting year will cover a full year and include increased, planned integration costs. Excluding these factors, expenses are expected to rise around 2%. The increase reflects the general trend in costs and a continued strong activity in the Danish, Norwegian and Swedish retail operations.

Excluding the considerable one-off income in 2005, the profit before credit loss expenses is expected to increase moderately.

Assuming favourable economic trends and a satisfactory loan portfolio quality, the Group expects to record modest credit loss expenses in 2006.

The pre-tax profit for 2006 is expected to be lower than in 2005 due to the considerable one-off income received in 2005. However, the result will continue to depend on the level of activity, economic trends and the direction of prices in the financial markets, among other factors.

The Group expects its tax rate to be 28%.



Northern Bank and National Irish Bank

Danske Bank's acquisition of Northern Bank in Northern Ireland and National Irish Bank in the Republic of Ireland took effect on February 28, 2005.

The IT migration of the two banks to the shared platform of the Danske Bank Group will take place at Easter 2006, and it will involve around 600,000 customers and 154 branches.

The coming migration will boost the products and electronic services offered by the two banks considerably, and customers will see changes in the design and branding of their banks.

The two banks occupy different positions in their local markets: Northern Bank is a leading bank in Northern Ireland with a share of the retail market of 20% and a share of the corporate market of 33%. National Irish Bank, on the other hand, is a small player in the Republic of Ireland with a market share of around 3%.

The CEOs of the two banks, Don Price of Northern Bank and Andrew Healy of National Irish Bank, joined Danske Bank's Executive Committee in 2005.

A new regional structure, similar to the organisation of the Group's other banking activities, was implemented at the two banks. Each region has a finance centre and a number of parent branches with associated local branches. A Shared Services Centre, which reports to the Shared Services Centre in Denmark, has been set up in Belfast. The Centre handles a number of administrative routines and serves both Northern Bank and National Irish Bank.

IT development

The system development activities of around 70 development projects launched in preparation for the migration at Easter 2006 have now been completed, and the first migration tests were completed successfully.

With the implementation of the systems, products and processes of the Danske Bank Group, the daily routines of most staff will change considerably. In future, much of the widespread routine work carried out today will be handled by support systems, which means that the staff will have more time for sales and customer service activities. This innovation requires organisational changes of a considerable magnitude, and the staff – around 3,000 employees – will spend nearly 10,000 days on training sessions and will complete self-study programmes to further enhance their PC and systems proficiency.

Staff

At Easter 2006, 275 employees from branches in Denmark, Norway and Sweden will make a two-week visit to the branches of Northern Bank and National Irish Bank to introduce their colleagues to the new systems and processes. Before the migration, around 450 employees from the two banks have visited Danish branches.

The Group has reached an agreement with IBOA (the association of Irish and Northern Irish banking officials), which supports initiatives related to the integration process, including the extensive e-learning activities for the staff outside normal working hours. Danske Bank has offered the staff PCs and broadband connections at home as compensation for their efforts.

Employee satisfaction surveys have shown a positive trend in staff satisfaction and motivation in both banks.

Financial plans

Northern Bank and National Irish Bank have set up financial plans extending until 2008 for their product ranges, price structures, organisational changes and the staffing of branches and head offices. The plans maintain the expected synergies of DKr350m per annum, with full accounting effect from 2008, and support the growth ambitions of the two banks.

The Group's integration costs, including expenses for the IT migration at Easter 2006, are still expected to total DKr1.5bn, of which just over DKr550m was expensed in 2005.

The overall financial result of the two banks from March to December 2005 stood at a negative DKr83m, which was in line with expectations.



Danske Bank shares

Danske Bank's overall financial objective is to provide its shareholders with a competitive return.

Shareholder value is created through share price appreciation and dividend payments based on healthy growth in profits. The Group seeks to fulfil its ambition by constantly developing its core business, streamlining operating processes and optimising capital and risk management.

Danske Bank shares

Share capital totalled DKr6,383,042,760 at the end of 2005 after the cancellation in June of 33,961,476 shares bought back under the 2004 repurchase programme.

At the end of 2005, the price of Danske Bank's shares was DKr221.18. The share price rose by 32.0% in the course of the year, and the dividend per share was DKr7.85. The total return on Danske Bank shares in 2005 was thus 38.2%. In comparison, the MSCI European Banks Index increased by 18.5%, and the Danish OMXC20 index (previously known as the KFX index) rose 37.3% (both figures exclude dividends).

In the past five calendar years, Danske Bank shares have generated an average return to shareholders of 13.6% annually.


Danske Bank shares
Price
DKr bn
230
220
210
200
190
180
170
160
14
12
10
8
6
4
2
0
2005
Monthly trading volume
Price

Market value and trading volume

At the end of 2005, the total market value of the Danske Bank Group was DKr141.2bn, which was 32.0% higher than at the end of 2004.

The average daily trading volume of Danske Bank shares was DKr284m in 2005, against DKr274m in 2004. With a total trading volume of DKr71.8bn in 2005, Danske Bank shares ranked fifth among the most actively traded shares on the Copenhagen Stock Exchange. In terms of total market value, Danske Bank was the second-largest listed Danish company at the end of 2005.

TOTAL DISTRIBUTION (DKr m)	2005	2004	2003	2002	2001
Dividends	6,383	5,277	4,661	3,477	3,477
Share buybacks	-	5,000	5,000	3,000	-
Total	6,383	10,277	9,661	6,477	3,477
Net profit for the year	12,822	9,317	9,286	8,242	8,713
Total as % of net profit for the year	50	110	104	79	40

DANSKE BANK SHARES	2005	2004
Share price, end of year, DKr	221.2	167.5
Total market value, end of year, DKr bn	141.2	106.9
Net profit per share, DKr	20.4	14.4
Dividend per share, DKr	10.00	7.85
Book value per share, DKr	118.9	106.7
Share price, end of year/book value per share, DKr	1.9	1.6

Dividends to shareholders

The Board of Directors is proposing that the general meeting approve a dividend of DKr10.00 per share for 2005, or 4.5% of the share price at the end of 2005, corresponding to a total dividend payment of DKr6,383m.

Danske Bank's shareholders

At the end of 2005, Danske Bank had about 290,000 shareholders. According to the Danish Securities Trading Act, shareholders must notify a company if their shareholding exceeds 5% of the company's share capital or exceeds higher percentages divisible by 5. At the end of 2005, two shareholder groups had notified the Bank that they hold more than 5% of its share capital.

- A.P. Møller and Chastine Mc-Kinney Møller Foundation and companies of the A.P. Møller – Maersk Group, Copenhagen, hold more than 20%.
- Fonden Realdania, Copenhagen, holds more than 10%.

At the end of 2005, foreign investors held around 35% of Danske Bank's share capital, the same percentage as at the end of 2004. Most foreign investors are based in the US and the UK.

IR information

In 2005, the Group further developed its Investor Relations activities. The Group's Web site introduced a number of new features, including interactive accounts, consensus estimates of equity analysts, a detailed introduction to the International Financial Reporting Standards (IFRS) and in-depth information about the Group's acquisitions in Northern Ireland and the Republic of Ireland.

During the year, Danske Bank met with more than 300 investors in Denmark and in financial hubs throughout Europe, the US and Canada.

Stock exchange announcements published in 2005 are available at www.danskebank.com/ir.

General meeting and shareholder meetings

In 2005, shareholders received information on developments at Danske Bank at the annual general meeting on March 15 and at four shareholder meetings in Denmark's four largest cities. Furthermore, Danske Bank in Denmark and BG Bank hosted a number of local meetings addressing the interests of the local communities. Shareholders' interest in attending the shareholder meetings has declined in recent years, and the Group has decided not to continue this activity. The local meetings will continue, however.

Invitations to annual general meetings are published in the daily papers. The shareholders who attended the 2005 annual general meeting represented just above 50% of the share capital. The Board of Directors was granted authority to represent a limited number of shareholders by proxy. In accordance with the Bank's practice, these proxy powers were effective only for that particular general meeting.



Organisation and management

Vision and mission

Danske Bank focuses on conventional banking services designed for the new millennium.

In the autumn of 2005, the Group presented its vision and mission.

The vision:
"One platform – exceptional brands"

The Group has a platform for its retail banking operations that is both robust and scalable. The platform includes IT systems, product development, communications and branding, credit and risk management, HR development and finance.

The units in various countries all operate on the basis of the same business model. The Group develops the model on an ongoing basis by refining the best industry practices and actively pursuing market opportunities.

Within the framework of its core values, the Group wishes to develop and maintain unique brands. Each major business unit must have a clear brand identity that fits its local market conditions. Customers should perceive the brands as distinctive and value creating.

The mission:
"The best local financial partner"

The Group will continually develop its individual brands in the various markets. Its mission is to build extensive and long-lasting financial partnerships based on reciprocity. The Group's ambition is to stand out in the local markets by providing the best offers of products and services. The Group's offers are based on its high ambitions as regards competitiveness, advisory services, openness and value creation.

Management

In addition to ensuring compliance with company law, the management structure of the Danske Bank Group aims at achieving maximum security in the conduct of its operations.

Key elements in the management structure are fixed authorisations, requirements for ongoing reporting and considerable transparency regarding the Group's activities.

The Group follows the development of national and international corporate governance standards. The management's ambition is to adjust its structure continually to ensure that the Group can maintain the highest possible management standards.

Management structure

The management structure of the Group reflects the statutory regulations governing Danish companies in general and financial services institutions in particular. The general meeting elects the Board of Directors and the external auditors. The Board of Directors appoints the Executive Board, the Secretary to the Board of Directors, the Group Chief Auditor and the Deputy Group Chief Auditor and determines their remuneration. According to the Danish Financial Business Act, members of the Executive Board may not sit on the Board of Directors.



To ensure coordination across the Group, the Board of Directors has approved the establishment of an Executive Committee.

General meeting

According to the Articles of Association, the shareholders of Danske Bank are entitled to table proposals as well as attend, speak and vote at the general meeting, provided that they observe a few formalities.

Danske Bank plans to transmit the Chairman's report at the annual general meeting by Webcast beginning in 2006.

There is only one class of shares and no limitations on holdings, voting rights or other opportunities for the shareholders to influence decisions. The Articles of Association and statutory provisions set the framework for the management of the Group and the general meeting. Only the general meeting may amend the Articles of Association. According to the Articles, Board members are elected for a four-year period. At the forthcoming general meeting, the Board of Directors will propose an amendment to the Articles reducing the period of service to two years. As a result, half the members of the Board of Directors elected by the general meeting will be up for election every year. The Group prefers a two-year period of service in order to achieve a certain continuity in the composition of the Board of Directors.

Board of Directors and Executive Board

After Niels Eilschou Holm resigned from the Board of Directors in December 2005, the Board consists of ten members elected by the general meeting. All the members elected by the general meeting are independent.

In accordance with Danish legislation, the staff elect a number of representatives from among themselves to serve on the Board of Directors for a four-year period. The period of service for the current employee representatives expires in the first quarter of 2006. At the next election, the number of staff representatives will be reduced from seven to five.

According to the division of powers, the Board of Directors is in charge of outlining the overall principles governing the affairs of Danske Bank, whereas the Executive Board is in charge of day-to-day management and reports to the Board of Directors. The Rules of Procedure of the Board of Directors and the Executive Board lay down the exact division of duties and responsibilities. A summary of these Rules of Procedure is available at www.danskebank.com/cg.

Recruitment and assessment of directors

Shareholders and the Board of Directors may nominate Board candidates. In 2005, the Board decided to set up a Nomination Committee to prepare background material for the review of new candidates and re-election of existing directors. The charter of the Nomination Committee is available at www.danskebank.com/cg.

The Chairman of the Board of Directors is responsible for assessing the Board's work and the work of the individual directors. The Board has decided to take steps in 2006 to lay down a more formal procedure for the ongoing assessment.

Board committees

In addition to the new Nomination Committee, the Board of Directors has set up three committees: the Credit Committee, the Audit Committee and the Salary and Bonus Committee. The committees are responsible for supervising specific areas and preparing matters that are later considered by the full Board. In 2005, the Board expanded the charters of these committees. The charters are available at www.danskebank.com/cg. As stipulated by Danish law, these committees are not authorised to make independent decisions. In 2005, the Board of Directors decided to dissolve the Risk Committee and the Stakeholder Committee. The responsibilities of these committees have been incorporated in the Rules of Procedure of the Board of Directors and are now shared by the full Board.

All Risk Committee

An All Risk Committee reporting to the Executive Board was established in 2005. This Committee determines the Group's overall balance-sheet composition as well as its capital and financial structure. The Committee also lays down the Group's overall principles for risk management, risk policies and investment strategies.

The Executive Committee

New members joined the Executive Committee in 2005. Don Price, chief executive of Northern Bank, was appointed a member of the Committee on March 1, 2005. Andrew Healy joined the Committee on September 1, 2005, when he took over as chief executive of National Irish Bank. In the fourth quarter of 2005, head of HR Development Lars Stensgaard Mørch and head of Communications Steen Reeslev were appointed members of the Executive Committee with effect from January 1, 2006. The Executive Committee now consists of 14 members, who represent the Group's large banking business areas and support functions.

Remuneration

The remuneration of the management is determined on the basis of the Group's policy for remuneration of the Board of Directors and the Executive Board. The remuneration policy is available at www.danskebank.com/cg.

Directors exclusively receive a fixed fee. The Board of Directors plans to raise the annual fee from DKr250,000 to DKr325,000. The chairman will continue to receive a triple fee and the vice chairmen a double fee. The Board plans to compensate Board committee membership by an annual fee of DKr200,000. No director may receive total remuneration of more than twice the directors' fee, except for the chairman and vice chairmen, who may receive up to four times the directors' fee. The increase should be seen in the light of the change in the committee structure and the fact that the fee has not been adjusted since 1999. After the adjustment, the annual expense for Board and committee fees is expected to total DKr9.1m, against DKr8.4m in 2005.

The Board of Directors determines the remuneration of the Executive Board, which consists of fixed salaries, various types of incentive programmes and pensions.

Information on the fees and salaries of the individual directors and the members of the Executive Board appears in note 5 to the income statement. See www.danskebank.com/cg for information on Danske Bank shares held by the individual members of the Board of Directors and the Executive Board.

Corporate social responsibility

The Danske Bank Group considers its involvement in the communities where it operates to be an integral part of its business. That is why the Group allocates resources to contribute actively to the cultural and social development of the community. In 2005, this ambition resulted in a number of national, regional and local initiatives in Denmark and the other countries in which the Group operates.

One of these initiatives was *Danske Knowledge*, a new sponsorship programme established by Danske Bank in 2005. One of the objectives of the programme is to contribute to developing the national knowledge base in Denmark. *Danske Knowledge* comprises *Danske Knowledge Partnerships, Danske Growth Conferences, Danske Study Grants, Danske Young Talent* and *Danske Inventorland.*

Through *Danske Knowledge Partnerships*, Danske Bank will establish a forum for co-operation with institutions, organisations and individuals. The objective is to promote free, creative thinking and ideas that drive innovation and growth. In 2005, Danske Bank undertook such partnerships with Experimentarium, Denmark's science centre; the Welfare Commission, a government committee; the Copenhagen Institute for Futures Studies; and the Royal Theatre. In addition, the Bank hosted a number of regional conferences in Denmark on economic growth.

In 2005, *Danske Study Grants* awarded 80 grants of about DKr16,000 each to students who wanted to study outside Denmark for one term and who would return to Denmark with their acquired knowledge. *Danske Young Talent* enabled young people aged 16 to 19 to participate in musical competitions and attend concert presentations. In 2005, Danske Bank held 18 competitions around the country.

Danske Inventorland invited children aged six to nine to visit a touring experimentarium. In 2005, 25 events attended by a total of 5,600 children and their families took place in various towns all over Denmark.

The Bank sponsors some of the leading cultural institutions in Denmark through *Danske Culture*. The sponsorship provides funds for theatrical productions and companies, enabling them to travel and perform for audiences in various parts of the country. Over the past three years, *Danske Culture* has visited more than 60 Danish towns, reaching a total audience of about 30,000 people.

The hub of many local communities is a healthy sports and club life. A number of local events for children pursuing various sports, such as football, handball and badminton, take place under the *Danske Bank Cup* umbrella. Each year, over



125,000 young people participate in more than 200 sports events hosted by Danske Bank in co-operation with local sports clubs.

BG Bank's Literature Sponsorship, the largest sponsorship in the Bank's history, continued in 2005. The aim is to promote Danish literature and language. The sponsorship consists of prizes for various types of literary accomplishments and aims at expanding people's interest in reading: *BG Bank's Literature Prize* of DKr300,000; *BG Bank's Literary Debut Prize* of DKr25,000; *BG Bank's Literature Pool; BG Bank's Research Pool*; and the *Book of the Season*. The money from the *Literature Pool* went to more than 200 local projects in Denmark with a wide range of goals that promote reading and expand interest in literature and language among young people.

Literature Tour visited six different locations in Denmark where local business customers were invited to come and listen to storytellers and musicians. These events were attended by some 3,000 people.

Danica Pension, the Group's life insurance and pensions arm, wants to inspire Danes to think ahead. It sponsors a number of activities that illustrate what the good life is – now and in the future. Under the label *Day of Dreams*, Danica Pension has promoted a number of events, including exhibitions on the future and presentations by public figures.

Danica Pension collaborates with the Danish Cancer Society. Under the label *The Attractive Workplace*, Danica offers its business customers advice on how to promote well-being and health at work.

Realkredit Danmark, the Group's mortgage finance arm, also participates actively in cultural life in various parts of Denmark, for instance through sponsorships and co-operative agreements with the Grønnegårds Theatre in Copenhagen, Musikhuset Aarhus and Herning Convention Centre.

Each year, Fokus Bank in Norway joins a number of other companies to award the *Growth Prize of the Year* to a business or a project that focuses on growth and entrepreneurship.

Through Östgöta Enskilda Bank in Linköping, Danske Bank in Sweden gives the *Rookie of the Year* award to a newly established business within technology and research which collaborates with the university in Linköping.

Northern Bank also has a tradition of social responsibility and charity. Among the bank's many social activities is its participation in the award-winning voluntary programme *Time2Count*. Supported by the bank, employees teach math skills to underprivileged children. In 2005, the employees raised funds enabling children with heart disease to receive treatment. Social activities also include sponsorships of sports clubs whose members come from all walks of life.

Like Northern Bank, National Irish Bank is involved in the extensive *Time2Count* programme, and its employees have also collected funds for children suffering from heart disease. In 2005, for the sixth consecutive year, the bank part-



nered with the *Galway Arts Festival*, the largest and most prestigious annual arts festival in the Republic of Ireland. This time, one of the many activities was the celebration of the 200th anniversary of the birth of Hans Christian Andersen, the Danish storyteller.

Using its retail banking activities as a platform, the Danske Bank Group intends to continue to develop its social activities both in Denmark and in the other countries where the Group operates.

Environmental policy

In 2005, the Group started the implementation of the environmental policy adopted by the Board of Directors in the autumn of 2004. The first phase comprises the establishment of a system that enables the Group to manage its direct impact on the environment. Direct environmental impact is defined as environmental effects related to ordinary operations, consumption of resources, emissions and refuse and the direct impact of purchases made by the Group. Phase one is expected to conclude in 2006 for the Group's operations in Denmark and in 2007 for operations outside Denmark.

The Group expects to start the second phase in 2007. It will focus on expanding measures that are relevant to the indirect environmental impact of the Group's operations. Indirect impact on the environment is defined as the effects of the Group's business activities, such as the granting of credit, financing and investment.

In 2005, the Group set targets for the direct impact of its operations on the environment and identified the main indicators of this impact. In addition, it prepared environmental requirements that suppliers of furniture, office equipment, hardware and other goods must sign. In 2006, these procedures and action plans for environmental activities will be formalised in detail.

See the description of the Group's working environment activities in the section on Human Resources. See also www.danskebank.com/cg.

TARGETS FOR DIRECT ENVIRONMENTAL IMPACT	
Resource consumption	Formalisation of procedures and action plans to minimise the Group's use of resources Compilation of resource consumption indicators
Refuse treatment	Formalisation of procedures and action plans to reduce the impact of the Group's refuse treatment on the environment Compilation of refuse indicators
Supplier requirements	Formalisation of procedures for environmental screening of suppliers Execution and documentation of environmental screening of all existing suppliers
Employee training	Preparation of a training programme for all employee groups All employees must be familiar with the environmental policy

Human resources

The Group's HR objective is to attract and retain persons with the best qualifications and the highest performance. This means maintaining a focus on the development of the Group's staff and managers. The Group considers it very important that the staff are committed and that they observe the core values. Furthermore, it strives to ensure that current and prospective staff consider the Danske Bank Group an especially attractive place to work.

In 2005, the Group's HR efforts were directed mainly at supporting the integration of Northern Bank and National Irish Bank in the Danske Bank Group.

Staff commitment

Annual employee satisfaction surveys are conducted in all the Group's units to measure employee satisfaction, motivation and loyalty. In the surveys, the staff are asked to assess the performance of their immediate superiors, working relations and working conditions in general. Staff commitment stabilised at a high level, having risen steadily over a number of years. The level remains above the sector average, as does the staff loyalty measure.

Competency development

The Group focuses intensively on competency development in the form of courses and on-the-job training. The Group's extensive course programme includes specialist courses as well as courses in personal and management development.

Competency development is based on the individual employee's competency profile and should form an integral part of his or her daily work. Local management is responsible for the ongoing development of staff competencies with a view to increasing efficiency. Coursework takes place in small modules that the staff may complete at their convenience when required by their jobs. E-learning and other technological tools play an increasingly important role in training.

The Group supports employees both in Denmark and abroad who enrol on external courses providing relevant further training.

A number of measures were taken in 2005 to improve the English-language qualifications of the staff, in part as a result of the acquisition of the two banks in Northern Ireland and the Republic of Ireland.

Management training

A new internal management development programme was introduced during the year. The programme is an integral part of the overall staff development measures.

Other forms of external training include professional conferences, courses and advanced management training at international business schools.



Recruitment and resignations

In 2005, the Group welcomed almost 1,100 new employees, including 115 bank trainees and 200 IT specialists and other specialists. The Group wants to strengthen its employer brand by showing the opportunities open to its employees.

At the end of the year, the number of full-time-equivalent staff totalled 19,128 with staff at non-Danish units accounting for about 5,600. The acquisition of Northern Bank, National Irish Bank and the real-estate chain Krogsveen added nearly 2,900 to the number of Group employees working outside Denmark.

During the year, 1,100 employees left the Danish units of the Group, corresponding to a staff turnover rate of 8%. The figure includes 200 who retired. All employees who decide to leave the Group are invited to an interview.

In accordance with an earlier agreement, a small number of employees received severance packages, which provide supplementary compensation based on the length of employment in addition to the compensation payable under the Danish Salaried Employees Act and the collective agreement.

Working environment

Standards have been prepared for branch design with respect to ergonomics, indoor climate, workflows and the well-being of employees. Workplace assessments, which are carried out as part of the employee satisfaction surveys, provide an overview of the working conditions in the Group.

In 2005, the Group began coordinating its working environment activities across all units, including measures to ensure safety at work. This created a broader foundation for expanding local initiatives across divisions, companies and borders. After the last workplace assessment, 800 proposals from all units were submitted to a central database.

A smoking policy has been established as part of the Group's health policy. During the year, a number of head office areas became non-smoking zones and many employees attended quit-smoking courses offered by the Group.

In 2005, the number of bank robberies at the Group's Danish branches continued to decline. The number is still very high, however, and the Group will continue its efforts to lower it.

Employee shares

In view of the excellent financial results achieved in 2005, the employees will receive shares worth a total amount of DKr118m in the spring of 2006. In future, the Board of Directors will consider offering additional employee shares on the basis of developments over several years and at its discretion.

Business areas

PROFIT BEFORE TAX (DKr m)	2005	2004	Index 05/04	Share 2005
Banking Activities Danske Bank	5,767	3,481	166	32%
Banking Activities BG Bank	1,782	1,462	122	10%
Banking Activities Sweden	809	665	122	5%
Banking Activities Norway	579	321	180	3%
Banking Activities Northern Ireland	23	-	-	-
Banking Activities Ireland	-106	-	-	-
Other Banking Activities	1,241	714	174	7%
Total Banking Activities	10,095	6,643	152	57%
Mortgage Finance	2,755	2,222	124	15%
Danske Markets	3,872	2,934	132	22%
Danske Capital	509	364	140	3%
Danica Pension	1,677	1,631	103	9%
Other areas	-1,119	-759	-	-6%
Total Group	17,789	13,035	136	100%

Danske Bank Group's pre-tax profit rose 36% compared with the pre-tax profit for 2004. All business areas contributed to the positive trend.

"Other areas" includes the Group's real property activities, unallocated cost of capital and expenses for Group support functions and severance payments. Moreover, the item covers the elimination of returns on own shares in the amount of DKr319m, despite the fact that the return is distributed to holders of pooled schemes and life insurance policyholders.

The profit of "Other areas" benefited from gains on real property sales in 2005 and from currency hedging of profit generated by non-Danish units. The segment was adversely affected by increased capital costs incurred as a result of the acquisitions in the Republic of Ireland and Northern Ireland.

Developments in the individual business areas are described in the following pages.

Banking Activities Danske Bank

BANKING ACTIVITIES DANSKE BANK (DKr m)	2005	2004	Index
Net interest income	6,184	5,775	107
Net fee income	3,319	2,805	118
Net trading income	455	395	115
Other income	15	50	30
Total income	9,973	9,025	111
Operating expenses	5,168	5,193	100
Profit before credit loss expenses	4,805	3,832	125
Credit loss expenses	-962	351	-
Profit before tax	5,767	3,481	166
Loans and advances, end of year	197,674	163,927	121
Deposits, incl. pooled deposits, end of year	216,219	189,050	114
Risk-weighted items (avg.)	186,653	161,466	116
Allocated capital (avg.)	12,132	10,495	116
Profit before tax as % of allocated capital	47.5	33.2	
Cost/income ratio, %	51.8	57.5	

Banking Activities Danske Bank encompasses the banking activities of the Danske Bank division in Denmark. Danske Bank caters to all types of retail and corporate customers. The bank's finance centres serve large corporate and private banking customers. Banking Activities Danske Bank has nine regions with 291 branches, nine finance centres and nearly 4,300 employees.

The pre-tax profit of Banking Activities Danske Bank rose by 66% to DKr5,767m, against DKr3,481m in 2004. The profit before credit loss expenses increased 25%.

Banking Activities Danske Bank recorded extraordinarily strong demand for its products, a positive trend in the securities markets and low credit loss expenses. The business activities in 2005 reinforced Danske Bank's position as the leading bank in Denmark.

Net interest income rose 7% on the figure recorded in 2004. Income benefited from high growth in lending to both retail and corporate customers. The growth more than compensated for the narrowing of lending margins, particularly in the retail market. This narrowing reflected the increasing percentage of loans secured on real property and fierce competition.



Strong remortgaging activity contributed to the 18% increase in net fee income. Moreover, customers' increased trading in securities added to the fee income. Equity trading volume was especially high, and the introduction of two new Danske Invest funds (*Mix* and *Mix – med sikring*) also had a positive effect on fee income.

Operating expenses remained stable at the level recorded in 2004.

Danske Bank recorded a net positive entry for credit loss expenses of DKr962m, against a charge of DKr351m in 2004. The change was attributable to the favourable economic climate in Denmark and the high credit quality of the loan portfolio.

Total lending rose by 21% on the level recorded at the end of 2004. Lending to retail customers increased 22%. Growth came mainly from healthy sales of the property financing product *Danske Prioritet.*

Loans to corporate customers rose by 20% primarily as a result of the increasing activities targeting small and medium-sized businesses.

In 2005, Danske Bank further increased its focus on the benefits that corporate customers enjoy from the Business Online self-service solutions.

In the autumn, the *Formueprognose* advisory tool was launched in all nine finance centres. This wealth forecasting tool provides private banking customers with a unique opportunity to estimate changes in asset value in various economic scenarios.

The healthy economic climate in Denmark is expected to continue in 2006. After a year of unusually strong demand for its products, Danske Bank is likely to sustain its high level of activity despite the continuation of fierce competition.

Banking Activities BG Bank

BANKING ACTIVITIES BG BANK (DKr m)	2005	2004	Index
Net interest income	2,685	2,599	103
Net fee income	1,306	1,182	110
Net trading income	149	126	118
Other income	11	24	46
Total income	4,151	3,931	106
Operating expenses	2,392	2,463	97
Profit before credit loss expenses	1,759	1,468	120
Credit loss expenses	-23	6	-
Profit before tax	1,782	1,462	122
Loans and advances, end of year	63,803	55,505	115
Deposits, incl. pooled deposits, end of year	74,607	68,208	109
Risk-weighted items (avg.)	58,968	54,142	109
Allocated capital (avg.)	3,833	3,519	109
Profit before tax as % of allocated capital	46.5	41.5	
Cost/income ratio, %	57.6	62.7	

Banking Activities BG Bank encompasses the banking activities of the BG Bank division in Denmark. BG Bank caters to all types of retail customers and most types of corporate customers through its branch network. In addition, BG Bank serves a number of agricultural customers at special agricultural centres. Banking Activities BG Bank has seven regions with 174 branches, two investment desks and nearly 1,900 employees.

The pre-tax profit of BG Bank rose by 22% to DKr1,782m, against DKr1,462m in 2004. The profit before credit loss expenses increased 20%.

BG Bank recorded a strong demand for its products, a positive trend in the securities markets and low credit loss expenses. This helped BG Bank maintain its position as Denmark's third-largest bank.

Net interest income rose 3% on the figure recorded in 2004. Income benefited from high growth in lending to both retail and corporate customers. The growth more than compensated for the narrowing of lending margins, particularly in the retail market. This narrowing reflected the increasing percentage of loans secured on real property and fierce competition.

The strong remortgaging activity contributed to the increase in net fee income. Moreover, the positive trend in the securities markets supported fee income. The establishment in Copenhagen and in Vejle on the East coast of Jutland of BG Bank's own customer desks in charge of investment advisory services added to the upward trend in securities trading. Equity trading volume was especially high, and the introduction of two new BG Invest funds (*Blandet* and *Blandet – med sikring*) and the growing demand for customer packages also had a positive effect on fee income.

Increased customer preference for self-service products, especially within payment services, led to a decrease in fee income as well as in operating expenses. Total operating expenses fell by 3% from the level recorded in 2004.

BG Bank recorded a net positive entry for credit loss expenses of DKr23m, against a charge of DKr6m in 2004. The change was attributable to the favourable economic climate in Denmark and the high credit quality of the loan portfolio.

Total lending rose by 15% on the level recorded at the end of 2004. Lending to retail customers increased 17%. Growth came primarily from sound sales of the property financing product *Bolig Plus*. Lending to corporate customers increased 12%.

The satisfactory development of BG Bank's agricultural centres continued in 2005. During the year, the centres launched a range of new services and established a co-operative agreement with *LandboUngdom*, an agricultural non-governmental organisation, offering its members special conditions.

The positive trend in retail business in recent years continued in 2005, which saw a rise in the number of advisory customers.

In October 2005, BG Bank opened a new branch in Brejning near Vejle in Jutland.

The healthy economic climate in Denmark is expected to continue in 2006. BG Bank is likely to sustain its positive business trend, with a high level of activity despite the continuation of fierce competition. The rising popularity of self-service products is expected to continue, and this will put pressure on the profitability of payment services.

Banking Activities Sweden

BANKING ACTIVITIES SWEDEN (DKr m)	2005	2004	Index
Net interest income	1,474	1,369	108
Net fee income	485	436	111
Net trading income	54	44	123
Other income	19	7	271
Total income	2,032	1,856	109
Operating expenses	1,257	1,146	110
Profit before credit loss expenses	775	710	109
Credit loss expenses	-34	45	-
Profit before tax	809	665	122
Profit before tax in local currency (SKr)	1,012	813	124
Loans and advances, end of year	113,964	91,591	124
Deposits, end of year	37,329	30,629	122
Risk-weighted items (avg.)	84,194	68,910	122
Allocated capital (avg.)	5,473	4,479	122
Profit before tax as % of allocated capital	14.8	14.8	
Cost/income ratio, %	61.9	61.7	

Banking Activities Sweden encompasses the banking activities of Östgöta Enskilda Bank and Provinsbankerne in Sweden, which serve all types of retail and corporate customers. Banking Activities Sweden has four regions with 58 branches, four finance centres and around 1,000 employees. Real-estate agency business is carried out primarily through the 70 offices of Skandia Mäklarna.

The pre-tax profit of Banking Activities Sweden rose by 22% to DKr809m, against DKr665m in 2004. In local currency, the increase amounted to 24%. The profit before credit loss expenses increased 9%.

The Swedish economy improved throughout the year, partly as a result of a lowering of the money market rate. Banking Activities Sweden held a market share of lending of 5%. Growth in lending outperformed market growth.

Net interest income rose 8% on the figure recorded in 2004. The significant growth in lending fully compensated for the falling market rates



and the narrowing of lending margins. This narrowing reflected fierce competition and the fact that loans secured on real property and lending to medium-sized businesses accounted for a larger share of the lending portfolio.

Net fee income rose by 11% owing to the increasing business volume and equity trading.

Operating expenses grew by 10%, reflecting the higher level of activity and the expansion of the branch network, which counted 58 branches at the end of 2005, against 46 a year earlier.

The Swedish banking operations recorded a net positive entry for credit loss expenses of DKr34m, against a charge of DKr45m in 2004. The change was attributable to a favourable economic climate in Sweden and the high credit quality of the loan portfolio.

In local currency, lending to retail customers rose by 26%, while lending to corporate customers increased by 31%. The growth in corporate lending was owing primarily to large and medium-sized businesses, whereas sales of property financing products reinforced growth in lending to retail customers. Growth in both retail and corporate lending outperformed market growth.

Banking Activities Sweden's market share of lending stood at 5%, while its market share of deposits amounted to 4%.

New products targeted at retail customers included a new gold card and an extended range of index-linked bonds.

In 2005, Banking Activities Sweden was named the Swedish full-service bank with the highest customer satisfaction rate as a result of its local banks' proximity to customers, among other things. Moreover, customers considered the online banking services offered to be among the best in Sweden.

At the end of September, Banking Activities Sweden bought the real-estate agency chain Skandia Mäklarna, which has 70 local offices. In December, the division established a long-term co-operative agreement with Bjurfors, another Swedish chain of real-estate agencies. Both initiatives are expected to further sharpen Danske Bank's real-estate profile and to form an excellent basis for future growth in the Swedish market. The financial results of Skandia Mäklarna's operations were consolidated in the accounts of Banking Activities Sweden with effect from October 1, 2005.

Moreover, the Group will strengthen its Swedish distribution network by establishing three new branches scheduled to open in 2006.

Banking Activities Sweden expects to maintain its high growth rate in 2006 as the healthy economic climate in Sweden is likely to continue.

Banking Activities Norway

BANKING ACTIVITIES NORWAY (DKr m)	2005	2004	Index
Net interest income	1,286	1,136	113
Net fee income	377	270	140
Net trading income	61	33	185
Other income	113	29	390
Total income	1,837	1,468	125
Operating expenses	1,331	1,107	120
Profit before credit loss expenses	506	361	140
Credit loss expenses	-73	40	-
Profit before tax	579	321	180
Profit before tax in local currency (NKr)	622	357	174
Loans and advances, end of year	87,309	65,749	133
Deposits, end of year	39,315	31,398	125
Risk-weighted items (avg.)	62,505	48,585	129
Allocated capital (avg.)	4,063	3,158	129
Profit before tax as % of allocated capital	14.3	10.2	
Cost/income ratio, %	72.5	75.4	

Banking Activities Norway encompasses primarily the banking activities of Fokus Bank in Norway. Fokus Bank serves all types of retail and corporate customers. Banking Activities Norway has five regions with 70 branches, five finance centres and just over 1,100 employees. Real-estate agency business is carried out primarily through the 21 offices of Krogsveen.

The pre-tax profit of Banking Activities Norway rose by 80% to DKr579m, against DKr321m in 2004. In local currency, the increase amounted to 74%. The profit before credit loss expenses increased 40%.

Net interest income rose 13% on the figure recorded in 2004. Increased business volume with existing customers and a significant inflow of new customers compensated for the narrowing of interest margins.

Net fee income rose by 40%, or DKr107m. Other income increased by DKr84m as a result of the recognition of income from the real-estate chain Krogsveen as of July 1, 2005.

The recruitment of more employees to serve customers of the bank contributed to a 13% increase in expenses, excluding expenses from Krogsveen.

The Norwegian banking operations recorded a net positive entry for credit loss expenses of DKr73m, against a charge of DKr40m in 2004. The change was attributable to the very favourable economic trends in Norway and the high credit quality of the loan portfolio.

In local currency, lending to retail customers increased by 30% and lending to corporate customers rose 27% over the level at the end of 2004. Lending growth in both segments outperformed market growth.

The market share of lending to retail customers stood at 5%, whereas the market share of lending to corporate customers amounted to 6% at the end of the year.

In June 2005, Fokus Bank acquired Krogsveen, a Norwegian chain of real-estate agencies with 21 local offices. Fokus Bank expects the acquisition to strengthen its product distribution network.

With the opening of a new branch in 2005 and the planned opening of another two in 2006, Banking Activities Norway will have offices in 18 of the 20 largest cities in Norway.

In 2005, the Bank implemented an organisational structure consisting of five regions with a finance centre each and a total of 70 branches.

The healthy economic climate in Norway is expected to continue in 2006. The expansion of the Norwegian branch network, the organisational adjustments and the acquisition of Krogsveen are expected to make the Group's Norwegian banking operations well prepared for further growth.

Banking Activities Northern Ireland

BANKING ACTIVITIES NORTHERN IRELAND (DKr m)	2005	2004	Index
Net interest income	1,317	-	-
Net fee income	464	-	-
Net trading income	9	-	-
Other income	20	-	-
Total income	1,810	-	-
Amortisation of intangible assets	374	-	-
Integration expenses	349	-	-
Other operating expenses	1,028	-	-
Operating expenses	1,751	-	-
Profit before credit loss expenses	59	-	-
Credit loss expenses	36	-	-
Profit before tax	23	-	-
Profit before tax in local currency (£)	2	-	-
Loans and advances, end of year	40,497	-	-
Deposits, end of year	40,501	-	-
Risk-weighted items (avg.)	35,337	-	-
Allocated capital (avg.)	2,297	-	-
Profit before tax as % of allocated capital	1.2	-	
Cost/income ratio, %	96.7	-	
Other operating expenses as % of income	56.8	-	

2005 comprises the financial results for the period March-December.

Banking Activities Northern Ireland encompasses the banking activities of Northern Bank, which serves both retail and corporate customers. Banking Activities Northern Ireland has four regions with 95 branches, four finance centres and around 2,000 employees.

The pre-tax profit of banking activities in Northern Ireland for the period March-December 2005 amounted to DKr23m, which was in line with expectations.

In 2005, Northern Ireland saw economic growth in a gradually improving political environment. Northern Bank is one of the leading banks in Northern Ireland.



Total operating expenses of DKr1,751m included amortisation of intangible assets of DKr374m and integration costs of DKr349m.

Credit loss expenses stood at DKr36m, reflecting the high credit quality of the loan portfolio.

Lending amounted to DKr40bn at the end of 2005. Since the acquisition of Northern Bank, lending to retail customers grew 11% and lending to corporate customers increased 15% measured in local currency. Competition, especially in the mortgage finance market, combined with a change in Northern Bank's pricing of lending products, led to a narrowing of interest margins. This narrowing was offset by the growth in lending, however.

Deposits totalled DKr41bn at the end of 2005. In local currency, retail deposits grew 8% and corporate deposits increased 5% since the acquisition.

Northern Bank's market share of retail business was 20%, while its share of corporate business was 33%.

Northern Bank saw a net inflow of retail customers, partly as a result of the launch of a new salary account, Current Account Plus, which offers competitive interest rates and fees as well as the option of an overdraft facility.

Over the year, the bank established a structure consisting of four regions with a finance centre each. The number of branches was unchanged at 95 throughout 2005.

The healthy economic climate in Northern Ireland is expected to continue in 2006. Northern Bank's lending growth is expected to be slightly below market growth in 2006 because the migration to Danske Bank's platform will tie up a considerable share of the bank's resources in the first half of the year in particular.



Banking Activities Ireland

BANKING ACTIVITIES IRELAND (DKr m)	2005	2004	Index
Net interest income	621	-	-
Net fee income	111	-	-
Net trading income	6	-	-
Other income	15	-	-
Total income	753	-	-
Amortisation of intangible assets	85	-	-
Integration expenses	204	-	-
Other operating expenses	566	-	-
Operating expenses	855	-	-
Profit before credit loss expenses	-102	-	-
Credit loss expenses	4	-	-
Profit before tax	-106	-	-
Profit before tax in local currency (€)	-14	-	-
Loans and advances, end of year	34,028	-	-
Deposits, end of year	21,668	-	-
Risk-weighted items (avg.)	23,920	-	-
Allocated capital (avg.)	1,555	-	-
Profit before tax as % of allocated capital	-8.2	-	
Cost/income ratio, %	113.5	-	
Other operating expenses as % of income	75.2	-	

2005 comprises the financial results for the period March-December.

Banking Activities Ireland encompasses the banking activities of National Irish Bank, which serves both retail and corporate customers. Banking Activities Ireland has five regions with 59 branches, five finance centres and a staff of around 700.

The pre-tax result of banking activities in the Republic of Ireland for the period March-December 2005 amounted to a loss of DKr106m, which was in line with expectations.

The Republic of Ireland continued to enjoy strong economic growth in 2005, which generated strong demand for loans among both retail and corporate customers. Growth in lending at National Irish Bank outperformed market growth.

Total operating expenses of DKr855m included amortisation of intangible assets of DKr85m and integration costs of DKr204m.

Credit loss expenses stood at DKr4m, reflecting the high credit quality of the loan portfolio.

Lending amounted to DKr34bn at the end of 2005. Since the acquisition of National Irish Bank, lending to retail customers grew 27% and lending to corporate customers increased 45% measured in local currency.

Deposits totalled DKr22bn at the end of 2005. Measured in local currency, retail deposits grew 12% and corporate deposits increased 37% since the acquisition.

Total lending outperformed market growth, reflecting a sharp increase in lending to corporate customers and in mortgages. The increase in lending more than offset the narrowing of margins on both corporate and retail loans resulting from keener competition.

The launch of a mortgage finance product allowing customers to set off credit balances held in other accounts against their mortgage and a change in the price structure of other mortgage finance products contributed to considerable growth in this area.

National Irish Bank's market share of retail business was 3%, while its share of corporate business was 4%.

Over the year, the bank established a structure consisting of five regions with a finance centre each. The number of branches was unchanged at 59 throughout 2005.

The healthy economic climate in the Republic of Ireland is expected to continue in 2006. Lending at National Irish Bank is expected to match market growth in 2006.

Other Banking Activities

OTHER BANKING ACTIVITIES (DKr m)	2005	2004	Index
Net interest income	1,013	1,343	75
Net fee income	254	410	62
Net trading income	273	34	803
Other income	1,292	1,124	115
Total income	2,832	2,911	97
Operating expenses	1,510	1,862	81
Profit before credit loss expenses	1,322	1,049	126
Credit loss expenses	81	335	24
Profit before tax	1,241	714	174
Loans and advances, end of year	55,925	79,670	70
Deposits, end of year	13,089	54,895	24
Risk-weighted items (avg.)	64,822	91,266	71
Allocated capital (avg.)	4,213	5,933	71
Profit before tax as % of allocated capital	29.5	12.0	
Cost/income ratio, %	53.3	64.0	

PROFIT BEFORE TAX (DKr m)	2005	2004	Index
Banking Activities England	188	232	81
Banking Activities USA	264	-192	-
Other units	789	674	117
Other Banking Activities	1,241	714	174

Other Banking Activities comprises the activities of Nordania and the banking activities carried out in England, the US, Luxembourg, Germany, Poland and Finland.

The pre-tax profit on other banking activities amounted to DKr1,241m, against DKr714m in 2004. The profit before credit loss expenses increased 26%.

The pre-tax profit on banking activities in England amounted to DKr188m, against DKr232m in 2004. The fall is a natural consequence of the Group's decision to reduce its activities in London. The unit's profit on the sale of loans in the portfolio amounted to around DKr70m.



The pre-tax profit on banking activities in the US amounted to DKr264m, against a loss of DKr192m in 2004. The reduction of lending activities as part of the closure of the branch in New York generated a gain of some DKr50m on the sale of loans and a net positive entry for credit loss expenses of around DKr150m. On December 8, 2005, the Group returned its US banking licence to the local authorities.

The pre-tax profit on other banking activities increased by DKr115m compared with the profit recorded in 2004. All business activities showed positive developments in 2005. The profit before tax at Nordania showed an increase of DKr108m to DKr394m as a result of a favourable trend in business volume.

At the beginning of October 2005, the Danske Bank Group sold HandelsFinans in accordance with its strategy of focusing on conventional banking business. The profit on the sale of just over DKr500m was recognised under the trading income of Danske Markets.

Mortgage Finance

MORTGAGE FINANCE (DKr m)	2005	2004	Index
Net interest income	3,423	3,062	112
Net fee income	83	113	73
Net trading income	195	133	147
Other income	178	128	139
Total income	3,879	3,436	113
Operating expenses	1,242	1,232	101
Profit before credit loss expenses	2,637	2,204	120
Credit loss expenses	-118	-18	-
Profit before tax	2,755	2,222	124
Mortgage loans, end of year	569,092	524,428	109
Risk-weighted items (avg.)	271,182	251,958	108
Allocated capital (avg.)	17,627	16,377	108
Profit before tax as % of allocated capital	15.6	13.6	
Cost/income ratio, %	32.0	35.9	

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried out through "home", which has 193 offices throughout the country.

The pre-tax profit of the Group's mortgage finance activities in Denmark rose by 24% to DKr2,755m, against DKr2,222m in 2004. The profit before credit loss expenses increased 20%.

Lending activity in the Danish mortgage credit market recorded an all-time high in 2005 as a result of low interest rates, increasing property prices and new loan products. Mortgage loans extended by Realkredit Danmark accounted for around one-third of total mortgage lending in Denmark.

Net interest income rose by 12%, reflecting an increase in income from administration margins as a result of the larger loan portfolio and record-high lending activity.

Operating expenses were unchanged. Credit loss expenses amounted to a net entry of DKr118m, against DKr18m in 2004.

Pre-tax profit amounted to 15.6% of allocated capital in 2005, against 13.6% in 2004. In view of the relatively limited risk on mortgage finance, the Group considers the result satisfactory.

Total gross lending in the Danish mortgage credit market rose 71% to DKr748bn in 2005. In the beginning of the year, the strong activity came from the interest rate cap loans launched towards the end of 2004. The decline in interest rates in the first six months of 2005 reinforced customers' interest in refinancing their loans and raising supplementary loans. In the fourth quarter of the year, when both long-term and especially short-term interest rates rose, customers' interest in raising supplementary loans remained very high.

Gross lending by Realkredit Danmark amounted to DKr224bn in 2005, against DKr141bn in 2004.

The loan portfolio grew by DKr45bn to DKr569bn, and the nominal outstanding bond debt rose by DKr46bn. The private market accounted for 67% of the portfolio increase during the year and for 62% of the portfolio at the end of the year.

Realkredit Danmark's share of gross lending stood at 29.5% in 2005, against 32.0% in 2004. The market share of the loan portfolio was 33.4% at the end of 2005, against 34.2% at the end of 2004.

FlexLån® accounted for 30% of Realkredit Danmark's gross lending in 2005, against 60% in 2004. The declining demand for FlexLån® was the result in particular of the fall in interest rates of fixed-rate loans in the first six months of 2005 and the relatively low interest rate level of these loans that prevailed throughout the rest of the year. At the end of the year, FlexLån® accounted for 45% of the loan portfolio, against 49% at the beginning of the year. The annual auction of bonds to refinance FlexLån® held in December generated a very favourable oversubscription rate.

Fixed-rate loans accounted for 48% of gross lending in 2005, against 31% in 2004. The increase was due to the fall in interest rates in 2005. At the end of the year, fixed-rate loans accounted for 44% of the loan portfolio, against 49% at the beginning of 2005.

FlexGaranti® loans accounted for 18% of gross lending in 2005, against 9% in 2004. The increase reflects the fact that FlexGaranti® was not launched in the market until November 2004. At the end of 2005, FlexGaranti® accounted for 9% of the loan portfolio, against 2% at the beginning of the year.

Realkredit Danmark introduced RD Cibor6® loans in the autumn of 2005. The product, which is offered to corporate customers, is a floating-rate bond loan to be refinanced at a later date. The interest rate is fixed every January 1 and July 1 on the basis of the 6-month CIBOR rate. By the end of 2005, Realkredit Danmark had disbursed Cibor6® loans worth DKr9.5bn, or 2% of its loan portfolio.

The aggregate share of all types of interest-only loan accounted for 33% of Realkredit Danmark's portfolio of loans to the private market at the end of 2005. At the beginning of the year, the share was 21%.

The corporate market is a key focus area. At the end of the year, Realkredit Danmark intensified its local presence, and today, in addition to the four corporate centres, mortgage finance offices throughout the country are able to serve most corporate customers.

The strong lending activity is not expected to continue in 2006. In view of the expectations of slightly rising interest rates in Denmark, the refinancing activity generated by changes in rates is expected to be less extensive.

Danske Markets

DANSKE MARKETS (DKr m)	2005	2004	Index
Total income	5,644	4,546	124
Operating expenses	1,779	1,612	110
Profit before credit loss expenses	3,865	2,934	132
Credit loss expenses	-7	-	-
Profit before tax	3,872	2,934	132
Loans and advances, end of year	32,807	20,548	160
Risk-weighted items (avg.)	106,261	105,070	101
Allocated capital (avg.)	6,907	6,830	101
Profit before tax as % of allocated capital	56.1	43.0	
Cost/income ratio, %	31.5	35.5	

TOTAL INCOME (DKr m)	2005	2004	Index
Trading activities	3,068	2,353	130
Proprietary trading	378	488	77
Investment portfolio	1,742	1,205	145
Institutional banking	456	500	91
Total Danske Markets	5,644	4,546	124

Danske Markets is responsible for the Group's activities in the financial markets. Trading activities include trading in fixed-income products, foreign exchange, equities and interest-bearing securities, providing the largest corporate and institutional clients with financial products and advisory services on mergers and acquisitions, and assisting customers in connection with their issue of equity and debt on the international financial markets. Proprietary trading encompasses the Bank's short-term investments. The investment portfolio covers the Bank's strategic fixed-income, foreign exchange, and equity portfolios. Institutional banking includes facilities with international financial institutions outside the Nordic region. Institutional facilities with Nordic financial institutions form part of the Group's banking activities.

The pre-tax profit of Danske Markets rose by 32% to DKr3,872m, against DKr2,934m in 2004.

The satisfactory trend in Danske Markets' activities in the Nordic region continued, and the Group consolidated its shares of these markets. The positive trend was attributable in part to a high customer satisfaction rate.

Income from trading activities amounted to DKr3,068m, up 30% on the income recorded in 2004. In 2005, the Group's Corporate Finance department advised customers on a large number of mergers, acquisitions and capital market transactions.



Income from proprietary trading fell 23% on the extraordinarily favourable result recorded in 2004.

Income from the investment portfolio, which included the profit on the sale of HandelsFinans, increased 45%. Moreover, the Group realised a profit on the sale of unlisted shares in companies providing the financial infrastructure in Denmark and shares in property companies. The combined profit amounted to just over DKr850m.

Income from institutional banking remained stable during the year, which is considered satisfactory in view of the closure of the Group's branch in New York.

Operating expenses rose 10% over the level recorded in 2004 primarily as a result of increased expenses for performance-based compensation.

The Danish and euro-zone fixed-income markets were relatively stable in the first three quarters of the year, with moderately declining yields. In the fourth quarter, however, both short- and long-term yields picked up. The increased uncertainty about the developments in interest rates led to a growth in demand for risk mitigating products, including fixed-rate loans to refinance variable-rate loans and instruments to hedge interest rate risk.

In 2005, the foreign exchange markets saw a reversal of recent years' trend towards a weakening of the dollar. The dollar was among the foreign currencies to record the strongest appreciations in 2005. The trend in the foreign exchange markets, as well as in the equity and bond markets, reflected the abundant global liquidity.

The trends in the Nordic equity markets were more or less identical throughout the year, and the most important indices climbed around 25%. In 2005, investors had a considerable and constant appetite for shares. Consequently, both the Group's banking activities and Danske Equities, which serves financial investors and large corporate customers, generated satisfactory trading volumes. The positive trend meant that the total trading volume on the Copenhagen Stock Exchange more than doubled. Danske Equities maintained its position as the leading equity trader in Denmark, with an average market share of 18.6%.

The high activity level at Danske Markets is expected to continue in 2006. However, the strong remortgaging and securities trading activity is unlikely to proceed at the same pace.



Danske Capital

DANSKE CAPITAL (DKr m)	2005	2004	Index
Total income	893	690	129
Operating expenses	384	326	118
Profit before tax	509	364	140
Risk-weighted items (avg.)	149	312	48
Allocated capital (avg.)	10	20	48
Cost/income ratio, %	43.0	47.2	
Assets under management (DKr bn)	468	414	113

Danske Capital manages the funds of retail customers and institutional investors and the funds of Danica Pension, Danske Fund, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and corporate customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

The pre-tax profit at Danske Capital rose by 40% to DKr509m, against DKr364m in 2004.

In 2005, Danske Capital strengthened its position in investment management; Danske Capital maintained its considerable share of the Danish retail market and recorded increasing activity in the other Nordic countries.

The main profit driver was higher income, which rose 29% on the level recorded in 2004. The increase derived primarily from the expanding activities of the non-Danish operations, which saw a rise in income of 43%. Danske Capital Finland in particular contributed to the positive trend. Danske Capital units outside Denmark accounted for 24% of total income in 2005, against 22% last year.

Operating expenses rose by DKr58m to DKr384m, mainly as a result of the rising number of employees, the expansion of activities at non-Danish units and increased expenses for performance-based bonuses.

Sales totalled DKr22.8bn in 2005. One of the most successful events of the year was the introduction of Danske Invest's and BG Invest's mixed funds (*Mix* and *Mix – med sikring*, and *Blandet* and *Blandet – med sikring*). Sales of units in these four funds totalled DKr4.9bn. The two *med sikring* funds, which limit the risk of the investor (after seven years the investors will receive at least the principal amount invested), represented an innovative step in the Danish unit trust market.

Danske Capital's market share of unit trust business targeting Danish retail customers was 35% of total assets at December 31, 2005, against 38% a year earlier. The lower market share for Danske Invest and BG Invest is a result, in part, of Danske Bank's offering a wide range of investments, including unit trust products supplied by unit trusts other than Danske Invest and BG Invest.

Sales of investment solutions outside Denmark in the amount of DKr9.2bn were satisfactory. To further strengthen international sales, the Group now markets these unit trust solutions under the brand name of Danske Fund (until October 2005, products were marketed under the name of Firstnordic).

Danske Capital achieved good investment results in 2005. The positive trend reflected the Group's increased focus on its principal markets and the outsourcing of products related to remote markets. In the fixed-income market, the return on credit bonds outperformed benchmark returns. In equities, Nordic, European and Eastern European equities in particular delivered above-benchmark returns. Performance fees totalled DKr97m in 2005, against DKr5m in 2004.

BREAKDOWN OF INVESTMENTS (DKr bn)	2005	2004	Share 2005	Share 2004
Equities	114	76	24	18
Private equity	9	8	2	2
Bonds	337	324	72	78
Cash	8	6	2	2
Total	468	414	100	100

BREAKDOWN OF INVESTMENTS (DKr bn)	2005	2004	Share 2005	Share 2004
Life insurance	181	172	38	42
Unit trusts – retail	140	109	30	26
Pooled schemes	45	40	10	10
Institutions, including unit trusts	102	93	22	22
Total	468	414	100	100

At October 1, 2005, Danske Capital Norway acquired Fondsfinans Aktiv Forvaltning ASA, a Norwegian investment manager of assets worth NKr2.2bn. The acquisition is part of Danske Capital's strategy to become a leading investment manager in the Nordic region.

Danske Capital expects the positive trend in its business to continue in 2006. The strengthening of the international platform is expected to continue, whereas activities in Denmark are likely to develop more moderately.

Danica Pension

DANICA PENSION (DKr m)	2005	2004	Index
0.5% of technical provisions	856	776	110
30% of risk, cost, health and accident results	197	150	131
Total risk allowance	1,053	926	114
Net return on allocated capital	116	125	93
Unit-linked business	139	92	151
Health care business, etc.	101	43	235
Transferred to life insurance customers owing to negative health and accident results	-173	-	-
Change in shadow account balance	441	445	99
Net income from insurance business	1,677	1,631	103
Technical provisions, incl. unit-linked business	214,190	192,259	111
Allocated capital (avg.)	7,971	7,135	112
Net income as % of allocated capital	21.0	22.9	

Danica encompasses all the Danske Bank Group's activities in the life insurance and pensions market. Marketed under the name of Danica Pension, the unit targets both personal and corporate customers. Products are marketed through a range of distribution channels within the Group, primarily Banking Activities' outlets and Danica Pension's insurance brokers and advisers.

Net income from insurance business rose 3% from DKr1,631m in 2004 to DKr1,677m in 2005. The gain derived mainly from increasing business volume in the unit-linked segment and improved cost management, while health and accident business continued to show a negative trend.

In 2005, Danica Pension strengthened its position as the leading supplier of life and pension products on the Danish market.

The risk allowance was DKr1,053m, or 0.61% of technical provisions, against DKr926m in 2004. The rise was the result of increasing business volume and lower expenses. The health and accident business remained unsatisfactory. The deficit rose by DKr17m to DKr247m. Of that amount 30%, or DKr74m, was set off against the risk allowance. The remaining 70%, or DKr173m, was charged to the income statement and conse-



quently credited to the life insurance customers of Danica Pension, since the current rules provide that the result of the health and accident business may not have a negative effect on the pension savings of the life insurance customers over time.

The return on investments for the year made it possible to book as income the remaining risk allowance of DKr441m from previous years.

Gross premiums, including payments on investment contracts, amounted to DKr16.9bn, against DKr14.7bn in 2004. The increase of 15% was satisfactory.

In May 2005, Danica launched a new life-cycle product, *Danica Balance*. It combines the security of conventional products with the advantages found in unit-linked policies.

Total premiums for the market-based products *Danica Link* and *Danica Balance* rose by 72% to DKr3.2bn, against DKr1.8bn in 2004. In 2005, market-based products accounted for 85% of the total net growth in the insurance portfolio, against 50% in 2004. Some 48,000 customers have already opted for the market-based products.

In Sweden, where unit-linked products are sold through Danske Bank Sweden and brokers, growth in business volume was good. In its efforts to enhance administrative efficiency, Danica developed a new administrative platform for business customers accessible to both employers and Danica. The company received premium income of DKr1,284m, against DKr658m in 2004.

CUSTOMER FUNDS, HOLDINGS AND RETURNS	Share 2005	Share 2004	Return 2005	Return 2004
Real property	8	8	11.6	8.9
Bonds, etc.	76	81	11.1	10.3
Equities	16	11	24.8	12.9
Total	100	100	12.6	10.3

Danica's activities in Norway developed according to plan. Danica wrote 8% of new unit-linked policies, and its total premium income amounted to DKr561m. Danica achieved a profit before tax of DKr47m on its operations in Norway. Norway has passed legislation making company pension schemes compulsory beginning in 2006. Danica is strengthening its sales organisation to service this market.

Danica has decided to build on the administrative platform for its Danish insurance system when expanding its activities outside Denmark. This work was implemented at the end of 2005 and will continue throughout 2006.

Operating expenses relating to insurance amounted to DKr1,111m, nearly the same as in 2004. The expense ratio fell from 8.2% in 2004 to 7.1% in 2005.

Danica Pension posted a return on investments of customer funds of 12.6% in 2005, against 10.3% in 2004. Given the market conditions and the chosen risk profile, the return was satisfactory.



Danica Pension has decided gradually to increase the portion of customer funds invested in equities. The plan is to raise the equity share to 20%-25%.

The collective bonus potential amounted to DKr11.4bn at the end of 2005. A 30% fall in equity prices would reduce the collective bonus potential by about DKr7.7bn. An increase in interest rates of 1.0 percentage point would reduce the collective bonus potential by around DKr2.7bn.

Considering the return on investments in 2005 and the expectations for future returns, Danica Pension has fixed the rate of interest on policyholders' savings at 4.5%. Danica Pension intends to apply this rate throughout 2006.

Most customers with unit-linked contracts continued to achieve a higher return than customers with conventional products in 2005. The majority of customers with unit-linked contracts chose the Danica-managed investment pool with a medium risk profile and achieved a return of 21.7%, against 8.7% in 2004. *Danica Balance* customers with a 75% equity share under the medium equity risk option saw a return of 14.3% from the launch of the product in May to December 31.

Danica Pension changed its consolidation policy beginning in 2006. As a result of the change, the risk allowance, including the total result of the health and accident business, is expected to be reduced from 0.61% of the technical provisions in 2005 to about 0.5% in 2006.

Also beginning in 2006, new accounting rules for the calculation of the present value of the future administrative result have been adopted to ensure that provisions in certain cases, as a minimum, equal the surrender value of the policies. For Danica, this means that, at the beginning of 2006, the provisions for unit-linked contracts will be increased by up to DKr0.6bn, deferred tax will be reduced by DKr0.2bn, and shareholders' equity will be reduced by up to DKr0.4bn. If the financial statements for 2005 were presented according to the new accounting rules, the profit would have been reduced by DKr131m.

The net profit for Danica includes the return on a pool of assets equal to the company's shareholders' equity. As a result of the long-term investment strategy, this pool will, more accurately, reflect the asset composition of customers' funds and will therefore have a higher equity ratio than before. Consequently, the return will, to a greater extent than before, depend on developments in the financial markets.

For more information about Danica Pension's consolidation policy view www.danskebank.com/ir.

Capital management

The purpose of capital management at Danske Bank is to ensure the efficient use of capital in relation to the Group's business developments, risk profile and shareholder returns.

Beginning in 2006, the Group is basing its capital management on the following overall capital targets:

- solvency ratio of 9.0%-10.0% (previously 9.5%)
- core (tier 1) capital ratio (excluding hybrid core capital) of 6.0%-6.5% (previously 6.5%)
- hybrid core capital of 0.5%-1.0% (previously 0.5%)
- payout ratio of 30%-50% (previously 50%)

Since business growth is likely to remain strong, the Group expects the payout ratio to be 40% for the 2006 financial year.

The adjustment of the overall targets should be seen in connection with the Group's reduced risk profile, the growth of its business, the acquisitions and the implementation of the new Capital Requirements Directive in 2007.

The lower core (tier 1) capital target reflects the Group's lower risk, which is due primarily to an increased focus on retail banking.

The growth in lending to retail customers was driven particularly by a rising demand for mortgage loans and other property financing products secured on real property. The increase in lending to these customers in the period from 2000 to 2005 thus concentrated on low-risk products secured on real property.

Share of loans with a 50% or lower risk weighting



%
63
60
57
54
2000
2005

The credit loss expenses incurred from 2001 to 2005 fell significantly and stood at 0.06% of total loans and guarantees in 2005, against 0.26% in 2001. The fall is the result of the adjusted lending portfolio and the favourable macroeconomic conditions in the Group's principal markets.

Provisions and credit loss expenses



%
%
1.6
1.2
0.8
0.4
0
0.3
0.2
0.1
0
-0.1
2000
2001
2002
2003
2004
2005

Figures for 2000-2003 are based on the accounting standards in force at that time.

■ The allowance account, excluding correspondent banks, as a percentage of loans, advances and guarantees
— Credit loss expenses as a percentage of loans, advances and guarantees

The increase in the geographical diversity of the Group's activities was another important factor in reducing overall risk.

The strong business growth in Sweden and Norway and the acquisition of the banks in the Republic of Ireland and Northern Ireland meant that income generated by non-Danish units rose from around 21% of total income in 2004 to 27% in 2005.

With the acquisition of Northern Bank and National Irish Bank and its presence in the Danish, Swedish and Norwegian retail markets, the Group has positioned itself in some of the fastest growing markets in Europe.

As a result of this expansion, the Group achieved substantial growth in 2005 and expects to see it continue in the coming years. The Group's geographical expansion creates a foundation for a continuing rise in income from retail banking operations.

The reduced core capital target and the more flexible payout policy enable the Group to adjust its capital base to suit future growth.

It is the Group's policy to focus on the costs of capital for current and future activities, and the adjusted targets are expected to create value for the shareholders. Each business area must generate a return that, as a minimum, equals the Group's cost of equity capital. To the widest possible extent, capital is allocated to those areas that achieve the highest returns relative to their risk profiles. If developments do not enable the Group to allocate earnings retained after payout of dividends to profitable growth activities, it will use the excess capital to buy back shares.

Stress testing at the Danske Bank Group

The robustness of the Group's earnings and capital has been confirmed by the stress tests, which the Group conducts on an ongoing basis.

Since 1999, the Group has applied the principles of economic capital and RAROC analysis, which give a truer picture of risk than the current capital adequacy rules. The Group's calculations of economic capital cover market, credit, insurance and operational risk and aim at maintaining an AA- rating. The calculations have a time horizon of one year.

Stress tests are generally based on the same principles as economic capital analysis. They operate with a longer time horizon, however, and analyse the effects of sudden and dramatic macroeconomic events. In addition, stress tests incorporate more factors, such as concentration and migration risks as well as diversification effects on credit risks.



The Group conducted a number of stress tests in 2005. They all show how the Group will fare if it suffers various economic shocks over a period of three to five years.

The Group tested eight scenarios, including mild recession and recession scenarios, and more specific scenarios involving oil price hikes and declining housing prices.

A mild recession is characterised by zero growth in two consecutive quarters, resulting in a temporary downturn. The scenario is based on the requirements for stress testing set by the Capital Requirements Directive. The recession scenario is characterised by a longer period of economic contraction and low growth, and the downturn is therefore more serious.

On the basis of the macroeconomic scenarios, the Group has estimated the effect on its credit portfolio and calculated market risk and changes in business volume.

In addition to using its own base of historical data, the Group bases its calculations on the OECD's Interlink model, which describes how external shocks, such as a hike in oil prices, affect the entire economy. The model, which the OECD has developed and used over a number of years, gives a consistent, external reference base and covers all the countries in which the Bank operates.

Simulations show that the Group's earnings base is very robust. The main reasons for this are the considerable and secure mortgage loan portfolio, the increased proportion of retail customers and the larger geographical diversification.

The Group conducts these stress tests as part of its preparations for the introduction of the new Capital Requirements Directive.

Changes over the year in the Group's exposure to credit and market risks and more details on the Group's risk management appear in the consolidated accounts and on the Group's Web site at www.danskebank.com/ir.

The new Capital Requirements Directive

The new capital adequacy rules for credit institutions will replace the current ones in 2010 after a transition period that starts in 2007. In the second half of 2006, the Group will apply to the Danish Financial Supervisory Authority for permission to calculate its credit and market risks in accordance with advanced internal capital adequacy models.



The new capital adequacy rules will create a closer correlation between the capital requirement and the actual risk. The principles of the new rules are very similar to those of the Group's current rules for calculating economic capital.

In addition to formulating methods for calculating capital requirements for specific risks, the new rules also stipulate that all other material risks be taken into account in the calculation of the required capital. To meet this criterion, the Group conducts stress tests to include all material risks over a business cycle.

The Group's calculations of required capital according to the coming rules show that it is overcapitalised. The Group expects that the implementation of the Capital Requirements Directive will reduce its capital requirement but enable it to maintain a high rating. How much lower the capital requirement will be depends on the concrete implementation of the Directive in Danish legislation and on discussions with authorities and rating agencies.

The changes to the Group's targets under the current rules should thus be seen in light of the Group's expectations that the required capital base will be relatively smaller in the long term.

Economic capital and RAROC

For several years, the Group's RAROC-based risk management and reporting system has been a core element of its capital and financial management system. RAROC stands for risk-adjusted return on capital.

The risk-adjusted return differs from the accounting return insofar as it reflects the average annual loss the Group expects to suffer over a business cycle.

The method entails calculating the economic capital needed to absorb the variation in actual losses in relation to expected losses (also known as "unexpected losses").

The parameters used in the model are reviewed on an ongoing basis in relation to observed loss levels in the credit portfolio.

Economic capital and RAROC at end-2005

Economic capital is the capital required in order to cover, at a confidence level of 99.97%, the maximum losses that might be incurred within the next twelve months.

The Group's credit risk has been reduced in recent years as a result of a relative increase in mortgage loans and similar loans which carry a low risk. During the same period, the Group has increased its exposure to selected global financial institutions with high credit ratings. Furthermore, the Group enters into an increasing number of collateral management and netting agreements.

The average annual loss the Group expects to suffer over a business cycle amounts to 0.14% of total loans, advances and guarantees.

At the end of 2005, the economic capital was DKr34bn, which is DKr29bn less than the available capital at that date. Year-end economic capital is broken down by credit, market, operational, business and insurance risk in the table to the right. The rise in economic capital is owing in particular to the acquisition of Northern Bank and National Irish Bank and to the strong growth in lending by the other business areas.

In 2005, the Group generated a risk-adjusted return of 44% on a calculated average economic capital of DKr33bn, compared with 39% in 2004.

ECONOMIC CAPITAL, END OF YEAR (DKr bn)	2005	2004
Credit risk	20	16
Market risk	2	2
Operational risk	4	3
Business risk	7	6
Insurance risk	1	2
Total	34	29

RAROC (%)	2005	2004
Banking Activities	30	28
Mortgage Finance	96	66
Danske Markets	79	63
Danske Capital	213	146
Danica Pension	125	73
Total Group	44	39

Ratings

Danske Bank Group's risk profile is assessed on an ongoing basis by international rating agencies. The Group's ratings were maintained at the same high level as in 2004.

The external ratings have some effect on the Group's funding costs: good ratings enable the Group to raise capital and obtain liquidity in the capital markets more easily and less expensively.

The Group's ratings are determined by various factors that the rating agencies consider important in their ongoing analyses. Credit quality and risk management carry particular weight. The Group's strong market position, its profit level and cost efficiency are also significant, and its capital base is of course an essential factor.

Additional information about the Group's ratings is available at www.danskebank.com/ir.

DANSKE BANK GROUP'S RATINGS	Moody's	Standard & Poor's	Fitch Ratings
Short-term	P-1	A-1+	F1+
Long-term	Aa1	AA-	AA-
Realkredit Danmark bonds	Aaa	AAA	-
Danica Pension (Insurer Financial Strength)	-	AA-	-

Directorships, etc. held by members of the Board of Directors

At the Bank's annual general meeting on March 15, 2005, Eivind Kolding, Chief Financial Officer of A.P. Møller-Mærsk A/S, and Niels Chr. Nielsen, Professor of Economics at Copenhagen Business School, were re-elected members of the Board of Directors. The Board of Directors re-elected Alf Duch-Pedersen, Chief Executive of Danisco A/S, as chairman and Jørgen Nue Møller, General Manager, and Eivind Kolding as vice chairmen.

Project Manager René Holm, who was elected alternate director by the staff to Bolette Holmgaard, Working Environment Adviser, joined the Board of Directors on July 1, 2005, on the departure of Bolette Holmgaard from the Bank on June 30, 2005.

Niels Eilschou Holm, Private Secretary to Her Majesty the Queen of Denmark, retired from the Board of Directors upon the last board meeting of the year held on December 8.

In the first quarter of 2006, the staff will elect five board members, corresponding to half the number of members elected by the general meeting.

The following pages state the occupation of the board members, directorships held in other Danish and foreign undertakings (with the exception of wholly-owned subsidiaries) and other major offices at the publication of the Annual Report.

Alf Duch-Pedersen
Chief Executive of Danisco A/S

Born on August 15, 1946.
Joined the Board on March 23, 1999.
Most recently re-elected in 2003.

Director of:
The Confederation of Danish Industries
Group 4 Securicor plc.
(Vice Chairman)

Jørgen Nue Møller
General Manager

Born on June 30, 1944.
Joined the Board on November 30, 2000.
Most recently re-elected in 2004.

Director of:
Fonden Realdania (Chairman)
Nordisk Byggedag (Vice Chairman)
International Federation for Housing and Planning, the Netherlands
Adjunct professor of the Department of Organization and Industrial Sociology at Copenhagen Business School

---

Eivind Kolding
Chief Financial Officer of A.P. Møller-Mærsk A/S

Born on November 16, 1959.
Joined the Board on March 27, 2001.
Most recently re-elected in 2005.

Director of:
Danish Ship Finance A/S
(Vice Chairman)
The Maersk Company Limited, London
Royal P&O Nedlloyd N.V., Rotterdam

Henning Christophersen
Partner at KREAB, Brussels

Born on November 8, 1939.
Joined the Board on March 26, 1996.
Most recently re-elected in 2003.

Director of:
The Rockwool Foundation
Ørestad Development Corporation (Chairman)
Frederiksbergbaneselskabet I/S (Frederiksberg Railway Company) (Chairman)
Østamagerbaneselskabet I/S (East Amager Railway Company) (Chairman)
The Energy Charter Treaty Conference, Brussels (Chairman)
The European Institute for Public Administration, Maastricht (Chairman)

Peter Højland
Managing Director of Transmedica Holding A/S

Born on July 9, 1950.
Joined the Board on November 30, 2000.
Most recently re-elected in 2004.

Director of:
Amrop-Hever A/S (Chairman)
Bikuben fondene (Chairman)
The Danish Centre for Leadership (Chairman)
Danisco A/S
Éclair A/S
Frederiksbergfonden
Ituri Management ApS
Nordicom A/S (Vice Chairman)
Rambøll Danmark A/S
Transmedica Holding A/S
Transmedica A/S (Chairman)

Niels Chr. Nielsen
Professor of Economics at Copenhagen Business School

Born on January 14, 1942.
Joined the Board on April 5, 1990.
Most recently re-elected in 2005.

Director of:
COWI A/S
Grundfos A/S
Grundfos Finance A/S
Grundfos Management A/S
Otto Mønsted Aktieselskab
The Poul Due Jensen Foundation
The Oticon Foundation, William Demants og Hustru Ida Emilies Fond

---

Sten Scheibye
Chief Executive of Coloplast A/S

Born on October 3, 1951.
Joined the Board on March 31, 1998.
Most recently re-elected in 2002.

Director of:
Novo Nordisk A/S (Vice Chairman)
The Confederation of Danish Industries
The Danish Academy of Technical Sciences
The Denmark-America Foundation (Vice Chairman)
The Fulbright Commission in Denmark
Adjunct professor of Applied Chemistry at University of Aarhus

---

Majken Schultz
Professor of Organization at Copenhagen Business School

Born on October 28, 1958.
Joined the Board on November 30, 2000.
Most recently re-elected in 2004.

Director of:
COWI A/S
Fonden Realdania
Member of the Executive Committee of Reputation Institute, New York

---

Claus Vastrup
Professor of Economics at University of Aarhus

Born on March 24, 1942.
Appointed by the Minster of Economic Affairs from January 1, 1995, to December 31, 2002. Elected by the general meeting in 2003.

Director of:
The Danish Academy of Technical Sciences
Aarhus Universitets Jubilæumsfond

Birgit Aagaard-Svendsen
Executive Vice President and CFO of J. Lauritzen A/S

Born on February 29, 1956.
Joined the Board on March 28, 1995.
Most recently re-elected in 2002.

Director of:
NYK Lauritzen Cool AB, Stockholm
Handyventure Singapore Pte., Singapore
DR (The Danish Broadcasting Corporation)
The Council of Det Norske Veritas, Oslo

Tove Abildgaard
Personal Customer Adviser at
Danske Bank A/S

Born on May 19, 1949.
Joined the Board on March 19, 2002.

Helle Brøndum
Bank Clerk at Danske Bank A/S

Born on September 26, 1952.
Joined the Board on March 19, 2002.

Director of:
Danske Kreds

René Holm
Project Manager at Danske Bank A/S

Born on April 17, 1959.
Joined the Board on July 1, 2005.

Director of:
Danske Kreds

Peter Michaelsen
Assistant Vice President at
Danske Bank A/S

Born on November 11, 1941.
Joined the Board on June 28, 1990.
Most recently re-elected in 2002.

Director of:
Danske Kreds (Chairman)
Bank//Pension (Vice Chairman)

Pia Bo Pedersen
Processing Officer at
Danske Bank A/S

Born on July 25, 1967.
Joined the Board on March 19, 2002.

Verner Usbeck
Assistant Vice President at
Danske Bank A/S

Born on February 11, 1950.
Joined the Board on June 28, 1990.
Most recently re-elected in 2002.

Director of:
Danske Kreds
Danske Funktionærers Boligselskab
S.m.b.A. (Vice Chairman)

Solveig Ørteby
Bank Clerk at Danske Bank A/S

Born on March 28, 1965.
Joined the Board on
wNovember 30, 2000.
Most recently re-elected in 2002.

Director of:
Danske Kreds (Vice Chairman)

Directorships, etc. held by members of the Executive Board

Under section 80(6) of the Danish Financial Business Act, financial institutions are required to publish information at least once a year about directorships, etc. held with the approval of the Board of Directors by persons employed by the Board according to statutory regulations (section 80(1) of the Act) or the Articles of Association.

Peter Straarup, Chairman of the Executive Board

Born on July 19, 1951.
Joined the Executive Board on September 1, 1986.

Director of:
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999 (Chairman)
Danica Pension, Livsforsikringsaktieselskab (Chairman)
Danica Liv III, Livsforsikringsaktieselskab (Chairman)
Danica Pension I, Livsforsikringsaktieselskab (Chairman)
DDB Invest AB, Sweden (Chairman)
DDB Invest Limited, England (Chairman)
Northern Bank Limited, Northern Ireland (Chairman)
National Irish Bank Limited, Republic of Ireland (Chairman)

Other major offices (non-exhaustive list):
The Danish Bankers Association (Chairman)
The Denmark-America Foundation (Treasurer and Executive Board member)
ICC Denmark (Director)
The International Monetary Conference
Institut International d'Etudes Bancaires

Jakob Brogaard, Deputy Chairman of the Executive Board

Born on June 30, 1947.
Joined the Executive Board on January 1, 1996.

Director of:
LR Realkredit A/S (Vice Chairman)
Realkredit Danmark A/S (Chairman)
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999
Danica Pension, Livsforsikringsaktieselskab
Danica Liv III, Livsforsikringsaktieselskab
Danica Pension I, Livsforsikringsaktieselskab
DDB Invest AB, Sweden (Chairman)
Kreditforeningen Danmarks Pensionsafviklingskasse (Chairman)
GrønlandsBANKEN, Aktieselskab (Chairman) until April 6, 2005
HandelsFinans A/S (Chairman) until February 22, 2005
Nordania Finans A/S (Chairman) until February 22, 2005

Other major offices:
Member of the Financial Business Council

Statement by the Executive Board and the Board of Directors

The Board of Directors and the Executive Board have today reviewed and approved the Annual Report of Danske Bank A/S for the financial year 2005.

The consolidated accounts of Danske Bank have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU, and the annual accounts of Danske Bank A/S (the Parent Company) have been prepared in accordance with the Danish Financial Business Act. Furthermore, the Annual Report has been prepared in accordance with additional Danish disclosure requirements for annual reports of listed financial institutions.

In our opinion, the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position at December 31, 2005, and of the results of the Group's and the Parent Company's operations and consolidated cash flows for the financial year starting on January 1 and ending on December 31, 2005.

The management will submit the Annual Report to the general meeting for approval.

Copenhagen, February 9, 2006

Executive Board

Peter Straarup Chairman	Jakob Brogaard Deputy Chairman

Board of Directors

Alf Duch-Pedersen Chairman	Jørgen Nue Møller Vice Chairman	Eivind Kolding Vice Chairman
Henning Christophersen	Peter Højland	Niels Chr. Nielsen
Sten Scheibye	Majken Schultz	Claus Vastrup
Birgit Aagaard-Svendsen	Tove Abildgaard	Helle Brøndum
René Holm	Peter Michaelsen	Pia Bo Pedersen
Verner Usbeck	Solveig Ørteby	

Audit reports

Internal audit

We have audited the Annual Report of Danske Bank A/S for the financial year 2005 presented by the Board of Directors and the Executive Board. The consolidated accounts have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and the annual accounts of the Parent Company have been prepared in accordance with the Danish Financial Business Act. Furthermore, the Annual Report has been prepared in accordance with additional Danish disclosure requirements for annual reports of listed financial institutions.

Basis of opinion

We conducted our audit in accordance with the executive order of the Danish Financial Supervisory Authority on auditing financial enterprises and financial groups and in accordance with Danish accounting standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free of material misstatement. In addition, the audit was conducted in accordance with the division of duties agreed with the external auditors, according to which the external auditors to the widest possible extent base their audit on the work performed by the internal auditors.

We planned and conducted our audit such that we have, during the year, assessed the business and internal control procedures, including the risk management implemented by the Board of Directors and the Executive Board, aimed at the Group's and the Parent Company's reporting processes and major business risks. The audit of the Annual Report includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Report. The audit also includes assessing the accounting policies used and significant estimates made by the Board of Directors and the Executive Board, as well as evaluating the overall presentation of financial information included in the Annual Report. We believe our audit provides a reasonable basis for our opinion.

Our audit did not result in any qualification.

Opinion

In our opinion, the business procedures and internal control procedures, including the risk management implemented by the Board of Directors and the Executive Board, aimed at the Group's and the Parent Company's reporting processes and major business risks work satisfactorily.

Furthermore, we believe that the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position at December 31, 2005, and of the results of the Group's and the Parent Company's operations and consolidated cash flows for the financial year 2005 in accordance with International Financial Reporting Standards as adopted by the EU in respect of the consolidated financial statements, in accordance with the Danish Financial Business Act in respect of the Parent Company's financial statements and in accordance with additional Danish disclosure requirements for annual reports of listed financial institutions.

Copenhagen, February 9, 2006

Jens Peter Thomassen	Erik Fosgrau
Group Chief Auditor	Deputy Group Chief Auditor

Audit reports

External Audit

To the shareholders of Danske Bank A/S

We have audited the Annual Report of Danske Bank A/S for the financial year 2005, presented by the Board of Directors and the Executive Board. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU, and the Parent Company's financial statements have been prepared in accordance with the Danish Financial Business Act. Further, the Annual Report has been prepared in accordance with additional Danish disclosure requirements for annual reports of listed financial institutions.

Basis of opinion

We conducted our audit in accordance with Danish auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Report. An audit also includes assessing the accounting policies used and significant estimates made by the Board of Directors and the Executive Board, as well as evaluating the overall presentation of financial information included in the Annual Report. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not result in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position at December 31, 2005, and of the results of the Group's and the Parent Company's operations and consolidated cash flows for the financial year 2005 in accordance with International Financial Reporting Standards as adopted by the EU in respect of the consolidated financial statements, in accordance with the Danish Financial Business Act in respect of the Parent Company's financial statements and in accordance with additional Danish disclosure requirements for annual reports of listed financial institutions.

Copenhagen, February 9, 2006

KPMG C.Jespersen
Statsautoriseret Revisionsinteressentskab

Per Gunslev   Arne Sivertsen
State Authorised Public Accountants

Grant Thornton
Statsautoriseret Revisionsaktieselskab

Svend Ørjan Jensen   Erik Stener Jørgensen
State Authorised Public Accountants

ACCOUNTS

Accounting policies

General

For the first time, the Danske Bank Group presents its annual consolidated accounts in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU. The transition to the new standards is completed in accordance with IFRS 1 "First-time Adoption of International Financial Reporting Standards". Furthermore, the consolidated accounts comply with the requirements for annual reports formulated by the Copenhagen Stock Exchange A/S and the Danish Financial Supervisory Authority.

The Group has opted for early adoption of the following standards/amendments:

- The fair value option of IAS 39 "Financial Instruments: Recognition and Measurement" (June 2005)
- IFRS 7 "Financial Instruments: Disclosures" (August 2005)

The preparation of the consolidated accounts is based on a number of estimates and assessments of future events that will affect the carrying amounts of assets and liabilities. For example, the management of the Danske Bank Group estimate impairment charges and the value of goodwill and investment property.

The estimates and assessments made by the management are based on assumptions that the management find reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unexpected future events or situations may occur. Therefore such estimates and assumptions are difficult to make and will always entail uncertainty, even under stable macroeconomic conditions, when they involve transactions with customers and other counterparties.

Adjustment of accounting policies

In 2005, the Group worked to improve its method for calculating impairment of loans and advances as a result, among other things, of its dialogue with the Danish Financial Supervisory Authority. The effect of the improved method is recognised in the opening balance sheet at January 1, 2005. The revised method led to a reduction of loans and advances of DKr30m, a decrease in tax payable of DKr8m, and a lowering of shareholders' equity of DKr22m at December 31, 2004. The most important changes are the DKr777m increase in the value of debts previously written off and a new method for calculating impairment of loan portfolios, which led to a reduction of loans and advances of DKr734m. Impairment at portfolio level comprises loans and advances that do not show evidence of impairment at an individual assessment and facilities whose rating has been lowered without a compensating change in interest rates.

In addition, the transition to IFRS has resulted in a number of adjustments to the accounting policies of the Group and the presentation of its income statement, balance sheet, capital and cash flow statement. Comparative figures for 2004 have been restated, and the accumulated effect of the adjustments is recognised in shareholders' equity as at January 1, 2004.

The notes to the consolidated accounts describe the effects of the transition to IFRS. The accounting policies are the same as the IFRS accounting policies presented in the Annual Report for 2004 except for a few balance sheet reclassifications and the change of method described above.

Consolidation

Subsidiary undertakings

The consolidated accounts comprise Danske Bank A/S and subsidiary undertakings in which the Group has control over financial and operating policy decisions. Control is said to exist if Danske Bank A/S, directly or indirectly, holds more than half of the voting rights in an undertaking or otherwise has power to influence financial and operating policy decisions, provided that most of the return on the undertaking accrues to the

Group and that the Group assumes most of the risk of the subsidiary.

Subsidiary undertakings acquired are included in the accounts at the time of acquisition. Divested undertakings are included in the accounts until the transfer date.

The net assets of such subsidiary undertakings, i.e. assets, including identifiable intangible assets, less liabilities and contingent liabilities, are included in the accounts at their fair value on the date of acquisition using the purchase method.

If the cost of acquisition, including direct transaction costs, exceeds the fair value of the net assets of the undertaking acquired, the excess amount is recognised as goodwill. Goodwill is recognised using the functional currency of the undertaking acquired. If the fair value of the net assets exceeds cost (negative goodwill), the excess amount is posted in the income statement at the time of acquisition.

The consolidated accounts are prepared by consolidating items of the same nature and eliminating intra-group transactions, accounts and trading profits and losses.

Associated undertakings

Associated undertakings are businesses, other than subsidiary undertakings, in which the Group has holdings and significant influence on but not control over decisions.

The value of holdings in associated undertakings is calculated using the equity method with the addition of goodwill on acquisition. The proportionate share of the net profit or loss of the individual undertaking is included under "Income from associated undertakings".

The proportionate share of the profit and loss on transactions between associated undertakings and undertakings of the Danske Bank Group is eliminated.

Segment reporting

The accounts break down information by business segment, the primary segment reporting format of the Group, and by geographical segment, the secondary segment reporting format of the Group. Segment disclosure complies with the accounting policies of the Group.

Intra-segment transactions are settled at market prices. Expenses incurred centrally, including expenses incurred by support, administrative and back-office functions, are charged to the business segments in accordance with their estimated proportionate share of overall activities or at market prices, if available.

Segment assets and liabilities are those assets and liabilities that are either directly attributable to the operating activities of a segment or may reasonably be allocated to the operating activities of a segment. A calculated share of shareholders' equity is allocated to each segment. Other assets and liabilities are recognised in the Other segment.

Offsetting

Amounts due to and from the Group are offset when the Group has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Translation of transactions in foreign currencies

The presentation currency of the consolidated accounts is Danish kroner, which is the functional currency of Danske Bank A/S. The functional currency of each of the Group's units is the currency of the country in which the unit is domiciled, as most income and expenses are recognised in the currency of that country.

Transactions are translated at the exchange rate of the functional currency at the transaction date. Gains and losses on exchange differences arising between the transaction date and the settlement date are recognised in the income statement.

Monetary assets and liabilities in foreign currencies are translated at the exchange rates prevailing at the balance sheet date. Exchange rate adjustments of monetary assets and liabilities arising as a result of differences in the exchange rates applying at the transaction date and at the balance sheet date are recognised in the income statement.

Non-monetary assets and liabilities in foreign currencies that are subsequently revalued at fair value are translated at the exchange rates applying at the date of revaluation. Exchange rate adjustments are included in the revaluation of the fair value of the assets and liabilities. Other non-monetary items in foreign currency are translated at the exchange rates applying at the date of transaction.

Translation – foreign units

Assets and liabilities of foreign units are translated into Danish kroner at the exchange rates applying at the balance sheet date. Income and expenses are translated at the exchange rates applying at the date of transaction. Exchange rate gains and losses arising at the translation of net investments in foreign units are recognised directly in shareholders' equity. Net investments include the net assets and goodwill of the units as well as amounts due in the form of subordinated loan capital. Exchange rate adjustments of financial instruments to hedge net investments in foreign units are also recognised directly in equity.

With effect from January 1, 2004, all translation differences are recognised directly in shareholders' equity under "Foreign currency translation reserve".

Financial instruments – general

Purchases and sales of financial instruments are measured at their fair value at the settlement date, which is usually the same as cost. Before the settlement date, changes to the value of the assets purchased and sold are recognised.

At the time of recognition, financial assets are divided into the following four categories:

- trading portfolio measured at fair value
- loans and advances measured at amortised cost
- held-to-maturity investments measured at amortised cost
- financial assets designated at fair value with value adjustment through profit and loss

At the time of recognition, financial liabilities are divided into the following three categories:

- trading portfolio measured at fair value
- financial liabilities designated at fair value with value adjustment through profit and loss
- other financial liabilities measured at amortised cost

The Group uses derivatives to hedge the interest rate risk on fixed-rate assets and fixed-rate liabilities carried at amortised cost except for held-to-maturity investments. Hedges meeting specific criteria qualify for fair value hedge accounting and are treated accordingly. The interest rate risk on the hedged assets and liabilities is recognised at fair value as value adjustments of the hedged items.

If the hedge criteria cease to be met, the accumulated value adjustments of the hedged items are amortised over the term to maturity.

Fair value option – Financial assets and liabilities designated at fair value through profit and loss

Mortgage loans and issued mortgage bonds

Mortgage loans granted under Danish mortgage finance law are funded by issuing listed mortgage bonds on identical terms. Borrowers may repay such mortgage loans by delivering the underlying bonds.

The Group buys and sells own mortgage bonds on an ongoing basis because such securities play an important role in the Danish financial market. If mortgage loans and issued mortgage bonds were valued at amortised cost, the purchase and sale of own mortgage bonds would mean that significant timing differences in profit and loss recognition would occur: the purchase price of the mortgage bond portfolio would not equal the amortised cost of the issued bonds, and elimination would result in recognition of an arbitrary effect on profit and loss. If the Group subsequently decided to sell its holding of own mortgage bonds, the new amortised cost of this "issuance" would not equal the amortised cost of the matching mortgage loans, and the difference would be amortised over the remaining term to maturity.

Consequently, the Group has chosen to recognise both mortgage loans and issued mortgage bonds at fair value in accordance with the option offered by IAS 39 to ensure that neither profit nor loss will occur on the purchase of own mortgage bonds.

The fair value of issued mortgage bonds will usually equal the market value. However, a small number of the issued bonds are illiquid, and the fair value of these bonds is calculated on the basis of a discounted cash flow valuation model.

The fair value of mortgage loans is based on the fair value of the underlying mortgage bonds adjusted for the credit risk on customers. The fair value adjustment of mortgage loans largely equals the fair value adjustment of the mortgage bonds issued.

The fair value adjustment of mortgage loans and issued mortgage bonds is carried under "Net trading income" except for the part of the adjustment that concerns the credit risk on mortgage loans, which is carried under "Credit loss expenses".

Other financial assets designated at fair value but not included in the trading portfolio
Other financial assets include securities that are not classified as trading portfolio assets, loans and advances (including mortgage loans) or held-to-maturity investments. These securities do not form part of the trading portfolio because no recent pattern of short-term profit taking exists. As the assets are managed on a fair value basis, the fair value option is applied to ensure uniform accounting treatment of these assets and assets in the trading portfolio. Realised and unrealised capital gains and losses and dividends are carried in the income statement under "Net trading income".

Insurance activities – general
The Group's consolidation policy has been drafted in accordance with the executive order on the contribution principle issued by the Danish Financial Supervisory Authority. The financial result of Danica Pension, the parent company of the life insurance group, is calculated, in accordance with the consolidation policy, on the basis of the return on a separate pool of assets equal to shareholders' equity plus a risk allowance determined by technical provisions and an allowance based on the company's risk, health, accident and cost results. If the realised result of Danica Pension for a given period is insufficient to allow the booking of the risk allowance, the amount will not be booked until later periods with sufficient return.

The pool of assets equal to shareholders' equity is consolidated with the other assets of the Group.

Life insurance policies are divided into insurance and investment contracts. Insurance contracts are contracts that entail significant insurance risks or entitle policyholders to bonuses. Investment contracts are contracts that entail insignificant insurance risk. A typical example is unit-linked contracts under which the investment risk lies with the policyholder.

Insurance contracts

Insurance contracts comprise both an investment element and an insurance element, which are recognised jointly.

Technical provisions for insurance contracts are carried at their fair value under "Liabilities under insurance contracts".

Assets earmarked for insurance contracts are recognised as "Assets under insurance contracts" if most of the return on the assets accrues to the policyholders. The assets are valued in accordance with the Group's accounting policies for similar types of asset. This means that most of the assets are measured at fair value.

Contributions made under insurance contracts are carried under "Net premiums", whereas benefits are recognised as "Net insurance benefits". The return on earmarked assets is allocated to the relevant items in the income statement. The return is credited to the policyholders under "Net insurance benefits".

Investment contracts

Investment contracts are recognised as financial instruments, and consequently, contributions/benefits under investment contracts are recorded directly as adjustments of liabilities. Contributions are carried at the value of the savings on the balance sheet under "Deposits under pooled schemes and unit-linked investment contracts".

Savings under unit-linked investment contracts are recognised at fair value under "Assets under pooled schemes and unit-linked investment contracts". The return on assets and the crediting of amounts to account holders are recorded under "Net trading income".

BALANCE SHEET

Trading portfolio (assets and liabilities)

The trading portfolio includes financial assets acquired and liabilities undertaken by the Group which it intends to sell or repurchase in the short term. Moreover, the trading portfolio consists of financial assets and liabilities managed collectively for which a pattern of short-term profit taking exists. All derivatives, including separate embedded derivatives, form part of the trading portfolio.

Assets in the trading portfolio include equities, bonds, loans and advances, and derivatives with positive market value held by the Group's trading departments. Liabilities in the trading portfolio include derivatives with negative market value and obligations to deliver securities.

At first-time recognition, the trading portfolio is measured at fair value, excluding transaction costs. Thereafter, the portfolio is measured at fair value with value adjustments through profit and loss.

If an active market exists, valuation is based on the last known market price on the balance sheet date. If an active market does not exist, generally accepted valuation techniques are used, including discounted cash flows analysis, reference to market prices of other instruments that are substantially the same and other valuation techniques based on market input.

Financial investment securities

Financial investment securities consist of held-to-maturity investments and other financial assets that are valued as trading portfolio assets under the fair value option.

Held-to-maturity investments cover certain bonds with a quoted price in an active market held for the purpose of generating a profit until maturity. Bonds without a quoted price in an active market held for the purpose of generating a profit until maturity are carried under "Bank loans and advances". Held-to-maturity investments are measured at amortised cost.

Amounts due from credit institutions and central banks / Bank loans and advances

Amounts due from credit institutions and central banks include amounts due from other credit institutions and time deposits with central banks. Reverse transactions, i.e. purchases of securities from credit institutions and central banks to be resold at a later date, are recognised as amounts due from credit institutions and central banks.

Bank loans and advances consist of loans and advances disbursed directly to borrowers and loans and advances acquired after disbursement. Loans and advances extended or acquired by the Group which it intends to resell in the short term are included in the trading portfolio. Loans and advances include bank loans, finance leases, mortgage deeds, reverse transactions, except for transactions with credit institutions and central banks, and certain bonds that do not have a quoted price in an active market. Moreover, loans and advances include loans secured on real property, except for loans granted under Danish mortgage finance law.

At first-time recognition, loans and advances are measured at fair value plus transaction costs and minus origination fees, etc. Subsequently, loans and advances are measured at amortised cost, using the effective interest method, minus any deduction of impairment charges. The difference between first-time recognition and the nominal value is amortised over the term to maturity and carried under "Interest income". If fixed-rate loans and advances and amounts due are hedged efficiently by derivatives, the fair value of the hedged interest rate risk is added to the amortised cost of the assets.

Impairment

If objective evidence of impairment of a loan, an advance or amount due exists, and the effect of the impairment event or events on the cash flow from the asset is reliably measurable, the impairment charge is determined individually. The charge equals the difference between the carrying amount and the present value of the expected future cash flow of the asset, including the realisation value of security. The present value of fixed-rate loans and advances is calculated at the original effective interest rate, whereas the present value of loans and advances with a variable rate of interest is calculated at the current effective interest rate.

Objective evidence of impairment of loans and advances exists if at least one of the following events has occurred:

- the borrower is experiencing significant financial difficulty
- the borrower's actions, such as default on interest or principal payments, lead to a breach of contract
- the Group, for economic reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the Group would not otherwise consider, or
- it becomes probable that the borrower will enter bankruptcy or other financial reorganisation.

Loans and advances without objective evidence of impairment are considered in a subsequent assessment of collective impairment at portfolio level. Such assessments involve groups of loans and advances with uniform credit risk characteristics. Collective impairment charges are established to cover, among other things, the deterioration in the pattern of cash flows from the portfolio in question and changes that normally affect the extent of defaults in a portfolio of loans and advances or amounts due similar to the portfolio under review.

Collective impairment is calculated as the difference between the carrying amount of the loans and advances of the portfolio and the discounted value of expected future cash flows. Expected future cash flows are estimated on the basis of historical loss experience adjusted for data that reflect current conditions. The discount rate used is the weighted average of the agreed effective interest rates on the individual loans and advances in the portfolio.

Impairment charges are booked in an allowance account, which is offset against loans and advances. Changes in the allowance account are recorded under "Credit loss expenses" in the income statement. If subsequent events show that the impairment loss is not of a permanent nature, the charge is reversed via "Credit loss expenses".

Loans and advances that are considered uncollectible are written off. Write-offs are deducted from the allowance account. Loans and advances are written off once the usual collection procedure has been completed and the loss on the individual loan or advance may be calculated.

The booking of interest on loans and advances will stop if individual impairment losses are recorded. Subsequently, interest on the impaired value of the loan is recognised at the original rate of interest.

Mortgage lending and issued mortgage bonds

At first-time recognition, mortgage loans and issued mortgage bonds are measured at fair value, excluding transaction costs. Thereafter, such assets are measured at fair value.

Issued mortgage bonds are normally recognised at market value. However, a small part of the issued bonds are illiquid, and the value of these bonds is calculated on the basis of discounted cash flows.

The fair value of mortgage loans is based on the fair value of the underlying mortgage bonds adjusted for the credit risk on the borrowers.

Assets and deposits in pooled accounts and under unit-linked investment contracts

These items include deposits in pooled accounts and under unit-linked contracts defined as investment contracts.

The assets in which customer savings have been invested are recognised at fair value and carried under "Assets under pooled schemes and unit-linked investment contracts". Similarly, deposits made by customers are carried under "Deposits under pooled schemes and unit-linked investment contracts". Deposits are recognised at the value of savings.

Holdings of equities and bonds issued by the Group have been deducted from shareholders' equity or eliminated. Consequently, the value of "Deposits in pooled schemes and under unit-linked investment contracts" exceeds that of "Assets in pooled schemes and unit-linked investment contracts".

Assets and liabilities under insurance contracts

"Assets under insurance contracts" includes assets earmarked for policyholders. The earmarking means that most of the return accrues to the policyholders. The assets, which include financial assets, investment property and other tangible assets, are specified in the notes. The valuation technique used matches the Group's accounting policy for similar assets. A few pieces of real property are jointly owned and consolidated in the accounts on a pro rata basis.

"Liabilities under insurance contracts" comprises liabilities that relate to the insurance contracts of the Group. The liabilities consist of life insurance provisions, provisions for unit-linked insurance contracts, collective bonus potential, other technical provisions and other liabilities.

Life insurance provisions
Life insurance provisions are measured at fair value by actuaries. Provisions are calculated for each insurance contract using a zero-coupon yield curve from which a risk premium is deducted. The calculation of life insurance provisions factors in assumptions of mortality and disability based on historical data.

Provisions for unit-linked insurance contracts
Provisions are measured at fair value on the basis of the share of each contract of the assets in question and the benefits guaranteed. No provisions are made for the present value of the expected future administrative result.

Collective bonus potential
The collective bonus potential is calculated in accordance with the contribution principle and includes the part of the accumulated realised result that is not credited to the individual policyholders.

Other technical provisions
Other technical provisions include outstanding claims provisions, unearned premium provisions, and provisions for bonuses and premium discounts.

Other liabilities
Other liabilities include Danica's share of other liabilities, such as deferred tax on pensions returns, which, according to the contribution principle, rest with policyholders. Other liabilities are valued in accordance with the accounting policies of the Group for similar types of liability.

Holdings of shares and bonds issued by the Group are deducted from shareholders' equity or eliminated, as the case may be. Consequently, the value of "Liabilities under insurance contracts" exceeds that of "Assets under insurance contracts".

Goodwill and other intangible assets
Goodwill
Goodwill is calculated as the difference between the cost of the undertakings acquired and the fair value of their net assets at the time of acquisition. Goodwill on associated undertakings is carried under "Holdings in associated undertakings". Goodwill on acquisitions made before 2002 was written off against shareholders' equity in the year of acquisition.

Goodwill is allocated to the cash-generating units in accordance with the extent to which management monitors its investment. Goodwill is not amortised; instead each cash-generating unit is tested for impairment at least once a year. Goodwill is written down to its recoverable amount through profit and loss provided that the carrying amount of the net assets of the cash-generating unit exceeds the higher of their fair value less costs to sell and their value in use, which corresponds to the present value of the future cash flows expected to be derived from each unit.

Other intangible assets
Software acquired is measured at cost, including the expenses incurred to make each software application ready for use. Software acquired is amortised over the expected useful life, which is usually three years, using the straight-line method.

Software developed by the Group is recognised if the cost of development is reliably measurable and analyses show that the future profit on using the individual software applications exceeds cost. Cost is defined as development costs incurred to make each software application ready for use. Once the software has been developed, the cost is amortised over the expected useful life, which is usually three years, using the straight-line method. Development costs consist primarily of direct remuneration and other development costs that may be attributed directly. Expenses incurred in the planning of the software are not included; instead such expenses are booked when incurred.

Identifiable intangible assets taken over on the acquisition of undertakings are recognised at the time of acquisition at their fair value and amortised over the expected useful life, which is usually three years, using the straight-line method.

Other intangible assets are tested for impairment if indications suggest that impairment exists. If the test shows that the use of an individual intangible asset does no longer yield a positive return, the asset is written down to its net realisable value.

Costs attributable to the maintenance of intangible assets are expensed in the year of maintenance.

Investment property

Investment property is real property, including real property let under operating leases, which the Group owns for the purpose of receiving rent and/or obtaining capital gains. The section on domicile property below explains the distinction between domicile and investment property.

On acquisition, investment property is recognised at cost, including transaction costs. Thereafter, the property is measured at fair value. Fair value and rent adjustments are carried under "Other income" in the income statement.

The fair value of investment property is assessed by the Group's valuers on the basis of a systematic assessment of the expected return on the real property.

Tangible assets

Tangible assets comprise domicile property, machinery, equipment, vehicles, furniture, leasehold improvements and lease assets.

Domicile property

Domicile property is real property occupied by the Group's administrative departments, branches and other service units. Real property which consists of both domicile and investment property elements is allocated proportionally to the two categories if the elements are separately sellable. If that is not the case, such real property is classified as domicile property, unless the Group occupies less than 10% of the total floorage.

Domicile property is valued at cost plus improvements and less depreciation and write-downs. The straight-line depreciation of the property is based on the expected scrap value and an estimated useful life of 20 to 50 years. Real property held under long-term leases is depreciated on a progressive scale.

Investment property which becomes domicile property because the Group starts using it for its own activities is recognised at cost corresponding to the fair value at the time of reclassification. Domicile property which becomes investment property is measured at its fair value at the time of reclassification. Revaluation surplus is recognised directly in shareholders' equity.

Domicile property which, according to a publicly announced plan, is expected to be sold within twelve months is carried as an asset held for sale under "Other Assets". Real property taken over in connection with the settlement of a debt is recognised under "Other assets".

Machinery, equipment, vehicles, furniture and leasehold improvements

Machinery, equipment, vehicles, furniture and leasehold improvements are recognised at cost less depreciation and impairment. Assets are depreciated over the expected useful life, which is usually three years, using the straight-line method. Leasehold improvements are depreciated over the term of the lease, with a maximum of 10 years.

Lease assets
Lease assets, i.e. assets, except real property, leased under operating leases with the Group as the lessor, are carried under "Tangible assets". Lease assets are measured using the same valuation technique as that applied by the Group to its other machinery, equipment, vehicles and furniture.

Tangible assets are tested for impairment if indications suggest that impairment exists, and the asset is written down to its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

Other assets
"Other assets" includes interest and commissions due, prepayments and tangible assets taken over under non-performing loan agreements. Assets taken over are carried at the lower of their cost and net realisable value, i.e. their fair value less expected costs to sell.

Furthermore, the item includes assets held for sale, i.e. tangible assets, except investment property and lease assets which, according to a publicly announced plan, are expected to be sold within twelve months. At the time the assets are classified as held for sale, they are measured at the lower of their carrying amount and their net realisable value and are no longer depreciated. In accordance with the first-time adoption rules of IFRS 1, the Group has decided to apply this category prospectively as of 2005.

Amounts due to credit institutions and central banks/deposits
Amounts due to credit institutions and central banks and deposits include amounts received under repo transactions, i.e. sales of securities to be repurchased at a later date.

Amounts due to credit institutions and central banks and deposits are measured at amortised cost to which is added the fair value of the hedged interest rate risk.

Other issued bonds/subordinated debt
Other issued bonds and subordinated debt comprise the bonds issued by the Group except issued mortgage bonds. Subordinated debt is liabilities in the form of subordinated loan capital and other capital investments which, in case of voluntary or compulsory winding-up or bankruptcy, will not be repaid until after the claims of ordinary creditors have been met.

Other issued bonds and subordinated debt are measured at amortised cost to which is added the fair value of the hedged interest rate risk.

The yield on some issued bonds depends on an index which is not closely related to the financial characteristics of the bonds, for example an equity or commodity index. Such embedded derivatives are treated separately and carried at their fair value in the trading portfolio.

Other liabilities
Other liabilities include accrued interest, fees and commissions that do not form part of the amortised cost of a financial instrument.

Other liabilities also include pension obligations and other provisions for obligations, such as lawsuits and guarantees.

Pension obligations
The Group's pension obligations consist of both defined contribution and defined benefit plans for its staff. Under the defined contribution plans, the Group

pays regular contributions to insurance companies and other institutions. Such payments are expensed as they are earned by the staff, and the liability under the plans is taken over by the insurance companies and other institutions as contributions are made.

Under the defined benefit plans, the Group is under an obligation to pay defined benefits on retirement. The amounts payable are determined by an actuarial assessment of the present value of expected benefits. The present value is calculated on the basis of the expected future trends in salaries and interest rates, mortality, time of retirement and other factors.

The present value of pension benefits less the fair value of pension assets is carried as a pension obligation for each type of plan under "Other liabilities" on the balance sheet. If the net amount of a defined benefit plan is positive, i.e. an asset to the Group, and may be repaid to the Group or reduce its future contributions to the plan, the net amount is carried under "Other assets". The discount rate is based on the market rate that applies to high-quality corporate bonds with maturities that correspond to the maturity of the pension obligations.

The difference between the expected trends in pension assets and benefits and the actual trends will result in actuarial gains or losses. Actuarial gains and losses that do not exceed 10% of the present value of benefits or 10% of the fair value of pension assets are not recognised in the income statement or on the balance sheet but form part of the corridor. If the accumulated actuarial gains and losses exceed these threshold values, the excess amount is recognised in the income statement and in the net pension obligation over the expected remaining period of service of the staff covered by the plan.

Guarantees and irrevocable loan commitments

At first-time recognition, financial guarantees and irrevocable loan commitments are recognised at the value of the premiums received. Thereafter, guarantees are valued at the higher of the received premium amortised over the guarantee period and the provision made, if any. Provisions for guarantees and irrevocable loan commitments are recognised if claims for payment under the guarantees or loan commitments seem likely and the value of the amount payable may be measured reliably.

Deferred tax

Deferred tax on all temporary differences between the tax base of assets and liabilities and their carrying amounts is accounted for using the balance sheet liability method. Deferred tax is recognised in the balance sheet under "Deferred tax assets" and "Deferred tax liabilities" on the basis of current tax rates.

Tax assets arising from unused tax losses and unused tax credits are recognised to the extent that it is probable that the unused tax losses and unused tax credits can be used.

Shareholders' equity

Foreign currency translation reserve

The foreign currency translation reserve covers differences that arise on the translation of the financial results of and net investments in non-Danish units from their functional currencies to Danish kroner. Furthermore, the reserve includes exchange rate adjustments of financial liabilities to hedge net investments in non-Danish units.

If the net investment in a non-Danish unit is fully or partly realised, the translation differences arising from the unit are recognised in profit and loss.

Proposed dividend

The Board of Directors' proposal for a dividend for the year is included as a separate reserve in shareholders' equity. The dividend is recognised as a liability when the general meeting has adopted the proposal.

Own shares

Amounts received and paid for the Group's sale and purchase of Danske Bank shares are recognised directly in shareholders' equity. The same applies to premiums received and paid for derivatives with delivery of own shares.

Capital reduction by cancellation of own shares will lower the share capital by an amount corresponding to the nominal amount of the shares at the time of registration of the capital reduction.

Share-based payment

Share-based payment by the Group requires delivery of Danske Bank shares. The fair value at the time of allotment is expensed as shares are earned and set off against shareholders' equity. At the time of exercise, payment by employees is recognised as an increase in shareholders' equity. Shares acquired for hedging purposes are set off against shareholders' equity by the amount paid in line with the principle governing other types of purchase of Danske Bank shares.

Minority interests

Minority interests reflect the carrying amount of the net assets in subsidiary undertakings not owned directly or indirectly by Danske Bank A/S.

INCOME STATEMENT

Interest

Interest income and expenses arising from interest-bearing financial instruments carried at amortised cost are recognised in the income statement using the effective interest method and based on the cost price of the financial instrument. Interest includes amortisation of fees that are an integral part of the effective yield on a financial instrument, including origination fees, and amortisation of any other differences between cost and redemption price.

Interest income and expenses include interest on financial instruments carried at fair value, but not interest on assets and deposits in pooled schemes and unit-linked investment contracts, which is recognised as "Net trading income". Origination fees on mortgage loans carried at fair value are recognised as "Interest income" at origination.

Interest on loans and advances subject to individual impairment is recognised on the basis of the impaired value.

Fees

Income from services provided over a period of time is accrued over the period. Such income includes guarantee commissions and portfolio management fees. Transaction income is recognised when the transaction is completed. Transaction income includes securities and custody fees and payment services fees.

Net trading income

Net trading income includes realised and unrealised capital gains and losses on trading portfolio assets, other securities, mortgage loans, issued mortgage bonds, exchange rate adjustments and dividends. The effect on profit and loss of fair value hedge accounting is also recognised as net trading income.

The return on assets in pooled schemes and unit-linked investment contracts and the crediting of the return to customer accounts are also recognised as net trading income.

Other income

Other income includes rental income and lease payments under operating leases, fair value adjustment of investment property and gains and losses on the sale of tangible and intangible assets.

Net premiums

Regular and single premiums on insurance contracts are included in the income statement on the due dates. Premiums on investment contracts are recognised directly on the balance sheet. Reinsurance premiums received are deducted from premiums paid.

Net insurance benefits

"Net insurance benefits" comprises benefits paid under insurance contracts. The item also includes the change in life insurance provisions, collective bonus potential, outstanding claims provisions, provisions for unit-linked insurance contracts and changes in deferred tax on pension returns. The benefits are recognised net of reinsurance.

Staff costs and administrative expenses

Staff costs

Salaries and other consideration expected to be paid for work carried out during the year are expensed under "Staff costs and administrative expenses". This item comprises salaries, bonuses, expenses for share-based payment, holiday allowances, jubilee bonuses, pension costs and other consideration.

Bonuses and share-based payment

Bonuses are expensed as they are earned. Part of the bonuses for the year is paid in the form of share options with delivery and conditional shares. Share options may not be exercised until three years after allotment and are conditional on continued employment. Similarly, purchase rights to conditional shares are conditional upon employment continuing for three years.

The fair value of share-based payment at the time of allotment is expensed over the period of service unconditionally entitling the employee to the payment. The intrinsic value of the allotment is expensed in the year when entitlement is earned, whereas the time value is accrued over the remaining service period. Expenses are set off against shareholders' equity. Subsequent changes to the fair value are not carried in the income statement.

Pensions

The Group's contributions to defined contribution plans are recognised in the income statement when they are earned by the employees. The Group applies the corridor method to defined benefit plans, and the income statement thus includes actuarial pension expenses.

Credit loss expenses

Credit loss expenses include impairment losses on and charges for loans and advances, amounts due from credit institutions and guarantees, and the fair value adjustment of the credit risk on mortgage loans.

Tax

Calculated current and deferred tax on the profit before tax and subsequent adjustments of tax charges for previous years are recognised in the income statement. Income tax for the year is recognised in the income statement on the basis of the tax laws applying in the countries in which the Group operates. Tax on items recognised in shareholders' equity is charged directly.

Cash flow statement

The Group has prepared its cash flow statement using the indirect method. The statement is based on the profit for the year and shows the cash flows from operating, investing and financing activities and the increase/decrease in cash and cash equivalents during the year.

Cash and cash equivalents consist of "Cash in hand and demand deposits with central banks" and "Due from credit institutions and central banks" with original maturities shorter than three months.

Calculation of financial highlights, ratios and key figures

The financial highlights, key figures and ratios deviate from the corresponding figures in the consolidated accounts as described below.

Income from the "Danske Markets" segment is recognised in the consolidated income statement under "Net trading income" and "Net interest income". The value of each item may vary considerably from year to year, depending on the underlying transactions and changes in market conditions. The financial highlights of the Group show all income from trading activities under "Net trading income".

Income and expenses arising from the Group's insurance activities are consolidated on a line-by-line basis. The return on insurance activities accruing to the Group is determined by a contribution principle which is based primarily on life insurance liabilities. As the return attributable to the Group may not be derived directly from the individual items in the income statement, the profit on insurance activities is presented on a single line in the financial highlights.

Comparative figures for 2001-2003 have not been restated to match current accounting policies. The notes to the consolidated accounts describe the differences between current and previous accounting policies.

Accounting standards that have not yet come into force

The International Accounting Standards Board (IASB) has approved a number of international accounting standards that have not yet come into force. The sections below list the standards that may become relevant to the financial reporting of the Group.

In December 2004, amendments to IAS 19 "Actuarial Gains and Losses, Group Plans and Disclosures" were issued. The amendments mean that the corridor for defined benefit plans may be recognised directly in shareholders' equity and that the obligation to disclose information about defined benefit plans has been extended. The Group is obliged to implement this standard in its consolidated accounts for 2006. The Group does not expect to apply the new method of recognition, and therefore the implementation is unlikely to have any effect on the carrying amounts.

In April 2005, amendments to IAS 39 "Cash Flow Hedge Accounting of Forecast Intragroup Transaction" were issued. The amendments allow cash flow hedge accounting of foreign exchange risk on certain future intra-group transactions. The Group will not use this option, and therefore it will not have any effect on the carrying amounts.

In August 2005, amendments to IAS 39 and IFRS 4 "Financial Guarantee Contracts" were issued. As a result of the amendments, financial guarantees are regulated by IAS 39 instead of IFRS 4. The Group is obliged to implement this standard in its consolidated accounts for 2006. The implementation is unlikely to have any effect on the carrying amounts.

New accounting standards that govern the calculation of the present value of future administrative results will take effect in 2006. Consequently, provisions must, as a minimum, equal the surrender value of the insurance portfolio. As far as Danica is concerned, the effect of the change is an increase of up to DKr0.6bn in provisions for unit-linked policies at the beginning of 2006, a decrease of DKr0.2bn in deferred tax and a decline of up to DKr0.4bn in shareholders' capital. Assuming that the annual report for 2005 had been prepared in accordance with the new accounting standards, this would have led to a decline of up to DKr131m in the profit for year.

Income statement – Danske Bank Group

Note	(DKr m)	2005	2004
2	Interest income	88,904	68,666
2	Interest expense	60,111	42,828
2	Net interest income	28,793	25,838
3	Fee income	9,158	7,596
	Fee expenses	2,120	1,811
2	Net trading income	16,870	9,310
4	Other income	3,776	3,253
34	Net premiums	15,252	13,617
34	Net insurance benefits	36,796	28,414
	Income from associated undertakings	347	411
	Profit on sale of associated and subsidiary undertakings	545	349
5,6	Staff costs and administrative expenses	17,030	15,018
8	Amortisation and depreciation	2,102	1,337
9	Credit loss expenses	-1,096	759
	Profit before tax	17,789	13,035
10	Tax	4,967	3,718
	Net profit for the year	12,822	9,317
	Portion attributable to:		
	Shareholders of the Parent Company	12,818	9,289
	Minority interests	4	28
	Net profit for the year	12,822	9,317
	Net profit for the year per share, DKr	20.4	14.4
	Diluted net profit for the year per share, DKr	20.4	14.4
	Proposed dividend per share, DKr	10.00	7.85

Balance sheet – Danske Bank Group

Note	(DKr m)	2005	2004
	ASSETS		
11	Cash in hand and demand deposits with central banks	13,881	7,741
12	Due from credit institutions and central banks	274,918	230,690
13	Trading portfolio assets	444,521	422,547
15	Financial investment securities	28,712	31,505
16	Bank loans and advances	829,603	615,238
17	Mortgage loans	569,092	524,428
18	Assets under pooled schemes and unit-linked investment contracts	35,676	29,207
35	Assets under insurance contracts	188,342	163,205
19	Holdings in associated undertakings	1,044	1,308
20	Intangible assets	7,626	447
21	Investment property	3,626	4,463
22	Tangible assets	7,248	6,468
	Current tax assets	116	132
29	Deferred tax assets	506	488
23	Other assets	27,134	14,640
	Total assets	2,432,045	2,052,507
	LIABILITIES		
24	Due to credit institutions and central banks	476,363	353,369
25	Deposits	631,184	487,863
13	Trading portfolio liabilities	212,042	215,807
17	Issued mortgage bonds	438,675	432,399
18	Deposits under pooled schemes and unit-linked investment contracts	42,287	35,944
40	Liabilities under insurance contracts	211,834	191,149
	Other issued bonds	251,099	190,255
	Current tax liabilities	621	2,047
29	Deferred tax liabilities	1,711	563
27	Other liabilities	47,882	42,440
26	Subordinated debt	43,837	33,698
	Total liabilities	2,357,535	1,985,534
	SHAREHOLDERS' EQUITY		
	Shareholders of the Parent Company	74,463	66,706
	Minority interests	47	267
	Total shareholders' equity	74,510	66,973
	Total liabilities and equity	2,432,045	2,052,507

(DKr m)

Capital

	Shareholders of the Parent Company						
	Share capital	Foreign currency translation reserve	Proposed dividends	Profit brought forward	Total	Minority interests	Total
Shareholders' equity at January 1, 2005	6,723	-32	5,010	55,005	66,706	267	66,973
Translation of foreign units	-	706	-	-	706	-	706
Foreign unit hedges	-	-686	-	-	-686	-	-686
Tax on entries on shareholders' equity	-	-	-	-94	-94	-	-94
Net gains not recognised in the income statement	-	20	-	-94	-74	-	-74
Net profit for the year	-	-	-	12,818	12,818	4	12,822
Total income	-	20	-	12,724	12,744	4	12,748
Capital reduction	-340	-	-	340	-	-	-
Dividends paid	-	-	-5,010	81	-4,929	-	-4,929
Proposed dividends	-	-	6,383	-6,383	-	-	-
Acquisition of own shares	-	-	-	-15,897	-15,897	-	-15,897
Sale of own shares	-	-	-	15,617	15,617	-	15,617
Share-based payment	-	-	-	104	104	-	104
Employee shares	-	-	-	118	118	-	118
Adjustment of minority interests	-	-	-	-	-	-224	-224
Shareholders' equity at December 31, 2005	6,383	-12	6,383	61,709	74,463	47	74,510

The Board of Directors is proposing that the annual general meeting, to be held on March 14, 2006, approve a dividend of DKr10.00 per share for the financial year 2005.

	Share capital	Foreign currency translation reserve	Proposed dividends	Profit brought forward	Total	Minority interests	Total
Shareholders' equity at January 1, 2004	7,117	-	4,403	55,498	67,018	256	67,274
Translation of foreign units	-	105	-	-	105	-	105
Foreign unit hedges	-	-137	-	-	-137	-	-137
Value adjustment of domicile property	-	-	-	4	4	-	4
Tax on entries on shareholders' equity	-	-	-	-78	-78	-	-78
Net gains not recognised in the income statement	-	-32	-	-74	-106	-	-106
Net profit for the year	-	-	-	9,289	9,289	28	9,317
Total income	-	-32	-	9,215	9,183	28	9,211
Capital reduction	-394	-	-	394	-	-	-
Dividends paid	-	-	-4,403	71	-4,332	-	-4,332
Proposed dividends	-	-	5,010	-5,010	-	-	-
Acquisition of own shares	-	-	-	-17,916	-17,916	-	-17,916
Sale of own shares	-	-	-	12,710	12,710	-	12,710
Share-based payment	-	-	-	49	49	-	49
Adjustment of minority interests	-	-	-	-	-	-17	-17
Other adjustments	-	-	-	16	16	-	16
Shareholders' equity at December 31, 2004	6,723	-32	5,010	55,027	66,728	267	66,995
Change of method for impairment of loans and advances in accordance with accounting policies	-	-	-	-22	-22	-	-22
Adjusted shareholders' equity at December 31, 2004	6,723	-32	5,010	55,005	66,706	267	66,973

The annual general meeting, held on March 15, 2005, approved a dividend of DKr7.85 per share for the financial year 2004.

(DKr m)	2005	2004
Net profit for the year per share		
Net profit for the year	12,822	9,317
Average number of shares outstanding	627,573,906	645,642,650
Number of dilutive shares issued for share-based payment	658,521	248,259
Average number of shares outstanding, diluted	628,232,427	645,890,909
Net profit for the year per share, DKr	20.4	14.4
Diluted net profit for the year per share, DKr	20.4	14.4

The share capital is made up of shares of a nominal value of DKr10 each. All shares carry the same rights; there is thus only one class of shares.

	2005	2004
Number of shares outstanding		
Issued shares at January 1	672,265,752	711,675,849
Buyback programme, preceding year	33,961,476	39,410,097
Issued shares at December 31	638,304,276	672,265,752
Buyback programme, current year	-	33,961,476
Group's holding of own shares	11,599,410	10,513,755
Shares outstanding at December 31	626,704,866	627,790,521

Holding of own shares	Number 2005	Number 2004	Value 2005	Value 2004
Trading portfolio	6,253,414	5,711,861	1,388	958
Investment on behalf of customers	5,345,996	4,801,894	1,187	805
Total	11,599,410	10,513,755	2,575	1,763

	Trading portfolio	Investment on behalf of customers	Total 2005	Total 2004
Holding at January 1	958	805	1,763	1,239
Acquisition of own shares, excl. buyback programme	15,709	188	15,897	12,916
Sale of own shares	15,539	78	15,617	12,710
Value adjustment	260	272	532	318
Holding at December 31	1,388	1,187	2,575	1,763

Capital - Danske Bank Group

(DKr m)	2005	2004
Capital base and solvency ratio		
Shareholders' equity	74,510	60,806
Proposed dividends	-6,383	-
Minority interests	2,992	2
Own shares	-	-1,396
Intangible assets, banking business	-7,740	-351
Other	-641	-643
Core capital less statutory deductions	62,738	58,418
Hybrid core capital	6,376	4,101
Core capital, including hybrid core capital, less statutory deductions	69,114	62,519
Subordinated debt, excluding hybrid core capital	35,953	27,953
Revaluation of real property	664	25
Statutory deduction for insurance subsidiaries	-8,254	-7,622
Other deductions	-37	-135
Capital base less statutory deductions	97,440	82,740
Risk-weighted items		
not included in trading portfolio	882,222	757,491
with market risk in trading portfolio	61,941	50,838
Total risk-weighted items	944,163	808,329
Core (tier 1) capital ratio, %	6.65	7.23
Core (tier 1) capital ratio, including hybrid core capital, %	7.32	7.73
Solvency ratio, %	10.32	10.24

Minority interests in 2005 include the Group's share of special reserves in associated undertakings that, under the Danish Financial Business Act, are consolidated on a pro rata basis in the calculation of the capital base.

Capital base and solvency ratio for 2004 are calculated in accordance with the rules in force at that time.

Cash flow statement – Danske Bank Group

(DKr m)	2005	2004
Cash flow from operations		
Net profit for the year	12,822	9,317
Adjustment for non-liquid items in the income statement		
Adjustment of income from associated undertakings	-347	-411
Amortisation of intangible assets	640	63
Depreciation of property and equipment	1,339	1,225
Credit loss expenses	-1,096	759
Adjustment for tax paid	-204	903
Other non-cash items	-4,868	1,441
Total	8,286	13,297
Cash flow from operating capital		
Cash in hand and demand deposits with central banks	109,626	62,588
Trading portfolio	-22,671	-53,521
Other financial instruments at fair value	2,793	67,208
Bank loans and advances	-153,082	-80,170
Mortgage loans	-46,327	-19,062
Deposits	87,840	34,632
Issued mortgage bonds	6,276	35,859
Assets/liabilities under insurance contracts	-4,452	-3,801
Other assets/liabilities	58,122	23,841
Cash flow from operations	46,411	80,871
Cash flow from investing activities		
Acquisition of subsidiaries and other business units	-10,964	-
Sale of subsidiaries and other business units	545	349
Acquisition/sale of own shares	-57	-157
Acquisition of intangible assets	-459	-446
Acquisition of tangible assets	-2,738	-1,529
Sale of tangible assets	1,258	760
Cash flow from investing activities	-12,415	-1,023
Cash flow from financing activities		
Changes in subordinated debt and hybrid core capital	8,352	816
Dividends	-4,929	-4,332
Buyback of own shares	-	-5,000
Change in minority interests	220	-11
Cash flow from financing activities	3,643	-8,527
Cash and cash equivalents, beginning of year	234,830	163,509
Change in cash and cash equivalents	37,639	71,321
Cash and cash equivalents, end of year	272,469	234,830
Cash and cash equivalents, end of year		
Cash in hand and demand deposits with central banks	13,881	7,741
Deposits with credit institutions and central banks with terms shorter than 3 months	258,588	227,089
Total	272,469	234,830

Cash and cash equivalents of acquired businesses amounted to DKr12.5bn in 2005 (2004: DKr0bn). Cash and cash equivalents of divested businesses amounted to DKr0bn (2004: DKr0bn).

Note	
1	**Business segmentation**

The primary segments of the Group are the business areas on which the Group's organisation, internal financial reporting and accounting procedures are based.

Banking Activities includes all the Group's banking activities. In Denmark, the Group operates under the brand names Danske Bank and BG Bank. Outside Denmark, banking activities are organised in country divisions that are each responsible for their own markets. These divisions conduct business under a number of brand names, including Fokus Bank in Norway, Östgöta Enskilda Bank and Provinsbankerne in Sweden, Northern Bank in Northern Ireland and National Irish Bank in the Republic of Ireland. Other banking activities include Nordania Leasing, a provider of operating finance for businesses.

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business in Denmark is carried out through "home", which has 193 offices throughout the country.

Danske Markets is responsible for the Group's activities in the financial markets. Trading activities include trading in fixed-income products, foreign exchange, equities and interest-bearing securities, providing the largest corporate clients and investors with financial products and advisory services on mergers and acquisitions, and assisting customers in connection with their issue of equity and debt on the international financial markets. Proprietary trading encompasses the Bank's short-term investments. The investment portfolio covers the Bank's strategic fixed-income, foreign exchange, and equity portfolios. Institutional banking includes facilities with international financial institutions outside the Nordic region. Facilities with Nordic financial institutions form part of the Banking Activities of the Group.

Danske Capital manages the funds of retail customers and institutional investors and the funds of Danica Pension, Danske Fund, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and corporate customers through the country divisions and external distributors. Danske Capital serves institutional investors directly.

Danica encompasses all the Group's activities in the life insurance and pensions market. Marketed under the name of Danica Pension, the unit targets both personal and corporate customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily Banking Activities' outlets and Danica Pension's own sales force and advisers.

"Others" includes the Group's real property activities, unallocated cost of capital and expenses for Group support functions and severance payments. Moreover, the item includes intra-group eliminations, including the elimination of returns on own shares, despite the fact that the returns are distributed to holders of pooled schemes and life insurance policyholders.

Shareholders' equity is allocated to the individual business areas at a ratio of 6.5% of their average risk-weighted items, calculated in accordance with the capital adequacy rules of the Danish Financial Supervisory Authority. Insurance companies are subject to special statutory capital adequacy rules. Consequently, the shareholders' equity allocated to the insurance business equals the statutory minimum requirements. The business areas are allocated a calculated income equal to the risk-free return on their allocated capital. This income is based on the short-term money market rate.

Note (DKr m)

1 **Business segments 2005**

(cont'd)

	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Others	Total	Reclassi-fication	Highlights
Interest income	30,363	25,505	51,464	123	6,368	-24,919	88,904	-54,912	33,992
Interest expense	15,783	22,082	46,299	115	116	-24,284	60,111	-43,285	16,826
Net interest income	14,580	3,423	5,165	8	6,252	-635	28,793	-11,627	17,166
Net fee income	6,316	83	440	922	-690	-33	7,038	250	7,288
Net trading income	1,007	195	-866	-36	17,082	-512	16,870	-10,366	6,504
Other income	1,485	178	142	-	1,396	575	3,776	-1,520	2,256
Net premiums	-	-	-	-	15,252	-	15,252	-15,252	-
Net insurance benefits	-	-	-	-	36,796	-	36,796	-36,796	-
Income from equity investments	-	-	763	-1	115	15	892	-892	-
Net income from insurance business	-	-	-	-	-	-	-	1,677	1,677
Total income	23,388	3,879	5,644	893	2,611	-590	35,825	-934	34,891
Operating expenses	14,264	1,242	1,779	384	934	529	19,132	-934	18,198
Credit loss expenses	-971	-118	-7	-	-	-	-1,096	-	-1,096
Profit before tax	10,095	2,755	3,872	509	1,677	-1,119	17,789	-	17,789
Loans and advances, excluding reverse transactions	589,201	569,648	32,799	15	-	-2,700	1,188,963	-	1,188,963
Other assets	219,202	55,786	1,894,797	1,162	219,126	-1,146,991	1,243,082	-	1,243,082
Total assets	808,403	625,434	1,927,596	1,177	219,126	-1,149,691	2,432,045	-	2,432,045
Deposits, excluding repo deposits	405,007	-	128,039	126	-	9	533,181	-	533,181
Other liabilities	369,830	607,807	1,792,650	1,041	211,155	-1,158,129	1,824,354	-	1,824,354
Allocated capital	33,566	17,627	6,907	10	7,971	8,429	74,510	-	74,510
Total liabilities	808,403	625,434	1,927,596	1,177	219,126	-1,149,691	2,432,045	-	2,432,045
Internal interest income	4,746	695	13,008	14	1,247	-19,710	-	-	-
Capital expenditure	8,981	4	-	8	11	1,429	10,433	-	10,433
Non-cash operating items	-960	4,815	1,581	55	-300	-859	4,332	-	4,332
Amortisation and depreciation	1,586	7	2	1	-	506	2,102	-	2,102
Impairment charges	1	3	-	-	-	3	7	-	7
Reversal of impairment charges	-	-	-	-	-	36	36	-	36
Profit before tax as % of allocated capital (avg.)	30.1	15.6	56.1	5,090.0	21.0	-	23.9	-	23.9
Cost/income ratio, %	61.0	32.0	31.5	43.0	35.8	-	53.4	-	52.2
Risk-weighted items (avg.)	516,399	271,182	106,261	149	-	15,395	909,386	-	909,386
Full-time-equivalent staff (avg.)	11,239	751	621	212	825	4,928	18,576	-	18,576

In the financial highlights of the Group, the profit contributed by Danske Markets is recognised as net trading income, whereas the profit contributed by Danica Pension is recognised as net income from insurance business. The reclassification column shows the aggregate profit contributions of both business areas.

Note (DKr m)

1 **Business segments 2004**

(cont'd)

	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Others	Total	Reclassification	Highlights
Interest income	25,958	25,394	32,640	57	6,618	-22,001	68,666	-35,243	33,423
Interest expense	13,736	22,332	28,373	50	54	-21,717	42,828	-24,157	18,671
Net interest income	12,222	3,062	4,267	7	6,564	-284	25,838	-11,086	14,752
Net fee income	5,103	113	470	702	-571	-32	5,785	113	5,898
Net trading income	632	133	-1,011	-19	10,253	-678	9,310	-4,433	4,877
Other income	1,229	128	134	-	1,089	673	3,253	-1,224	2,029
Net premiums	-	-	-	-	13,617	-	13,617	-13,617	-
Net insurance benefits	-	-	-	-	28,414	-	28,414	-28,414	-
Income from equity investments	5	-	686	-	55	14	760	-760	-
Net income from insurance business	-	-	-	-	-	-	-	1,631	1,631
Total income	19,191	3,436	4,546	690	2,593	-307	30,149	-962	29,187
Operating expenses	11,771	1,232	1,612	326	962	452	16,355	-962	15,393
Credit loss expenses	777	-18	-	-	-	-	759	-	759
Profit before tax	6,643	2,222	2,934	364	1,631	-759	13,035	-	13,035
Loans and advances, excluding reverse transactions	448,426	525,072	20,548	556	-	-10	994,592	-	994,592
Other assets	279,409	51,074	1,422,258	1,025	196,608	-892,459	1,057,915	-	1,057,915
Total assets	727,835	576,146	1,442,806	1,581	196,608	-892,469	2,052,507	-	2,052,507
Deposits, excluding repo deposits	341,216	-	94,359	194	-	-262	435,507	-	435,507
Other liabilities	359,035	559,769	1,341,617	1,367	189,473	-901,234	1,550,027	-	1,550,027
Allocated capital	27,584	16,377	6,830	20	7,135	9,027	66,973	-	66,973
Total liabilities	727,835	576,146	1,442,806	1,581	196,608	-892,469	2,052,507	-	2,052,507
Internal interest income	4,615	347	13,791	12	1,638	-20,403	-	-	-
Capital expenditure	1,193	3	-	-	105	531	1,832	-	1,832
Non-cash operating items	-1,814	-1,790	228	32	-14	281	-3,077	-	-3,077
Amortisation and depreciation	839	4	1	-	-	493	1,337	-	1,337
Impairment charges	1	-	-	-	-	23	24	-	24
Reversal of impairment charges	-	-	-	-	-	-	-	-	-
Profit before tax as % of allocated capital (avg.)	24.1	13.6	43.0	1,820.0	22.9	-	19.5	-	19.5
Cost/income ratio, %	61.3	35.9	35.5	47.2	37.1	-	54.2	-	52.7
Risk-weighted items (avg.)	424,369	251,958	105,070	312	-	11,345	793,054	-	793,054
Full-time-equivalent staff (avg.)	8,887	919	607	192	836	5,138	16,579	-	16,579

In the financial highlights of the Group, the profit contributed by Danske Markets is recognised as net trading income, whereas the profit contributed by Danica Pension is recognised as net income from insurance business. The reclassification column shows the aggregate profit contributions of both business areas.

Note (DKr m)

1 **Geographical segmentation**

(cont'd) The table below breaks down the activities of the Group by geographical location. The allocation of interest income from external customers is based on the customer's country of residence, whereas assets and capital expenditure are allocated on the basis of the location of assets.

Geographical segmentation of interest income, assets and capital expenditure is shown in compliance with IFRS and does not reflect the management structure of the Group. The management believes that the presentation by business segment provides a more informative description of the Group's business activities.

	Interest income external customers		Assets		Capital expenditure	
	2005	2004	2005	2004	2005	2004
Denmark	54,089	43,015	2,138,236	1,881,289	1,841	1,682
Finland	434	461	11,904	10,488	2	-
Germany	3,006	2,534	24,385	26,103	1	-
Luxembourg	104	107	34,060	33,021	2	1
Norway	7,050	4,672	113,173	84,631	352	133
Poland	351	241	3,757	2,788	441	-
Republic of Ireland	1,554	341	47,746	-	3,683	-
Sweden	8,340	7,713	307,074	245,688	130	-
UK	8,357	6,833	330,379	174,795	3,981	-
US	3,873	1,116	25	108,936	-	16
Others	1,746	1,633	-	-	-	-
Eliminations	-	-	-578,694	-515,232	-	-
Group	88,904	68,666	2,432,045	2,052,507	10,433	1,832

Note	(DKr m)					
2	**Net interest and net trading income**					
	2005	Interest income	Interest expense	Net interest income	Net trading income	Total
	Financial portfolios at amortised cost					
	Due from/to credit institutions and central banks	10,095	18,919	-8,824	-248	-9,072
	Repo and reverse transactions	10,228	6,024	4,204	-	4,204
	Bank loans, advances and deposits	24,399	8,913	15,486	445	15,931
	Held-to-maturity investments	84	-	84	-	84
	Other issued bonds	-	5,030	-5,030	294	-4,736
	Subordinated debt	-	2,012	-2,012	-2,218	-4,230
	Other financial instruments	218	482	-264	-	-264
	Total	45,024	41,380	3,644	-1,727	1,917
	Financial portfolios at fair value					
	Mortgage loans and issued mortgage bonds	25,096	18,731	6,365	-	6,365
	Trading portfolio and investment securities	13,779	-	13,779	2,220	15,999
	Assets and deposits under pooled schemes and unit-linked investment contracts	-	-	-	-242	-242
	Assets under insurance contracts	5,005	-	5,005	16,619	21,624
	Total	43,880	18,731	25,149	18,597	43,746
	Total net interest and net trading income	88,904	60,111	28,793	16,870	45,663
	2004					
	Financial portfolios at amortised cost					
	Due from/to credit institutions and central banks	5,944	9,331	-3,387	-	-3,387
	Repo and reverse transactions	5,743	3,428	2,315	-	2,315
	Bank loans, advances and deposits	19,451	6,279	13,172	-29	13,143
	Other issued bonds	-	1,108	-1,108	48	-1,060
	Subordinated debt	-	1,802	-1,802	-50	-1,852
	Other financial instruments	231	164	67	-	67
	Total	31,369	22,112	9,257	-31	9,226
	Financial portfolios at fair value					
	Mortgage loans and issued mortgage bonds	24,880	20,716	4,164	-	4,164
	Trading portfolio and investment securities	7,253	-	7,253	-497	6,756
	Assets and deposits under pooled schemes and unit-linked investment contracts	-	-	-	-328	-328
	Assets under insurance contracts	5,164	-	5,164	10,166	15,330
	Total	37,297	20,716	16,581	9,341	25,922
	Total net interest and net trading income	68,666	42,828	25,838	9,310	35,148

At the end of 2005, "Trading portfolio and investment securities" included dividends from shares of DKr1,626m (2004: DKr1,610m) and exchange rate adjustments of DKr1,446m (2004: DKr699m).

Note	(DKr m)	2005	2004
3	**Fee income**		
	Securities and custody commissions	1,279	1,170
	Mortgage finance fees	848	682
	Payment services fees	1,822	1,587
	Remortgaging and loan fees	1,240	1,202
	Guarantee commissions	569	572
	Fees on trust and other fiduciary activities	1,773	1,167
	Other fees	1,627	1,216
	Total	9,158	7,596

Fees that form an integral part of the effective interest added to loans, advances and deposits are recognised as interest income or interest expense, as appropriate. Mortgage finance fees for loans recognised at market value are carried as fee income.

Note	(DKr m)	2005	2004
4	**Other income**		
	Fair value adjustment of investment property	123	49
	Fair value adjustment of investment property allocated to policyholders	590	213
	Profit on sale of domicile and investment property	412	539
	Income from lease assets and investment property	2,306	2,224
	Other income	345	228
	Total	3,776	3,253
5	**Staff costs and administrative expenses**		
	Staff costs	10,383	9,105
	Administrative expenses	6,647	5,913
	Total	17,030	15,018
	Staff costs		
	Salaries	8,208	7,275
	Share-based payment	104	49
	Employee shares	118	75
	Pensions (note 28)	1,042	821
	Financial services employer tax, etc.	911	885
	Total	10,383	9,105
	Remuneration of the Board of Directors (DKr thousand)		
	Alf Duch-Pedersen	1,000	1,000
	Jorgen Nue Moller	1,000	1,000
	Eivind Kolding	875	875
	Henning Christophersen	469	375
	Niels Eilschou Holm (until December 8, 2005)	375	375
	Peter Hojland	500	500
	Niels Chr. Nielsen	500	500
	Sten Scheibye	500	500
	Majken Schultz	375	375
	Claus Vastrup	500	500
	Birgit Aagaard-Svendsen	375	375
	Tove Abildgaard	250	250
	Helle Brondum	250	250
	René Holm (from July 1, 2005)	125	-
	Bolette Holmgaard (until June 30, 2005)	125	250
	Peter Michaelsen	375	375
	Pia Bo Pedersen	250	250
	Verner Usbeck	250	250
	Solveig Ørteby	250	250
	Poul Christiansen (until March 31, 2004)	-	125
	Hans Hansen (until March 31, 2004)	-	94
	Total remuneration	8,344	8,469
	of which remuneration for committee work	2,844	2,844

Note	(DKr m)				
5 (cont'd)	**Remuneration and bonus payments of the Executive Board**	Salary	Cash bonuses	Total 2005	Total 2004
	Peter Straarup	5.1	0.8	5.9	5.1
	Jakob Brogaard	3.5	0.4	3.9	4.3
	Total remuneration	8.6	1.2	9.8	9.4

Note 6 shows share-based payment to members of the Executive Board.

Pensions

Members of the Executive Board may retire with a life pension at the end of the accounting year in which they attain the age of 60 and will retire, at the latest, by the end of the month in which they attain the age of 65. The pension benefit constitutes 50% of their remuneration on retirement. The Bank's pension obligation is paid into the pension fund which covers Danske Bank A/S's pension obligations to current and former members of the Executive Board and their dependents. According to IAS 19, the contributions made in 2005 amounted to DKr1.5m (2004: DKr0.9m) for Peter Straarup and DKr2.1m (2004: DKr1.9m) for Jakob Brogaard. The expected return on savings has been deducted from the amount expensed, which is actuarially determined. In addition to salary and pension terms, the amount to be expensed depends on years of service and age.

Pension obligations, end of year	2005	2004
Peter Straarup	32	25
Jakob Brogaard	27	23

The pension obligation is an obligation of the pension fund of the Executive Board. The obligation is determined on the basis of actuarial calculations and a number of assumptions (see note 28). The contributions cannot be considered as remuneration of or amounts due to the individual members of the Executive Board. Therefore, the change in pension obligations may not reasonably be added to the annual remuneration.

Termination

Termination of the service contracts of the members of the Executive Board is subject to 12 months' notice by either party. In case of termination by the Bank, Peter Straarup is entitled to a life pension, and Jakob Brogaard is entitled to 24 months' salary.

Share holdings

The total number of Danske Bank shares, excluding options and rights to buy conditional shares, held by the Board of Directors and the Executive Board at the end of 2005 was 44,930 (end of 2004: 41,314).

6 **Share-based payment**

The Group offers senior managers and selected employees incentive programmes that consist of share options and conditional shares. Incentive payments reflect individual performance and also depend on financial results and other measures of value creation. Moreover, employee shares are allotted by the discretionary decision of the Board of Directors, which is based on the financial results over several years and other factors.

Issued options carry a right to buy Danske Bank shares that can be exercised between three and seven years after they are allotted subject to continued employment with the Group. The strike price of the options is computed as the average price of Danske Bank shares for 20 stock exchange days after the release of the Annual Report plus 10%.

Rights to buy Danske Bank shares under the conditional share programme are allotted as a portion of the annual bonus earned. The shares become available after three years subject to continued employment.

The fair value of the share options at the time of allotment is calculated according to a dividend-adjusted Black & Scholes formula based on the following assumptions at December 31, 2005: Share price 221.18 (2004: 167.52), Dividend payout ratio 3.7% (2004: 3.9%). Rate of interest 2.9%-3.2% (2004: 2.6%-3.2%). Volatility 15% (2004: 20%). Average time of exercise 1.13-4.25 years (2004: 1.63-4.25 years). The lifetime of share options is seven years from allotment, consisting of a vesting period of three years and an exercise period of four years. The volatility is estimated on the basis of historical volatility.

The fair value of the conditional shares at the time of allotment is calculated as the share price less the payments made by the employees.

Intrinsic value is recognised in the year the share options and rights to conditional shares were earned, while time value is recognised during the vesting period of three years using the straight-line method. Shareholders' equity will increase correspondingly, as the obligation is met by delivering Danske Bank shares.

Note

6 **Share-based payment 2005**

(cont'd)

Share options	Number					Market value	
	Executive Board	Senior staff	Other employees	Total	Exercise price (DKr)	At issue (DKr m)	End of year (DKr m)
Allotted in 2001, beg.	83,335	384,415	100,215	567,965	152.9	19.6	36.6
Exercised	-	-231,975	-	-231,975			
Forfeited	-	-	-26,190	-26,190			
Other changes	-	-25,195	25,195	-			
Allotted in 2001, end	83,335	127,245	99,220	309,800	152.9	10.7	20.0
Allotted in 2002, beg.	112,667	898,066	103,867	1,114,600	140.8	38.5	83.1
Exercised	-	-555,566	-30,000	-585,566			
Forfeited	-	-	-	-			
Other changes	-	-46,500	46,500	-			
Allotted in 2002, end	112,667	296,000	120,367	529,034	140.8	18.3	39.4
Allotted in 2003, beg.	138,600	1,080,600	66,800	1,286,000	118.5	25.9	120.1
Exercised	-	-16,000	-21,600	-37,600			
Forfeited	-	-	-	-			
Other changes	-	-112,200	112,200	-			
Allotted in 2003, end	138,600	952,400	157,400	1,248,400	118.5	25.2	116.6
Allotted in 2004, beg.	190,667	1,746,383	157,916	2,094,966	157.2	37.7	120.0
Exercised	-	-51,111	-13,333	-64,444			
Forfeited	-	-	-80,139	-80,139			
Other changes	-	-175,999	175,999	-			
Allotted in 2004, end	190,667	1,519,273	240,443	1,950,383	157.2	35.1	111.7
Allotted in 2005	241,836	2,428,036	-	2,669,872	190.2	40.7	95.2
Exercised	-	-19,672	-	-19,672			
Forfeited	-	-	-	-			
Other changes	-	-52,459	52,459	-			
Allotted in 2005, end	241,836	2,355,905	52,459	2,650,200	190.2	40.4	94.5
Allotted in 2001, end							
Peter Straarup	57,145	-	-	57,145	152.9	2.0	3.7
Jakob Brogaard	26,190	-	-	26,190	152.9	0.9	1.7
Allotted in 2002, end		-	-				
Peter Straarup	66,667	-	-	66,667	140.8	2.3	5.0
Jakob Brogaard	46,000	-	-	46,000	140.8	1.6	3.4
Allotted in 2003, end		-	-				
Peter Straarup	81,600	-	-	81,600	118.5	1.6	7.6
Jakob Brogaard	57,000	-	-	57,000	118.5	1.1	5.3
Allotted in 2004, end		-	-				
Peter Straarup	116,667	-	-	116,667	157.2	2.1	6.7
Jakob Brogaard	74,000	-	-	74,000	157.2	1.3	4.2
Allotted in 2005, end		-	-				
Peter Straarup	146,754	-	-	146,754	190.2	2.2	5.2
Jakob Brogaard	95,082	-	-	95,082	190.2	1.5	3.4

In 2005, 939,257 share options were exercised at an average price of DKr183.4.

Note

6 **Share-based payment 2005**

(cont'd)

Conditional shares	Number				Market value	
	Executive Board	Senior staff	Other employees	Total	At issue (DKr m)	End of year (DKr m)
Allotted in 2002, beg.	7,969	59,739	261,874	329,582	42.2	72.9
Exercised	-7,969	-59,739	-257,721	-325,429		
Forfeited	-	-	-4,153	-4,153		
Other changes	-	-	-	-		
Allotted in 2002, end	-	-	-	-	-	-
Allotted in 2003, beg.	9,706	71,483	302,097	383,286	41.3	84.8
Exercised	-	-3,114	-25,743	-28,857		
Forfeited	-	-	-2,279	-2,279		
Other changes	-	-2,922	2,922	-		
Allotted in 2003, end	9,706	65,447	276,997	352,150	37.9	77.9
Allotted in 2004, beg.	5,377	52,686	240,178	298,241	42.6	66.0
Exercised	-	-3,126	-14,982	-18,108		
Forfeited	-	-	-7,362	-7,362		
Other changes	-	-706	706	-		
Allotted in 2004, end	5,377	48,854	218,540	272,771	39.0	60.3
Allotted in 2005	5,623	60,022	411,997	477,642	82.6	105.6
Exercised	-	-444	-2,816	-3,260		
Forfeited	-	-	-14,335	-14,335		
Other changes	-	-	-	-		
Allotted in 2005, end	5,623	59,578	394,846	460,047	79.6	101.8
Allotted in 2002, exercised in 2005						
Peter Straarup	5,247	-	-	5,247		
Jakob Brogaard	2,722	-	-	2,722		
Allotted in 2003, end						
Peter Straarup	6,377	-	-	6,377	0.7	1.4
Jakob Brogaard	3,329	-	-	3,329	0.4	0.7
Allotted in 2004, end						
Peter Straarup	3,058	-	-	3,058	0.4	0.7
Jakob Brogaard	2,319	-	-	2,319	0.3	0.5
Allotted in 2005, end						
Peter Straarup	3,505	-	-	3,505	0.6	0.8
Jakob Brogaard	2,118	-	-	2,118	0.4	0.5

In 2005, 375,654 rights to conditional shares were exercised at an average price of DKr182.2.

Note

6 **Share-based payment 2004**

(cont'd)

Share options	Number					Market value	
	Executive Board	Senior staff	Other employees	Total	Exercise price (DKr)	At issue (DKr m)	End of year (DKr m)
Allotted in 2001, beg.	83,335	468,960	70,815	623,110	152.9	21.5	13.3
Exercised	-	-7,145	-48,000	-55,145			
Forfeited	-	-	-	-			
Other changes	-	-77,400	77,400	-			
Allotted in 2001, end	83,335	384,415	100,215	567,965	152.9	19.6	12.2
Allotted in 2002, beg.	112,667	1,013,933	81,867	1,208,467	140.8	41.7	35.9
Exercised	-	-	-81,867	-81,867			
Forfeited	-	-	-12,000	-12,000			
Other changes	-	-115,867	115,867	-			
Allotted in 2002, end	112,667	898,066	103,867	1,114,600	140.8	38.5	33.1
Allotted in 2003, beg.	138,600	1,246,600	24,800	1,410,000	118.5	28.4	63.3
Exercised	-	-	-108,000	-108,000			
Forfeited	-	-	-16,000	-16,000			
Other changes	-	-166,000	166,000	-			
Allotted in 2003, end	138,600	1,080,600	66,800	1,286,000	118.5	25.9	57.7
Allotted in 2004, beg.	190,667	2,089,313	-	2,279,980	157.2	37.7	52.9
Exercised	-	-	-98,551	-98,551			
Forfeited	-	-	-86,463	-86,463			
Other changes	-	-342,930	342,930	-			
Allotted in 2004, end	190,667	1,746,383	157,916	2,094,966	157.2	37.7	52.9
Allotted in 2001, end							
Peter Straarup	57,145	-	-	57,145	152.9	2.0	1.2
Jakob Brogaard	26,190	-	-	26,190	152.9	0.9	0.6
Allotted in 2002, end							
Peter Straarup	66,667	-	-	66,667	140.8	2.3	2.0
Jakob Brogaard	46,000	-	-	46,000	140.8	1.6	1.4
Allotted in 2003, end							
Peter Straarup	81,600	-	-	81,600	118.5	1.6	3.7
Jakob Brogaard	57,000	-	-	57,000	118.5	1.1	2.6
Allotted in 2004, end							
Peter Straarup	116,667	-	-	116,667	157.2	2.1	2.9
Jakob Brogaard	74,000	-	-	74,000	157.2	1.3	1.9

In 2004, 343,563 share options were exercised at an average price of DKr162.3.

Note

6 **Share-based payment 2004**

(cont'd)

Conditional shares	Number				Market value	
	Executive Board	Senior staff	Other employees	Total	At issue (DKr m)	End of year (DKr m)
Allotted in 2002, beg.	7,969	62,140	273,049	343,158	43.9	57.5
Exercised	-	-	-7,975	-7,975		
Forfeited	-	-	-5,601	-5,601		
Other changes	-	-2,401	2,401	-		
Allotted in 2002, end	7,969	59,739	261,874	329,582	42.2	55.2
Allotted in 2003, beg.	9,706	74,205	313,902	397,813	42.9	66.6
Exercised	-	-	-7,641	-7,641		
Forfeited	-	-	-6,886	-6,886		
Other changes	-	-2,722	2,722	-		
Allotted in 2003, end	9,706	71,483	302,097	383,286	41.3	64.2
Allotted in 2004, beg.	5,377	56,246	250,115	311,738	42.6	50.0
Exercised	-	-	-3,558	-3,558		
Forfeited	-	-	-9,939	-9,939		
Other changes	-	-3,560	3,560	-		
Allotted in 2004, end	5,377	52,686	240,178	298,241	42.6	50.0
Allotted in 2002, end						
Peter Straarup	5,247	-	-	5,247	0.7	0.9
Jakob Brogaard	2,722	-	-	2,722	0.3	0.5
Allotted in 2003, end						
Peter Straarup	6,377	-	-	6,377	0.7	1.1
Jakob Brogaard	3,329	-	-	3,329	0.4	0.6
Allotted in 2004, end						
Peter Straarup	3,058	-	-	3,058	0.4	0.5
Jakob Brogaard	2,319	-	-	2,319	0.3	0.4

In 2004, 19,174 rights to conditional shares were exercised at an average price of DKr151.8.

Note	(DKr m)	2005	2004
7	**Audit fees**		
	Total fees to the accounting firms elected by the general meeting which perform the statutory audit	24	16
	Fees for non-audit services included in preceding item	6	3
8	**Amortisation and depreciation**		
	Amortisation of intangible assets	637	63
	Depreciation of tangible assets	1,458	1,250
	Impairment of intangible assets	3	-
	Impairment of tangible assets	4	24
	Total	2,102	1,337
9	**Credit loss expenses**		
	Due from credit institutions and central banks	-	-8
	Bank loans and advances	-982	791
	Mortgage loans	-110	-17
	Guarantees, loan commitments, etc.	-4	-7
	Total	-1,096	759
10	**Total tax charge for the year**		
	Tax on profit for the year	4,967	3,718
	Tax on changes in shareholders' equity	94	78
	Tax as a result of transition to IFRS	-	1,333
	Tax on profit for the year		
	Current tax charge	4,326	3,269
	Change in deferred tax charge as a result of lower tax rate	-85	-
	Change in deferred tax	665	450
	Adjustment of prior-year tax charge	39	-67
	Tax on provisions	22	66
	Total	4,967	3,718
	Effective tax rate	%	%
	Danish tax rate	28.0	30.0
	Adjustment of prior-year tax charge	0.1	-0.4
	Lowering of tax rate	-0.3	0.0
	Non-taxable income and non-deductible expenses	-0.6	-1.4
	Difference in tax rates of foreign units from Danish tax rate	0.4	-0.2
	Tax on provisions	0.1	0.5
	Other	-0.1	0.0
	Effective tax rate	27.6	28.5

Notes to the balance sheet

Note	(DKr m)	2005	2004
11	**Cash in hand and demand deposits with central banks**		
	Cash in hand	8,292	3,547
	Demand deposits with central banks	5,589	4,194
	Total	13,881	7,741
12	**Due from credit institutions and central banks**		
	Reverse transactions	149,822	125,870
	Other amounts due	125,105	104,836
	Impairment charges	9	16
	Total	274,918	230,690
	Impairment charges		
	At January 1	16	26
	New and increased impairment charges	-	8
	Reversal of impairment charges	-	16
	Foreign exchange adjustments	-	-2
	Other additions and disposals	-7	-
	At December 31	9	16
13	**Trading portfolio assets and liabilities**		
	Assets		
	Derivatives with positive market value	148,888	163,416
	Listed bonds	292,258	240,860
	Unlisted bonds	654	17,610
	Listed shares	2,242	514
	Unlisted shares	479	147
	Total	444,521	422,547
	Liabilities		
	Derivatives with negative market value	151,029	171,173
	Repurchase obligation under reverse transactions	61,013	44,634
	Total	212,042	215,807

Note	(DKr m)	2005	2004

14 **Derivatives**

The Group's activities in the financial markets include trading in derivatives. The Group trades a considerable volume of the most commonly used interest rate, currency and equity contracts, including

- swaps
- forwards and futures
- options

Furthermore, the Group trades, to a limited extent, in swaps whose value depends on developments in specific credit risks or in certain inflation indices.

Derivatives are offered as individual transactions or as integral parts of other services, such as issuance of bonds with yields that depend on developments in equity or currency indices.

Moreover, derivatives are used to manage the Group's own exposure to currency, interest rate, equity market and credit risks. Please see the Risk management section for a more detailed description of the Group's risk management policy. Danske Markets is responsible for managing and hedging the market risks of the Group.

Derivatives are recognised at their fair value. Interest on some of the Group's bank loans, advances, deposits, and issued bonds, etc. is added at a fixed rate. Generally, such fixed-rate items are recognised at amortised cost. The general accounting standards thus mean that the fair value of the interest rate risk on, say, fixed-rate loans, is not included in the income statement, whereas changes in the fair value of hedging derivatives are included in the income statement. To avoid false volatility in the accounts, the Group applies fair value hedge accounting.

For each bank loan, advance, deposit and issued bond to which interest is added at a fixed rate for a specified period of time starting at the commencement date of the facility, future interest payments are divided into basic interest and a profit margin and into periods of time. By entering into swaps and forwards with opposite payment profiles as regards currencies and periods, hedging of risk takes effect from the time the facility is established. The market values of the hedged interest rate risk and the hedging derivatives are measured at frequent intervals to ensure that changes in the fair value of the hedged interest rate risk lie within a band of 80%-125% of the changes in market value of the hedging derivatives. Hedging derivative portfolios are adjusted if necessary.

By efficient hedging, the hedged interest rate risk on hedged assets and liabilities is measured at fair value and the value is recognised as a value adjustment of the hedged items. Value adjustments are carried in the income statement under "Net trading income". Inefficient hedging which lies within the efficiency band is therefore also included under "Net trading income".

The table below shows the value adjustment of hedged assets and liabilities and hedging derivatives included in "Net trading income".

	2005	2004
Hedging of fixed-rate assets		
Hedged loans and advances	17	-
Hedging derivatives	-20	-
Net effect on the profit for the year	-3	-
Hedging of fixed-rate liabilities		
Hedged debt to credit institutions	-248	-
Hedged deposits	105	-140
Hedged issued bonds	294	48
Hedged subordinated debt	-2,218	-50
Hedging derivatives	1,814	142
Net effect on the profit for the year	-253	-

The exchange rate risk of net investments in foreign units and subsidiaries is hedged by establishing finance arrangements in the relevant currencies. The exchange rate adjustment of the investments is recognised directly in shareholders' equity together with exchange rate adjustments of the financing arrangements that are defined as hedges against exchange rate fluctuations. The Capital section shows the translation amounts included in shareholders' equity.

In 2005, the Group did not hedge the expected financial results of the foreign units or other future transactions.

Note	(DKr m)				
14	**Derivatives held for trading purposes**				
(cont'd)	2005	Notional amount	Positive market value	Notional amount	Negative market value
	Currency contracts				
	Forwards and swaps	1,948,829	51,770	1,800,659	53,334
	Options	54,261	1,094	52,377	1,111
	Interest rate contracts				
	Forwards/swaps/FRAs	2,496,600	82,720	3,859,667	87,132
	Options	444,059	7,806	333,679	6,417
	Equity contracts				
	Forwards	22	-	3	-
	Options	1,972	746	2,298	776
	Other contracts				
	Commodity contracts	405	6	405	6
	Credit derivatives bought	261	6	83,153	10
	Credit derivatives sold	224	1	261	2
	Total derivatives held for trading purposes	4,946,633	144,149	6,132,502	148,788
	Hedging derivatives				
	Currency contracts	90,491	972	246,819	1,149
	Interest rate contracts	107,633	3,767	39,565	1,092
	Total derivatives	5,144,757	148,888	6,418,886	151,029

In 2005, the Group bought credit derivatives of a notional amount of DKr83bn. These credit derivatives had reduced the risk-weighted items by a total of DKr26bn at December 31, 2005.

2004	Notional amount	Positive market value	Notional amount	Negative market value
Currency contracts				
Forwards and swaps	2,870,969	77,002	2,877,664	84,505
Options	47,021	836	44,072	876
Interest rate contracts				
Forwards/swaps/FRAs	3,557,296	79,535	4,125,583	80,215
Options	268,652	4,272	228,307	3,424
Equity contracts				
Forwards	51	14	25	60
Options	180	58	308	60
Other contracts				
Commodity contracts	-	-	-	-
Credit derivatives bought	334	2	-	-
Credit derivatives sold	-	-	1,526	11
Total derivatives held for trading purposes	6,744,503	161,719	7,277,485	169,151
Hedging derivatives				
Currency contracts	-	-	-	-
Interest rate contracts	76,195	1,697	107,326	2,022
Total derivatives	6,820,698	163,416	7,384,811	171,173

Note	(DKr m)	2005	2004
15	**Financial investment securities**		
	Financial assets designated at fair value but not included in the trading portfolio		
	Listed bonds	20,575	28,610
	Unlisted bonds	1,106	130
	Listed shares	1,122	994
	Unlisted shares	1,519	1,625
	Other assets	-	146
	Total financial investment securities at fair value	24,322	31,505
	Held-to-maturity financial assets		
	Listed bonds	4,390	-
	Total financial investment securities	28,712	31,505
16	**Bank loans and advances**		
	Reverse transactions	209,732	145,074
	Other loans	624,631	476,338
	Impairment charges	4,760	6,174
	Total	829,603	615,238
	Impairment charges		
	At January 1	6,174	6,725
	New and increased impairment charges	2,849	3,090
	Reversal of impairment charges	4,428	4,644
	Value adjustments	44	-18
	Other additions and disposals	121	1,021
	At December 31	4,760	6,174

The Group as lessor

The Group offers fleet management, truck leasing, IT leasing and real property leasing under both finance and operating leases.

"Bank loans and advances" includes finance leases worth DKr16,011m at December 31, 2005 (2004: DKr14,301m).

	2005	2004
Finance leases		
At January 1	14,301	13,541
Additions	6,716	5,990
Disposals	5,006	5,230
At December 31	16,011	14,301
Finance leases expiring		
within 1 year	1,596	1,316
in 1 to 5 years	9,612	8,844
after 5 years	4,803	4,141
Total	16,011	14,301
Gross investment in finance leases expiring		
within 1 year	2,148	1,812
in 1 to 5 years	12,930	12,171
after 5 years	6,461	5,699
Total	21,539	19,682
Income from finance leases	5,528	5,381

Impairment charges for finance leases amounted to DKr184m at December 31, 2005 (2004: DKr196m).

Note	(DKr m)	2005	2004
17	**Mortgage loans and issued mortgage bonds**		
	Mortgage loans		
	Nominal value	563,153	516,960
	Fair value adjustment of interest rate risk	6,044	7,707
	Adjustment for credit risk	105	239
	Fair value of mortgage loans	569,092	524,428
	Issued mortgage bonds		
	Nominal value	737,234	656,415
	Fair value adjustment of funding of current loans and advances	6,044	7,707
	Fair value adjustment of pre-issued bonds	-1,340	1,749
	Holding of own mortgage bonds	303,263	233,472
	Fair value of issued mortgage bonds	438,675	432,399

The nominal value of issued mortgage bonds equals the amount to be repaid on expiry.

Changes in 2005 accounted for DKr134m of total adjustment for credit risk on mortgage loans (2004: DKr9m).

Changes in the fair value of own credit risk amounted to DKr0m of the total fair value adjustment of issued mortgage bonds (2004: DKr0m). The change in fair value of the credit risk is calculated as the change triggered by factors other than changes in the benchmark interest rate, which is the average yield on Danish mortgage bonds with AAA ratings. Changes in 2005 accounted for DKr0m of the accumulated effect (2004: DKr0m).

18 Pooled schemes and unit-linked investment contracts

	Pooled schemes		Unit-linked contracts		Total	
	2005	2004	2005	2004	2005	2004
Assets						
Bonds	21,747	21,548	-	-	21,747	21,548
Shares	12,123	9,329	-	-	12,123	9,329
Unit trust certificates	2,643	999	4,509	3,041	7,152	4,040
Cash deposits, etc.	1,208	977	57	50	1,265	1,027
Total	37,721	32,853	4,566	3,091	42,287	35,944
Own bonds	5,055	5,454	-	-	5,055	5,454
Own shares	599	438	-	-	599	438
Other intra-group balances	957	845	-	-	957	845
Total assets	31,110	26,116	4,566	3,091	35,676	29,207
Liabilities						
Deposits	37,721	32,853	4,566	3,091	42,287	35,944

Note		2005	2004
19	**Holdings in associated undertakings**		
	Cost at January 1	1,091	1,185
	Additions	292	236
	Disposals	412	330
	Currency translation	-	-
	Cost at December 31	971	1,091
	Revaluations and write-downs at January 1	217	207
	Share of profit	261	362
	Share of adjustments not recognised in the income statement	5	-
	Dividends	115	-301
	Write-downs	-	-
	Reversal of revaluations and write-downs	-295	-51
	Currency translation	-	-
	Revaluations and write-downs at December 31	73	217
	Carrying amount at December 31	1,044	1,308

Note (DKr m)

19 (cont'd) **Holdings in associated undertakings**

		Share capital (%)	Total assets	Total liabilities	Income	Net profit
Dansk Kapitalanlæg A/S, Copenhagen	DKK	22	1,431	29	5	49
Ejendomsaktieselskabet af 22. juni 1966, Copenhagen	DKK	50	14	3	1	1
Investeringsselskabet af 23. marts 2001 A/S, Copenhagen	DKK	49	5	-	-	1
Luxembourg International Consulting S.A., Luxembourg	EUR	33	3	3	3	-
MVC Holding Ab, Gothenburg	SEK	33	1	-	-	-
Medicon Valley Capital Management AB, Gothenburg	SEK	31	13	3	-	1
LR Kredit A/S, Copenhagen	DKK	31	12,898	9,491	419	102
Danmarks Skibskredit A/S, Copenhagen	DKK	24	59,907	50,421	2,323	907
Aktieselskabet Reinholdt W. Jorck, Copenhagen	DKK	28	703	190	58	33
Dankort A/S, Ballerup	DKK	26	82	8	36	3
Multidata Holding A/S, Ballerup	DKK	44	183	118	398	39
PBS Holding A/S, Ballerup	DKK	26	949	547	1,717	176
PBS International Holding A/S, Ballerup	DKK	26	868	809	376	353
Realkreditnettet Holding A/S, Copenhagen	DKK	25	129	46	-	-
Total			77,186	61,668	5,336	1,665

The information published is extracted from the companies' most recent annual reports.

20 **Intangible assets**

2005	Goodwill	Other	Software developed	Total
Cost at January 1	94	154	274	522
Additions	-	46	415	461
Additions on acquisition of business	5,629	1,643	-	7,272
Disposals	-	-	3	3
Currency translation	31	13	-	44
Cost at December 31	5,754	1,856	686	8,296
Amortisation and impairment at January 1	-	73	2	75
Amortisation during the year	-	514	81	595
Impairment during the year	-	-	3	3
Reversal of amortisation and impairment charges	-	-	3	3
Currency translation	-	-	-	-
Amortisation and impairment at December 31	-	587	83	670
Carrying amount at December 31	5,754	1,269	603	7,626
Amortised over	-	3 years	3 years	

2004	Goodwill	Other	Software developed	Total
Cost at January 1	-	76	-	76
Additions	-	78	272	350
Additions on acquisition of business	94	-	2	96
Disposals	-	-	-	-
Currency translation	-	-	-	-
Cost at December 31	94	154	274	522
Amortisation and impairment at January 1	-	12	-	12
Amortisation during the year	-	61	2	63
Impairment during the year	-	-	-	-
Reversal of amortisation and impairment charges	-	-	-	-
Currency translation	-	-	-	-
Amortisation and impairment at December 31	-	73	2	75
Carrying amount at December 31	94	81	272	447
Amortised over	-	3 years	3 years	

Note	(DKr m)	2005	2004

20 (cont'd) Goodwill is broken down by cash-generating unit (Banking Activities Northern Ireland (Northern Bank), Banking Activities Ireland (National Irish Bank), Banking Activities Norway (Krogsveen), Banking Activities Sweden (Skandia Mäklarna), Danica Pension (Nordenfjeldske Pensionsforsikring and Danica Fondsforsikring) and other smaller business areas). Note 32 describes the acquisition of subsidiary undertakings in 2005.

	Goodwill on acquisition	Required rate of return (%)	Shareholders' equity	Est. avg. growth 1-5 yrs (%)	Est. avg. growth >5 yrs (%)
Northern Bank, Northern Ireland	2,506	13	2,230	9.4	2.5
National Irish Bank, Republic of Ireland	2,937	13	1,514	19.6	3.5
Krogsveen, Norway	133	13	24	2.0	-
Skandia Mäklarna, Sweden	45	13	23	2.0	-
Nordenfjeldske Pensionsforsikring, Norway	56	13	15	-	-
Danica Fondsforsikring, Norway	38	13	22	-	-
Other	8	-	-	-	-

The special debt structure of financial institutions requires the use of a simplified equity model to calculate the recoverable amount. The model is based on approved earnings estimates for the cash-generating units for the next five years and a conservative growth estimate of 0%-3.5% in the terminal period (> 5 years). The derived cash flows are discounted at the Group's average required rate of return before tax.

The impairment testing conducted in 2005 did not indicate that goodwill should be written down to the recoverable amount.

21 **Investment property**

	2005	2004
Fair value at January 1	4,463	4,819
Additions	213	152
Additions on acquisition of business	-	-
Disposals	1,200	555
Fair value adjustment	123	49
Currency translation	-	-
Other changes	27	-2
Fair value at December 31	3,626	4,463

Rent from investment property totalled DKr287m in 2005 (2004: DKr347m). Expenses directly attributable to investment property that generated rent for the Group amounted to DKr50m (2004: DKr88m), whereas expenses directly attributable to investment property that did not generate rent for the Group amounted to DKr3m (2004: DKr2m).

The fair value of investment property is calculated on the basis of a standard operating budget and a return rate fixed for the property in question less expenses for temporary factors. The operating budget factors in a conservative estimate of the market rent that could be earned on currently unoccupied premises and adjustments for existing leases that deviate materially from standard terms and conditions. Repair and maintenance expenses are calculated on the basis of the condition, year of construction, materials, etc. of the property. The return rate is fixed on the basis of the property's location, versatility, and condition, and on the term and credit quality, etc. of the leases of the property in question.

Note (DKr m)

22 **Tangible assets**

2005	Domicile property	Machinery and equipment	Lease assets	Total
Cost at January 1	5,028	2,550	2,859	10,437
Additions	15	339	1,373	1,727
Disposals	478	677	772	1,927
Transferred to Real property for sale	223	-	-	223
Additions on acquisition of business	798	164	-	962
Currency translation	2	11	-	13
Cost at December 31	5,142	2,387	3,460	10,989
Depreciation and impairment at January 1	1,190	1,953	826	3,969
Depreciation during the year	62	307	489	858
Impairment during the year	4	-	-	4
Transferred to Real property for sale	18	-	-	18
Reversal of depreciation and impairment charges	66	620	386	1,072
Currency translation	-	-	-	-
Depreciation and impairment at December 31	1,172	1,640	929	3,741
Carrying amount at December 31	3,970	747	2,531	7,248
Depreciated over	20-50 years	3-10 years	3 years	

At the end of 2005, the fair value of domicile property amounted to DKr4,953m.

2004	Domicile property	Machinery and equipment	Lease assets	Total
Cost at January 1	5,290	2,340	2,594	10,224
Additions	59	354	964	1,377
Disposals	322	148	699	1,169
Additions on acquisition of business	-	-	-	-
Currency translation	1	4	-	5
Cost at December 31	5,028	2,550	2,859	10,437
Depreciation and impairment at January 1	1,189	1,844	757	3,790
Depreciation during the year	41	246	768	1,055
Impairment during the year	23	1	-	24
Reversal of depreciation and impairment charges	63	147	699	909
Currency translation	-	9	-	9
Depreciation and impairment at December 31	1,190	1,953	826	3,969
Carrying amount at December 31	3,838	597	2,033	6,468
Depreciated over	20-50 years	3-10 years	3 years	

At the end of 2004, the fair value of domicile property amounted to DKr4,815m.

In 2004, some domicile property units were written down to their fair value (see note 21).

Notes to the balance sheet

Note	(DKr m)	2005	2004
22	**Operating leases**		
(cont'd)	The Group offers fleet management, truck leasing and real property leasing under operating leases. Operating lease assets are recognised as lease assets in the amount of DKr2,533m and as investment property in the amount of DKr2,272m.		
	Operating lease assets expiring		
	within 1 year	948	753
	in 1 to 5 years	3,134	2,568
	after 5 years	723	884
	Total	4,805	4,205
23	**Other assets**		
	Interest and commissions due	10,245	9,103
	Other amounts due	16,390	5,304
	Pension assets (note 28)	291	218
	Real property for sale	205	-
	Real property taken over under non-performing loans	3	15
	Total	27,134	14,640
24	**Due to credit institutions and central banks**		
	Repo transactions	88,348	67,875
	Other amounts due	388,015	285,494
	Total	476,363	353,369
25	**Deposits**		
	Repo deposits	98,003	52,356
	Other deposits	533,181	435,507
	Total	631,184	487,863

Note

26 **Subordinated debt**

Subordinated debt consists of liabilities in the form of subordinated loan capital and hybrid core capital which, in the event of the Bank's voluntary or compulsory winding-up, will not be repaid until after the claims of ordinary creditors have been met. Subordinated debt is included in the capital base, etc. in accordance with sections 124, 132 and 136 of the Danish Financial Business Act.

	Principal	Interest rate	Issued	Maturity	Redemption price	2005 (DKr m)	2004 (DKr m)
Currency:							
Redeemed loans						-	2,734
JPY	10,000	6.300	1992	14.09.2010	100	537	527
USD	300	var.	1997	04.04.2009	100	1,897	1,640
USD	500	7.400	1997	15.06.2010	100	3,162	2,734
EUR	700	5.750	2001	26.03.2011	100	5,223	5,207
EUR	400	5.875	2002	26.03.2015	100	2,984	2,975
EUR	500	5.125	2002	12.11.2012	100	3,730	3,719
EUR	500	4.250	2003	20.06.2016	100	3,730	3,719
NOK	1,770	var.	2003	25.05.2014	100	1,654	1,597
GBP	350	5.375	2003	29.09.2021	100	3,810	3,673
NOK	500	var.	2003	15.02.2014	100	467	451
SEK	750	var.	2004	22.12.2013	100	596	619
EUR	700	4.100	2005	16.03.2018	100	5,223	-
EUR	500	var.	2005	09.09.2013	100	3,730	-
NOK	535	var.	2005	22.03.2014	100	500	-
Subordinated debt, excluding hybrid core capital						37,243	29,595
Hybrid core capital							
USD	750	5.914	2004	Perpetual	100	4,743	4,101
GBP	150	5.563	2005	Perpetual	100	1,633	-
Total						6,376	4,101
Nominal subordinated debt						43,619	33,696
Discount						-	-6
Hedging of interest rate risk at fair value						1,538	778
Holding of own shares						-1,320	-770
Total						43,837	33,698
The capital base includes						42,329	32,053

Note	(DKr m)	2005	2004
27	**Other liabilities**		
	Sundry creditors	26,000	25,710
	Accrued interest and commissions	16,807	13,603
	Pension obligations (note 28)	2,214	596
	Other staff commitments	1,894	1,460
	Irrevocable loan commitments and guarantees	150	140
	Reserves subject to a reimbursement obligation	449	533
	Other obligations	368	398
	Total	47,882	42,440

	Irrevocable loan commitments, etc.	Reserves subject to a reimbursement obligation	Other obligations
January 1, 2005	140	533	398
New and increased obligations	171	-	222
Reversal of obligations	163	-	15
Spent	-	101	237
Effect of adjustment of discount rate or term	-2	17	-
Value adjustment	4	-	-
December 31, 2005	150	449	368

The Group has issued a number of irrevocable loan commitments, etc. Obligations are recognised if objective evidence of impairment is established in accordance with rules similar to those that apply to impairment of loans.

Reserves in early series subject to a reimbursement obligation relate to mortgage loans under which the borrowers are entitled to reimbursement of the initial contributions on repayment of the loans. The Group's obligation will gradually be reduced to reflect the borrowers' individual repayment profiles. Factors that affect the repayment profiles include changes in interest rates, cash flows, etc.

Other obligations consist primarily of provisions for restructurings and lawsuits.

Note		2005	2004
28	**Pension plans**		
	Contributions to external defined contribution plans	468	356
	Contributions to internal defined contribution plans	399	382
	Contributions to defined benefit plans	175	83
	Total	1,042	821

A significant part of the Group's pension plans are defined contribution plans under which the Group makes contributions to insurance companies, including Danica and others. Such payments are expensed when they are made.

Defined benefit plans are typically funded by contributions made by employers and employees to pension funds that, on behalf of the members, invest the contributions to fund pension obligations. The Group also has unfunded pension plans that are recognised directly on the consolidated balance sheet.

In Denmark, most of the employees have defined contribution plans. Defined benefit plans for employees working in Denmark are funded by contributions to pension funds, the majority of which are governed by the Danish Act on company pension funds. Most of these plans do not accept new members.

In Norway, Sweden, the Republic of Ireland and Northern Ireland, some of the employees have defined contribution plans and others have defined benefit plans. The defined benefit plans are funded in pension funds. In Norway and Northern Ireland, these plans do not accept new members as opposed to defined benefit plans in the Republic of Ireland and Sweden. However, in Sweden the obligation under such plans applies only up to a certain salary level. A small proportion of the defined benefit plans in Norway are unfunded and are therefore recognised on the balance sheet as pension obligations under "Other liabilities". The net pension obligations in Northern Ireland and the Republic of Ireland have been recognised on the balance sheet since the acquisition of the banks at the end of February 2005.

Note	(DKr m)	2005	2004
28 (cont'd)	The Group's defined benefit plans are computed on the basis of external actuarial calculations, and actuarial gains and losses are recognised using the corridor method. The actuarial calculations show an additional liability of DKr534m at December 31, 2005 (2004: DKr112m).		
	The net pension assets and obligations of each pension fund are recognised under "Other assets" and "Other liabilities".		
	Defined benefit plans		
	Present value of unfunded pension obligations	158	161
	Present value of fully or partly funded pension obligations	13,699	3,406
	Fair value of assets under the plans	11,400	3,077
	Actuarial gains/losses not recognised in the net obligation	-534	-112
	Net obligation at December 31	1,923	378
	Net obligation at January 1	378	336
	Expenses incurred during the accounting year	298	100
	Calculated interest expenses	469	107
	Estimated return on assets under the plans	591	125
	Actuarial gains/losses not recognised in the net obligation	-422	-112
	Contributions made to the plans	185	40
	Additions on acquisition of business	1,554	-
	Net obligation at December 31	1,923	378
	Net obligation broken down by balance sheet item		
	Pension assets recognised under Other assets	291	218
	Pension provisions recognised under Other liabilities	2,214	596
	Total	1,923	378
	Actuarial assumptions at December 31		
	Discount rate	3.3-5.1	4.0-5.5
	Return on assets under the plans	3.0-7.4	4.0-7.0
	Inflation rate	2.0-2.8	2.0-2.8
	Salary adjustment rate	2.7-4.3	2.5-4.3
	Pension adjustment rate	2.3-5.0	2.3-5.0

Note	(DKr m)	2005	2004
29	**Deferred tax**		
	Deferred tax assets	506	488
	Deferred tax liabilities	1,711	563
	Deferred tax, net	1,205	75

In addition to the deferred tax provided for on the balance sheet, the Group is liable for deferred tax of DKr28m (2004: DKr16m) for shares in subsidiary undertakings held for less than three years.

Change in deferred tax

2005	At Jan. 1	Exchange rate adjustment	Additions on acquisition of business	Included in profit for the year	Included in shareholders' equity	At Dec. 31
Intangible assets	46	11	443	-24	-	476
Tangible assets	1,527	-	31	220	-	1,778
Securities	-427	-	-4	311	-	-120
Provisions for obligations	-605	-16	-437	80	-	-978
Tax loss carryforwards	-11	-	-	11	-	-
Other	-455	-12	-42	598	-40	49
Total	75	-17	-9	1,196	-40	1,205
of which adjustment of prior-year tax charges				616		
2004						
Intangible assets	-85	-	-	131	-	46
Tangible assets	1,208	13	-	306	-	1,527
Securities	-498	-	-	71	-	-427
Provisions for obligations	-553	-	-	-52	-	-605
Tax loss carryforwards	-74	-	-	63	-	-11
Other	-386	-	-	-69	-	-455
Total	-388	13	-	450	-	75

30 **Contingent liabilities**

The Group offers different types of loan-related financial instruments to accommodate customers' financial requirements. Under such instruments, the Group makes loan offers and provides other credit facilities, guarantees, etc. that do not appear on the balance sheet.

Guarantees, etc.	2005	2004
Financial guarantees	11,276	17,868
Mortgage finance guarantees	3,577	2,755
Registration and remortgaging guarantees	11	3
Other guarantees	66,235	66,289
Total	81,099	86,915

Other liabilities	2005	2004
Irrevocable loan commitments shorter than 1 year	97,102	108,628
Irrevocable loan commitments longer than 1 year	103,715	113,261
Other obligations	1,914	11,136
Total	202,731	233,025

Owing to its size and business volume, the Danske Bank Group is continually a party to various lawsuits. The Group does not expect the outcomes of the cases pending to have any material effect on its financial position.

A limited number of employees are employed under terms which grant them, if they are dismissed before reaching their normal retirement age, an extraordinary severance and/or pension payment in excess of what they would have been entitled to under ordinary terms of employment.

Note	(DKr m)	2005	2004
30	**Operating leases**		
(cont'd)	The Group is the lessee under a number of operating leases. The leases involve primarily leasing of real property and machinery and equipment and are not carried on the balance sheet.		
	Operating leases expiring		
	within 1 year	442	363
	in 1 to 5 years	1,259	924
	after 5 years	1,649	1,014
	Total	3,350	2,301

31 **Assets deposited as security**

At the end of 2005, the Group had deposited securities worth DKr203,007m with Danish and international clearing centres, etc. as security. In 2004, the corresponding amount was DKr133,488m.

In connection with repo transactions, which consist of a sale of securities to be repurchased at a later date, the securities remain on the balance sheet and the amounts received are carried as deposits. Securities in repo transactions are treated as assets provided as security for liabilities. At the end of 2005, the carrying amount of such securities totalled DKr183,038m (2004: DKr121,033m).

At the end of 2005, assets under insurance contracts worth DKr206,494m had been registered as security for policyholders' savings. In 2004, the corresponding amount was DKr187,382m.

Note	(DKr m)

32 Acquisition of subsidiaries

The Danske Bank Group acquired the following businesses in 2005

	Date	Fair value of net assets	Goodwill on acquisition	Total acquisition price	Acquisition costs	Included in net profit for 2005
Northern Bank, Northern Ireland	28.02.05	3,391	2,506	5,897	73	285
National Irish Bank, Republic of Ireland	28.02.05	1,913	2,937	4,850	60	-133
Krogsveen, Norway	30.06.05	8	133	141	-	6
Skandia Mäklarna, Sweden	30.09.05	11	45	56	1	-1
Fondsfinans Aktiv Forvaltning, Norway	31.10.05	12	8	20	-	-

Danske Bank acquired all shares in the companies listed above by payment in cash. The companies were consolidated into the accounts at the time of acquisition. Assuming that the Group had taken over the companies at the beginning of the year, the estimated effects on the profit for the year and total income would have amounted to increases of DKr2m and DKr614m, respectively.

Northern Bank and National Irish Bank conduct retail banking activities. Krogsveen and Skandia Mäklarna carry out real-estate agency business in Norway and Sweden, respectively. Fondsfinans Aktiv Forvaltning ASA is a Norwegian investment manager. Additional information is available in the management's report.

Goodwill represents the value of the expected profitability of the companies acquired which cannot be attributed reliably to individually identifiable assets, including the value of staff, know-how and position in the community as well as expected synergies from the merger with the Danske Bank Group.

Acquisition of subsidiaries

	Northern Bank		National Irish Bank		Other acquisitions	
	Fair value at the time of acquisition	Carrying amount before acquisition	Fair value at the time of acquisition	Carrying amount before acquisition	Fair value at the time of acquisition	Carrying amount before acquisition
Due from credit institutions	8,147	8,147	5,190	5,190	25	24
Investment securities	-	-	3,065	3,041	2	2
Bank loans and advances	35,371	35,232	24,699	24,564	-	-
Intangible assets	1,338	-	305	-	1	1
Tangible assets	498	534	423	428	13	13
Other assets	2,815	2,364	1,364	1,210	53	54
Total assets	48,169	46,277	35,046	34,433	94	94
Due to credit institutions	599	599	13,431	13,409	2	2
Deposits	37,610	37,610	17,651	17,651	-	-
Subordinated debt	1,000	1,000	696	696	-	-
Other liabilities	5,569	3,862	1,355	891	61	61
Total liabilities	44,778	43,071	33,133	32,647	63	63
Net assets acquired	3,391	3,206	1,913	1,786	31	31

The accounting figures were calculated just before the time of acquisition in accordance with the accounting policies of the companies. Deviations in the accounting polices from the IFRS were immaterial. The figures presented were translated into Danish kroner at the exchange rate prevailing at the time of consolidation.

Note	(DKr m)								
33	**Related parties**								
		Parties with significant influence		Associated undertakings		Board of Directors		Executive Board	
		2005	2004	2005	2004	2005	2004	2005	2004
	Loans and loan commitments	11,414	-	621	173	38	34	2	3
	Securities and derivatives	3,474	-	9,410	590	-	-	-	-
	Deposits	2,046	-	63	112	25	10	5	3
	Derivatives	138	-	374	1	-	-	-	-
	Guarantees issued	4,080	-	-	-	-	-	-	-
	Guarantees received	-	-	-	-	-	-	-	-
	Security received	-	-	14	86	11	7	2	2
	Security provided	4	-	-	-	-	-	-	-

Related parties with significant influence are shareholders with holdings exceeding 20% of the share capital of Danske Bank A/S (see list in the management's report). In 2004, no related parties had significant influence. Note 19 shows a list of associated undertakings. The Board of Directors and the Executive Board columns comprise the personal facilities, deposits, etc. of members of the Board of Directors and the Executive Board and their dependents. Notes 5 and 6 specify the remuneration and shareholdings of the management.

Danske Bank A/S acts as the bank of a number of its related parties within the Group. Payment services, trading in securities, etc., investment and placement of surplus liquidity and the provision of short-term and long-term funding are the primary services provided by Danske Bank A/S.

Furthermore, Danica Pension manages the employer pension plans of a number of related parties, and Danske Capital manages the assets of a number of the Group's pension funds.

The above figures do not include debt to related parties in the form of issued notes. Such notes are bearer securities, and the Group does not know the identity of the holders.

Note	(DKr m)	2005	2004

34 **Insurance contracts**

Net premiums are net of reinsurance premiums of DKr71m paid in 2005 (2004: DKr98m). Net insurance benefits are net of reinsurance benefits of DKr305m received in 2005 (2004: DKr255m).

Net insurance benefits	2005	2004
Benefits paid	12,880	11,095
Reinsurers' share received	-108	-93
Claims and bonuses paid	871	793
Change in outstanding claims provisions	720	517
Change in life insurance provisions	11,419	11,481
Change in collective bonus potential	3,765	531
Change in provisions for unit-linked contracts	4,297	2,067
Tax on pension returns	2,952	2,023
Total	36,796	28,414

Net income from insurance business

	2005				2004			
	Insurance contracts	Unit-linked contracts	Investment contracts	Total	Insurance contracts	Unit-linked contracts	Investment contracts	Total
0.5% of technical provisions	856	-	-	856	776	-	-	776
30% of risk, cost, health and accident results	197	-	-	197	150	-	-	150
Total risk allowance	1,053	-	-	1,053	926	-	-	926
Net return on allocated capital	116	-	-	116	125	-	-	125
Profit on unit-linked business	-	116	23	139	-	79	13	92
Profit on health care business, etc.	101	-	-	101	43	-	-	43
70% of health and accident results	-173	-	-	-173	-	-	-	-
Change in shadow account	441	-	-	441	445	-	-	445
Total net income from insurance business	1,538	116	23	1,677	1,539	79	13	1,631
Technical provisions, including unit-linked business	197,901	11,723	4,566	214,190	181,532	7,746	2,981	192,259

35 **Assets under insurance contracts**

	2005	2004
Due from credit institutions	202	236
Financial investment securities (note 36)	190,932	171,012
Holdings in associated undertakings (note 37)	856	239
Investment property (note 38)	14,909	14,499
Other tangible assets (note 39)	14	12
Reinsurers' share of provisions (note 41)	2,029	1,832
Other assets	3,294	3,880
Total assets before eliminations	212,236	191,710
Own bonds	22,626	27,241
Own shares	588	367
Other intra-group balances	680	897
Total	188,342	163,205

Goodwill on insurance business acquired was recognised as "Intangible assets" in the amount of DKr98m at the end of 2005 (2004: DKr94m).

Note	(DKr m)	2005	2004
36	**Financial investment securities**		
	Listed bonds	131,004	129,932
	Listed shares	22,996	14,052
	Unlisted shares	1,825	1,532
	Unit trust certificates	28,186	21,638
	Other securities	6,921	3,858
	Total	190,932	171,012
37	**Holdings in associated undertakings**		
	Cost at January 1	102	102
	Additions	503	-
	Disposals	-	-
	Currency translation	-	-
	Cost at December 31	605	102
	Revaluations and write-downs at January 1	137	81
	Share of profit	114	56
	Share of adjustments recognised directly in shareholders' equity	-	-
	Dividends	-	-
	Write-downs	-	-
	Reversal of revaluations and write-downs	-	-
	Currency translation	-	-
	Revaluations and write-downs at December 31	251	137
	Carrying amount at December 31	856	239
	Goodwill recognised	-	-

Holdings in associated undertakings

	Shareholding (%)	Total assets	Total liabilities	Income	Net profit
Ejendomsselskabet af Januar 2002 A/S, Copenhagen	50	1,069	463	31	131
Dantop Ejendomme ApS, Copenhagen	50	307	82	6	25
DNP Komplementarselskab ApS, Copenhagen	50	-	-	-	-
DNP Ejendomme P/S, Copenhagen	50	881	14	38	64
Hovedbanegårdens Komplementarselskab ApS, Copenhagen	50	-	-	-	-
Majorgården A/S, Copenhagen	25	3	2	16	-
Privathospitalet Hamlet af 1994 A/S, Frederiksberg	28	46	20	124	2

The information published is extracted from the companies' most recent annual reports.

Note	(DKr m)	2005	2004
38	**Investment property**		
	Fair value at January 1	14,499	14,508
	Additions	247	186
	Disposals	427	408
	Fair value adjustment	590	213
	Currency translation	-	-
	Fair value at December 31	14,909	14,499

Rent from investment property amounted to DKr1,041m in 2005 (2004: DKr1,036m). Expenses directly attributable to investment property generating rent for the Group amounted to DKr218m (2004: DKr212m).

Note	(DKr m)	2005	2004
39	**Other tangible assets**		
		Machinery and equipment	Machinery and equipment
	Cost at January 1	53	48
	Additions	11	8
	Disposals	6	4
	Additions on acquisition of business	-	1
	Currency translation	-	-
	Cost at December 31	58	53
	Depreciation and impairment at January 1	41	38
	Depreciation during the year	8	6
	Impairment during the year	-	-
	Reversal of depreciation and impairment	5	3
	Currency translation	-	-
	Depreciation and impairment at December 31	44	41
	Carrying amount at December 31	14	12
	Depreciated over	3-10 years	3-10 years
40	**Liabilities under insurance contracts**		
	Life insurance provisions	179,353	167,793
	Provisions for unit-linked contracts	11,723	7,746
	Collective bonus potential	11,372	7,610
	Other technical provisions	7,176	6,129
	Total provisions for insurance contracts (note 41)	209,624	189,278
	Other liabilities	2,710	2,315
	Intra-group balances	-500	-444
	Total	211,834	191,149

Note		Provisions		Reinsurers' share	
41	**Changes in technical provisions and reinsurers' share of technical provisions**	2005	2004	2005	2004
	Balance at January 1	189,278	172,172	1,832	1,659
	Additions on acquisition of business	-	2,197	-	9
	Net premiums	14,067	12,648	72	98
	Benefits paid	-12,880	-11,095	-109	-93
	Added interest on policyholders' savings	8,930	7,449	-	-
	Market value adjustment	6,315	5,482	-	-
	Present value of future administrative result of unit-linked business	-212	-132	-	-
	Currency translation	-6	25	-	-
	Change in collective bonus potential	3,765	531	-	-
	Other changes	367	1	234	159
	Balance at December 31	209,624	189,278	2,029	1,832

Note	(DKr m)

42 **Fair value of financial instruments**

Financial instruments are carried on the balance sheet at their fair value or at amortised cost. The interest rate risk on certain financial instruments measured at amortised cost is hedged by derivatives (see note 16). These hedging derivatives are recognised in accordance with the provisions governing fair value hedge accounting, i.e. at amortised cost less the fair value of the hedged interest rate risk. The table below shows the fair value of all financial instruments and the carrying amount on the balance sheet.

The fair value is the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties. If an active market exists, the market price is applied. If an active market does not exist, which is the case for a number of financial assets and liabilities, generally accepted estimation and valuation techniques based on market conditions at the balance sheet date are used instead, including the discounted cash flow method.

Generally, the Group applies valuation techniques to OTC derivatives, unlisted trading portfolio assets and liabilities as well as unlisted financial investment securities. The most frequently used valuation and estimation techniques include the pricing of transactions with future settlement, swap models that apply present value calculations, credit pricing models and options models, such as Black & Scholes formulas.

The fair value approximation of financial instruments with variable interest rates is amortised cost less impairment losses. This means that the fair value does not necessarily reflect changes in credit quality.

Most of the Group's financial assets and liabilities measured at fair value are recognised on the basis of publicly quoted prices or market conditions on the balance sheet date. For a description of the recognition of mortgage loans at fair value please see note 14. Financial investment securities (see note 17) include unlisted shares measured at fair value using the valuation guidelines of EVCA (the European Private Equity & Venture Capital Association). These guidelines are based on the estimated fair value of unlisted shares, which is calculated as the price at which an asset could be exchanged between knowledgeable, willing parties.

	Carrying amount 2005	Fair value 2005	Carrying amount 2004	Fair value 2004
Financial assets				
Cash in hand and demand deposits with central banks	13,881	13,881	7,741	7,741
Due from credit institutions and central banks	274,918	274,918	230,690	230,690
Trading portfolio assets	444,521	444,521	422,547	422,547
Financial investment securities	28,712	28,696	31,505	31,505
Bank loans and advances	829,603	829,603	615,238	615,238
Mortgage loans	569,092	569,092	524,428	524,428
Assets under pooled schemes and unit-linked investment contracts	35,676	35,676	29,207	29,207
Assets under insurance contracts	188,342	188,342	163,205	163,205
Total	2,384,745	2,384,729	2,024,561	2,024,561
Financial liabilities				
Due to credit institutions and central banks	476,363	476,363	353,369	353,369
Deposits	631,184	631,184	487,863	487,863
Trading portfolio liabilities	212,042	212,042	215,807	215,807
Issued mortgage bonds	438,675	438,675	432,399	432,399
Deposits under pooled schemes and unit-linked investment contracts	42,287	42,287	35,944	35,944
Liabilities under insurance contracts	211,834	211,834	191,149	191,149
Other issued bonds	251,099	254,677	190,255	197,470
Subordinated debt	43,837	46,107	33,698	35,461
Total	2,307,321	2,313,169	1,940,484	1,949,462

Risk exposure

The Danske Bank Group is exposed to a number of risks, which it manages at different levels.

The main categories of risk are

- *Credit risk: The risk of losses because counterparties fail to meet all or part of their obligations towards the Group.*
- Market risk: The risk of losses because the market value of the Group's assets and liabilities will vary with changes in market conditions.
- Operational risk: The risk of losses owing to deficient or erroneous internal procedures, human or system errors, or external events.
- Business risk: The risk of losses emanating from changes in external circumstances or events that harm the Group's image or earnings.
- Liquidity risk: The risk of losses because the Group's normal liquidity reserves are not sufficient to meet its obligations.
- Insurance risk: The risk of losses due to modest returns on customers' investment securities and actuarial assumptions that do not hold true.

The Annual Report for 2005 contains quantitative information about the Group's credit, market, liquidity and insurance risks. Additional information about risk management at the Danske Bank Group is available at the Group's Web site www.danskebank.com/ir.

The Web site describes the distribution of risk management responsibilities within the Group and provides information about the types of risk not measured in the Annual Report.

Danica Pension is a wholly-owned subsidiary of Danske Bank. In accordance with Danish law and the executive order on the contribution principle, Danica Pension has notified the Danish Financial Supervisory Authority of its consolidation policy. The contribution principle and the consolidation policy mean that policyholders both receive the return on allocated assets and take on the associated risk. Assets are allocated to the policyholders to ensure customers' guaranteed benefits. Market risk, etc. on assets and liabilities allocated to policyholders are therefore not consolidated in the tables below. Financial risk, etc. as an element of insurance risk are described in the section on insurance risks.

(DKr m)	2005	2004

Credit risk

The Danske Bank Group values long-term customer relationships. To maintain such relationships, the Group must always be able to offer competitive financial solutions. On the other hand, it must also identify any adverse developments in customers' financial conditions early enough to take the actions necessary to avoid future losses in a dialogue with the customer. Consequently, the Group makes detailed assessments of the individual customers and their financial positions when extending and monitoring credits.

The credit exposure is calculated on the basis of selected items on and off the balance sheet.

Total credit exposure	2005	2004
Balance sheet items		
Demand deposits with central banks	5,589	4,194
Due from credit institutions and central banks	274,918	230,690
Bank loans and advances	829,603	615,238
Mortgage loans	569,092	524,428
Off-balance sheet items		
Guarantees	81,099	86,915
Loan commitments < 1 year	97,102	108,628
Loan commitments > 1 year	103,715	113,261
Total	1,961,118	1,683,354

Trading activities	2005	2004
Trading portfolio assets	444,521	422,547
Financial investment securities	28,712	31,505
Total	473,233	454,052

Credit exposure includes items with credit risk that form part of the core banking operations. Trading activities include items with credit risk that form part of the Group's trading-related activities.

Trading activities	2005	2004
Bonds	318,983	287,210
Shares	5,362	3,426
Derivatives with positive market value	148,888	163,416
Total	473,233	454,052

	2005			2004		
Bonds	Investment grade	Non-investment grade	Total	Investment grade	Non-investment grade	Total
Bonds issued by governments	105,237	23	105,260	182,084	-	182,084
Bonds issued by mortgage credit institutions	181,049	484	181,533	56,724	-	56,724
Other bonds	31,642	548	32,190	46,583	1,819	48,402
Total	317,928	1,055	318,983	285,391	1,819	287,210

Bonds in the portfolio are issued by issuers resident in Denmark (55%), other European countries (42%) and the rest of the world (3%).

(DKr m)

Derivatives with positive market value	2005		2004	
	Before netting	After netting	Before netting	After netting
Retail customers	157	143	607	134
Rental housing companies, etc.	88	77	472	104
Government	1,157	765	26,083	5,752
Credit institutions	117,774	18,988	104,960	23,146
Financials	20,787	7,781	12,176	2,685
Energy	1,096	1,003	1,329	293
Materials	1,412	854	2,766	610
Industrials	2,924	2,250	7,473	1,648
Consumer discretionary and consumer staples	1,365	962	5,061	1,116
Health care	540	465	367	81
IT	610	418	159	35
Telecommunications	38	-	789	174
Utilities	940	714	1,174	259
Total	148,888	34,420	163,416	36,037

Credit exposure

The "Industry breakdown" table shows the Group's total credit exposure broken down by industry using an adjusted Global Industry Classification Standard (GICS).

Industry breakdown	2005	2004
Retail customers	615,312	514,058
Rental housing companies, etc.	136,205	122,019
Government	44,159	36,497
Credit institutions	333,147	301,058
Financials	423,807	349,832
Energy	6,592	7,448
Materials	37,100	30,913
Industrials	126,589	109,617
Consumer discretionary and consumer staples	187,074	159,268
Health care	19,395	16,142
IT	9,808	7,362
Telecommunications	7,956	10,054
Utilities	13,974	19,086
Total	1,961,118	1,683,354

[DKr m]

Exposure broken down by geographical area	2005				2004			
	Financial customers	Non-financial customers	Total	%	Financial	Non-financial customers	Total	%
European Union	572,776	1,094,511	1,667,287	85.0	483,116	937,869	1,420,985	84.4
including: Denmark	167,997	843,069	1,011,066	51.6	142,899	770,039	912,938	54.2
Sweden	76,198	111,879	188,077	9.6	72,655	85,686	158,341	9.4
Republic of Ireland	11,871	26,774	38,645	2.0	10,510	2,514	13,024	0.8
UK	250,195	70,958	321,153	16.4	198,774	43,155	241,929	14.4
Germany	13,904	12,823	26,727	1.4	28,482	13,081	41,563	2.5
Eastern Europe	651	360	1,011	0.1	428	54	482	0.0
Rest of Europe	60,092	89,237	149,329	7.6	36,538	70,736	107,274	6.4
including: Norway	52,514	84,777	137,291	7.0	30,223	66,743	96,966	5.8
North America	115,569	16,475	132,044	6.8	122,210	20,671	142,881	8.5
Central and South America	715	1,512	2,227	0.1	340	1,204	1,544	0.1
Africa	220	163	383	0.0	239	154	393	0.0
Asia	6,840	1,567	8,407	0.4	7,952	1,452	9,404	0.6
Pacific Ocean	91	339	430	0.0	67	324	391	0.0
Total	756,954	1,204,164	1,961,118	100.0	650,890	1,032,464	1,683,354	100.0

Credit exposure is broken down by customers' country of residence.

Financial customers are credit institutions and other financial services providers that are not under supervision by local authorities.

Concentration ratios

Under section 145 of the Danish Financial Business Act, facilities with a single customer or a group of mutually related customers, excluding particularly secure claims, may not exceed 25% of the capital base. Moreover, the sum of facilities which each exceeds 10% of the capital base, excluding particularly secure claims, may not exceed 800% of the capital base. In 2004 and 2005, the Group did not have facilities that exceeded these limits.

The Group's portfolio of credit facilities may be divided into three overall categories: loans to Danish residents, mortgage loans and loans to financial customers. These concentrations are the result of the Group's business strategy.

The concentration ratios of credit exposures to specific industries are not particularly high; the highest concentration ratio of exposure to a single industry is 2.2% of the total credit exposure.

Security

The Group applies the various instruments available to reduce the risk on individual transactions, including security in the form of physical assets, netting agreements and guarantees.

Agreements to reduce risk are established if it is customary in the market to provide security, for example in the mortgage finance market, or if the customer has otherwise agreed to provide security.

The Group assesses the value of the security provided on an ongoing basis. When calculating counterparty risk, the Group determines the value of the security provided as the price it would be likely to bring at a forced sale, i.e. market value less deductions reflecting that the asset may be sold in a restricted market place and selling costs.

Credit facilities are usually secured on securities and real property. Securities and mortgages account for most of the total security provided, which amounts to DKr1,332m.

(DKr m)

Credit exposure by rating category

		2005			2004		
Rating category	Average PD	Financial customers	Non-financial customers	Total	Financial customers	Non-financial customers	Total
1	0.01	107,266	25,654	132,920	96,077	4,315	100,392
2	0.04	255,758	44,740	300,498	225,088	43,973	269,061
3	0.07	122,812	316,086	438,898	108,413	250,040	358,453
4	0.13	97,569	416,109	513,678	124,365	408,440	532,805
5	0.23	104,546	135,863	240,409	61,479	110,912	172,391
6	0.41	54,048	139,378	193,426	28,666	143,148	171,814
7	1.38	11,117	95,834	106,951	3,711	54,517	58,228
8	6.27	3,105	25,392	28,497	2,642	11,931	14,573
9	20.00	579	3,118	3,697	141	1,966	2,107
10	100.00	154	1,990	2,144	308	3,222	3,530
Total	-	756,954	1,204,164	1,961,118	650,890	1,032,464	1,683,354

The Group regularly reviews the ability of its rating and credit score systems to grade customers by risk and to predict defaults. Average probability of default (PD) expresses the probability of default within each rating category. Rating categories 1 to 4 correspond largely to the investment-grade level of external rating agencies.

Furthermore, the Group monitors exposures to identify signs of weakness in customer earnings or liquidity as early as possible. Formalised monitoring procedures have been established for large and medium-sized businesses, which are assigned internal ratings that are reviewed regularly. The ratings reflect the prospects of individual businesses and industries as well as the overall economic outlook.

The rating procedure is designed to ensure that the rating assigned to a customer is unbiased.

The Group assigns credit scores to customers that are not rated. Customer advisers consult scorecards during ongoing customer service, for instance when extending loans and setting prices. A credit score is a statistical calculation of the risk of loss on an exposure based on well-defined types of information about the customer's financial position.

Credit exposure broken down by rating category and unsecured share of exposure

	2005							2004	
		Unsecured share of exposure (%)							
Rating category	Credit exposure	0-10	10-25	25-50	50-75	75-100	Avg. unsecured share of exposure	Credit exposure	Avg. unsecured share of exposure
1	132,920	65,174	85	143	10	67,508	55.4	100,392	64.3
2	300,499	213,554	28,841	33,212	12,851	12,041	18.7	269,061	46.8
3	438,916	244,368	54,965	43,926	21,499	74,158	26.6	358,455	11.2
4	513,609	359,872	19,155	15,222	6,911	112,449	24.9	532,803	24.9
5	240,488	122,791	14,017	23,115	7,597	72,968	39.2	172,391	42.6
6	193,434	81,960	10,125	15,240	9,325	76,784	46.9	171,814	27.1
7	106,922	42,802	8,309	11,349	4,224	40,238	44.6	58,228	30.1
8	28,489	6,897	1,743	4,339	2,016	13,494	72.1	14,573	38.9
9	3,697	1,460	197	459	68	1,513	31.5	2,107	47.6
10	2,144	406	116	249	68	1,305	31.2	3,530	77.1
Total	1,961,118	1,139,284	137,553	147,254	64,569	472,458	32.1	1,683,354	30.4

(DKr m)

Allowance account broken down by industry
The allowance account includes all impairment charges for "Bank loans and advances", "Mortgage loans", "Due from credit institutions and central banks" and provisions for losses on "Guarantees".

2005	Credit exposure	Individual impairment	Collective impairment	Total
Retail customers	615,312	457	101	558
Rental housing companies, etc.	136,205	16	2	18
Government	44,159	116	-	116
Credit institutions	333,147	9	-	9
Financials	423,807	693	128	821
Energy	6,592	1	-	1
Materials	37,100	134	22	156
Industrials	126,589	1,418	187	1,605
Consumer discretionary and consumer staples	187,074	1,175	394	1,569
Health care	19,395	6	12	18
IT	9,808	155	18	173
Telecommunications	7,956	5	1	6
Utilities	13,974	-	-	-
Total	1,961,118	4,185	865	5,050

Allowance account broken down by type of impairment

2005	Individual impairment	Collective impairment	Total
At January 1	5,464	1,152	6,616
Impairment charges, etc.	2,850	273	3,123
Reversal of impairment charges	4,288	562	4,850
Other items	159	2	161
At December 31	4,185	865	5,050

2005	Exposure before impairment	Impairment
Bankruptcy	698	521
Suspension of payments	111	95
Rescheduling of debt started/approved	22	17
Negotiations for composition started/in progress	55	43
Facility terminated	74	59
Other	5,639	3,450
Total	6,599	4,185

Other reasons for individual impairment include the customer's significant financial difficulty or the customer's breach of contract, such as default or delinquency in interest or principal payments.

In 2005, interest income from impaired financial assets amounted to DKr409m.

Past due loans, etc.
The Group does not apply a 90-day past due period as a specific default criterion. Before the end of the 90-day period, the Group will have entered into dialogue with the customer in question about the future repayment of the loan and an assessment of the impairment loss.

	2005
Past due for 3 months or less	239
Past due for 3 to 6 months	25
Past due for 6 to 12 months	28
Past due for more than 1 year	18
Total	310

(DKr m)	2005	2004

Market risk

The Group's interest rate, currency and equity exposures are subject to market risk. Market risk depends on general and specific changes in market conditions.

The Group uses both conventional risk measures and sophisticated internal mathematical and statistical measures, such as Value-at-Risk, to manage its market risk. Value-at-Risk is a statistical measure of the maximum loss that the Group may incur on its portfolios over a certain period of time at a certain confidence level. The Group regularly checks that its internal models are sufficiently reliable.

Market risk consists of three elements:

- Interest rate risk generally expresses the expected capital loss on interest rate exposures that the Group would incur as a result of an increase in interest rates of one percentage point.
- Exchange rate risk is the risk of losses because of changes in exchange rates.
- Equity market risk is the risk of losses because of changes in equity prices.

The table below shows the market risk of the Danske Bank Group at the end of 2005 calculated on the basis of conventional risk measures.

Market risk		
Interest rate risk	508	812
Listed shares	1,173	502
Unlisted shares	3,381	3,579
Foreign exchange indicator 2	5	14

Holdings of listed shares at the end of 2005 exceeded the portfolio of listed shares held at the end of 2004. The average holding of unlisted shares matched the level recorded in 2004.

The exchange rate risk, which is measured on the basis of Danish kroner, was modest throughout 2005. At the end of the year, the risk was DKr5m using foreign exchange indicator 2 of the Danish Financial Supervisory Authority.

The breakdown of interest rate risk by maturity shown below is calculated at year-end on the basis of a change in interest rates of one percentage point.

2005	< 1 year	1-3 years	3-7 years	7-11 years	> 11 years
Interest rate risk	28	351	-113	-113	355

At the end of 2005, the Group's value at risk amounted to DKr203m (2004: DKr130m). The amount is the maximum amount that the Group with a probability of 99% would lose, assuming that the exposure was maintained for 10 days. The Group's value at risk remained modest throughout 2005.

10-day 99% confidence interval	2005 Avg. VaR	2005 Minimum VaR	2005 Maximum VaR	2005 December 31	2004 Avg. VaR	2004 Minimum VaR	2004 Maximum VaR	2004 December 31
By risk category								
Interest rate	121	76	218	132	139	50	321	103
Exchange rate	15	10	15	7	31	11	43	15
Equity market	134	85	162	135	119	88	206	87
Diversification gain	-91	-65	-103	-71	-105	-51	-169	-75
Total VaR	179	106	292	203	184	98	401	130

Back testing and stress testing

The Group conducts back testing on a daily basis to document that internal models used to measure market risk are sufficiently reliable. Back testing compares the loss calculated by the model with the actual loss incurred and a hypothetical loss assuming unchanged exposure and fluctuating market prices.

The Group conducts stress tests and scenario analyses to measure its risk of loss under unusual market conditions.

Stress tests based on worst-case scenarios usually involve a combination of historical events, whereas ad hoc scenarios may reflect current or future events.

(DKr m)

Liquidity risk

Liquidity risk is defined as the risk of losses because

- funding costs increase more than expected
- lack of funding prevents the Bank from establishing new business
- lack of funding will ultimately prevent the Bank from meeting its obligations

Liquidity management at Danske Bank is based on monitoring and managing operational and structural liquidity risks in various scenarios.

The operational liquidity risk of Danske Bank is controlled by limits approved by the management. These limits require that the Bank's short-term liquidity be positive. Liquidity is determined on the basis of known future receipts and payments under transactions already entered into.

The management of operational liquidity risk aims primarily at ensuring that the Bank always has a liquidity buffer that is able, in the short term, to absorb the net effects of transactions made and expected changes in liquidity.

The table below breaks down the financial liabilities of the Group by contractual due date.

Financial liabilities

2005	0-3 months	3-12 months	1-5 years	> 5 years	Total
Due to credit institutions and central banks	424,358	31,710	16,946	3,349	476,363
Deposits	608,030	11,975	3,832	7,347	631,184
Trading portfolio liabilities	116,474	18,130	38,898	38,540	212,042
Issued mortgage bonds	79,359	113,169	137,000	109,147	438,675
Other liabilities	124,371	37,064	79,449	10,215	251,099
Funding need	-	-	-	-	-
Subordinated debt	-	-	5,596	38,241	43,837
Total	1,352,592	212,048	281,721	206,839	2,053,200
2004					
Due to credit institutions and central banks	324,380	27,487	1,488	14	353,369
Deposits	466,810	6,057	4,493	10,503	487,863
Trading portfolio liabilities	118,802	18,833	43,216	34,956	215,807
Issued mortgage bonds	62,988	73,577	166,678	129,156	432,399
Other liabilities	134,573	29,770	24,973	939	190,255
Funding need	-	-	-	-	-
Subordinated debt	-	1,094	3,807	28,797	33,698
Total	1,107,553	156,818	244,655	204,365	1,713,391

The Group manages its structural liquidity risk on the basis of a set of targets to minimise the long-term liquidity mismatch and to ensure that it does not create an unnecessarily large need for funding in the future. The Group uses gap analyses to manage the structural liquidity risk. This type of analysis is based on a breakdown of assets, liabilities and off-balance sheet items by maturity on the basis of the contractual due dates of the individual products. When calculating structural liquidity risk, the Group takes into account that some balance sheet items in fact have maturities that deviate materially from the contractual due dates.

Net liquidity of the banking business broken down by maturity

2005	< 1 month	1-3 months	3-12 months	1-5 years	5-10 years	>10 years
December 31 (DKr bn)	73	9	8	50	102	62

Insurance risk
The Group's overall insurance risk consists of financial risk (market risk and credit risk) and actual insurance risks.

The financial risk is related to risk that, in the event of modest returns on customers' investment securities, the collective bonus potential and the bonus potential of paid-up policies are insufficient to cover customers' guaranteed benefits.

The most important factor as regards conventional life insurance products is the relation between investment securities and life insurance obligations. If returns on customers' investment securities are inadequate to cover the customers' guaranteed return, the necessary strengthening of life insurance liabilities, etc., the deficit is covered first by the collective bonus potential and then by the bonus potential of paid-up policies. If these bonus potentials are insufficient to cover the remaining deficit, funds are allocated from shareholders' equity.

To ensure correspondence between the return on customers' investment securities and the customers' guaranteed benefits, the Group monitors the financial risk and has set limits for maximum market and interest rate risks. Stress tests are conducted regularly to ensure that Danica is able to withstand a fall in equity prices of 30%, a decline of 50% or an increase of 2.5 percentage points in interest rates.

The credit risk of Danica's bond portfolio is modest since the portfolio consists primarily of government and mortgage bonds rated AAA by the international rating agencies. Individual risks are limited, and security has been provided for the value of derivatives hedging interest rate risk.

Liquidity risk is also modest. A large part of the bond portfolio consists of ultra-liquid listed bonds and liquid foreign equities.

Insurance risks are linked to trends in mortality, disability, critical illness, etc. For example, the increase in life expectancy affects the time during which benefits are payable under certain pension plans, whereas the trends in mortality, sickness and recoveries affect life insurance and disability benefits.

The various risk elements are subject to ongoing actuarial assessment for the purpose of calculating insurance obligations and making relevant business adjustments. To reduce insurance costs, a small portion of the risks related to mortality and disability is covered by reinsurance arrangements. Furthermore, Danica has hedged the risk of disasters, etc.

Insurance obligations are calculated according to their duration. Life insurance obligations thus factor in expected future mortality, whereas disability insurance is based on estimates of recoveries and of reopenings of old claims. Estimates are based on Danica's portfolio of insurance contracts. Moreover, Danica calculates the effect changes in assumptions have on its obligations.

The table below shows the effect of a separate change in interest rates, equity prices, real property prices or actuarial assumptions on Danica's profit and the collective bonus potential. If the bonus potential is inadequate to cover the policyholders' share of the effect, the remaining deficit will be covered by funds allocated from the profit for the year.

Sensitivity indicators, Danica 2005 Event (DKr bn)	Minimum effect on capital base	Maximum effect on collective bonus potential	Maximum effect on bonus potential of paid-up policies
Increase in interest rates of 0.7 of a percentage point	-0.1	-2.0	3.2
Decline in interest rates of 0.7 of a percentage point	0.1	2.4	-3.1
Decline in equity prices of 12%	-	-3.1	-
Decline in real property prices of 8%	-0.1	-1.0	-
Change in foreign exchange rates with a 0.5% 10-day probability	-	-0.3	-
Loss on counterparties of 8%	-0.1	-1.1	-
Fall in mortality of 10%	-	-1.6	-0.1
Increase in mortality of 10%	-	1.4	0.1
Increase in disability of 10%	-	-0.3	-

The life insurance provisions include provisions for an increase in life expectancy of just over two years compared with the assumptions made at the time the contracts were taken out.

Group holdings and undertakings

		Share capital (thousands)	Net profit (DKr m)	Shareholders' equity (DKr m)	Share capital (%)
Danske Bank A/S, Copenhagen	DKK	6,383,043	12,346	75,059	100
Credit institutions					
Realkredit Danmark A/S, Copenhagen	DKK	630,000	2,393	30,831	100
home a/s, Copenhagen	DKK	15,000	-	-	100
Omegadane SARL, Paris	EUR	8	-	-	100
DDB Invest Limited, London	GBP	9,310	-5	97	100
Northern Bank Limited, Belfast	GBP	88,000	285	2,579	100
The company has 14 subsidiaries					
National Irish Bank Limited, Dublin	EUR	78,435	-133	2,330	100
The company has 7 subsidiaries					
DDB Fokus Invest AS, Trondheim	NOK	1,650,000	439	6,012	100
Fokus Bank ASA, Trondheim	NOK	1,849,567	-	-	100
The company has 3 subsidiaries					
Danske Bank International S.A., Luxembourg	EUR	90,625	45	1,083	100
The company has 2 subsidiaries					
Danske Bank Polska S.A., Warsaw	PLN	42,225	50	480	100
DDB Invest AB, Linköping	SEK	100,000	24	814	100
The company has 5 subsidiaries					
Insurance operations					
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999, Copenhagen	DKK	1,000,000	1,486	15,883	100
Danica Pension, Livsforsikringsaktieselskab, Copenhagen					
The company has 6 subsidiaries					
Nordenfjeldske Personforsikring AS, Trondheim					
Danica Fondsforsikring AS, Trondheim					
Investment operations, etc.					
Danske Markets Inc., Delaware	USD	2,000	-2	24	100
Nordania Finans A/S, Birkerød	DKK	10,000	124	697	100
Danske Corporation, Delaware	USD	4	-	1	100
Danske Private Equity A/S, Copenhagen	DKK	5,000	20	52	100
Danske Capital Finland Oy, Helsinki	EUR	1,000	32	61	100
The company has 1 subsidiary					
KHB VI A/S, Copenhagen	DKK	111,700	10	195	100
Medicon Valley Capital I K/S, Copenhagen	SEK	132,231	-12	72	74
Medicon Valley Capital II K/S, Copenhagen	SEK	26,654	-3	27	99
Ejendomsaktieselskabet Virum-Vang, Copenhagen	DKK	2,000	14	159	100
The company has 1 subsidiary					
A/S Conair in the process of being wound up, Copenhagen	DKK	20,000	-4	3	52
Five companies have no activities	DKK	2,500	-	4	100
Other operations					
Polonius Inc., London	USD	25	-	-	-
Polonius Ltd., London	USD	1	17	29	-

Other operations include operations that are consolidated in the accounts because the Group controls these operations through management agreements.

Transition to IFRS

(DKr m)

The Group's transition to IFRS as adopted by the EU took effect on January 1, 2005, and comparative figures have been restated accordingly with effect from January 1, 2004. The effect of the transition to IFRS was described in the Annual Report for 2004, except for the reclassification of a few items on the balance sheet and the change of method for impairment of loans and advances, which is described in the accounting policies. An updated version of the IFRS White paper is available at www.danskebank.com/ir under the IFRS menu item. The IFRS White paper describes in detail the changes in valuation and presentation of the income statement and the balance sheet.

The consolidated cash flows have not changed as a result of the transition to IFRS. In some respects, the cash flow statement is more detailed than was previously the case, and the IFRS definition of cash in hand and demand deposits does not include certain securities as did the cash flow statement under the pre-IFRS practice.

The table below shows the effect of the transition to IFRS on shareholders' equity and the net profit for 2004.

Effect of IFRS on shareholders' equity and net profit for the year

	Shareholders' equity at January 1, 2004	Net profit for 2004	Shareholders' equity at December 31, 2004
2004 practice	60,253	10,558	60,806
Dividends	4,403	-	5,010
Adjusted 2004 practice	64,656	10,558	65,816
Impairment write-downs of loans and advances	5,451	-797	4,654
Origination fees	-415	-34	-449
Staff commitments	-398	3	-395
Pension commitments	-213	-90	-303
Elimination of own shares	-1,241	-387	-1,762
Share-based payment	133	115	296
Properties	470	-234	248
Leasehold improvements	175	-47	128
Reserves subject to a reimbursement obligation	146	-63	83
Outstanding claims provisions, insurance contracts	-27	-3	-30
Unit-linked schemes	-24	-18	-42
Hedge accounting, operating leases	-140	-35	-175
Foreign currency translation	-	32	-
Minority interests	256	28	267
Deferred tax	-231	-66	-297
Other tax effects	-1,324	355	-1,044
Total effect of transition to IFRS	2,618	-1,241	1,179
IFRS practice	67,274	9,317	66,995
Change of method for impairment of loans and advances in accordance with accounting policies	-	-	-22
Adjusted IFRS practice	67,274	9,317	66,973

(DKr m)

Effect of IFRS on income statement for 2004	2004 practice	Changes	IFRS practice	
Interest income	67,639	1,027	68,666	Interest income
Interest expense	-48,752	5,924	-42,828	Interest expense
Net interest income	18,887	6,951	25,838	Net interest income
Dividends from shares	319	-319	-	-
Fee and commission income	7,881	-285	7,596	Fee income
Fees and commissions paid	-1,483	-328	-1,811	Fee expenses
Securities and foreign exchange income	-437	9,747	9,310	Net trading income
Other operating income	1,785	1,468	3,253	Other income
-	-	13,617	13,617	Net premiums
-	-	-28,414	-28,414	Net insurance benefits
Income from associated and subsidiary undertakings	2,321	-1,910	411	Income from associated undertakings
-	-	349	349	Profit on sale of associated and subsidiary undertakings
Staff costs and administrative expenses	-14,184	-834	-15,018	Staff costs and administrative expenses
Amortisation, depreciation and write-downs	-529	-808	-1,337	Amortisation and depreciation
Other operating expenses	-13	13	-	-
Provisions for bad and doubtful debts	18	-777	-759	Credit loss expenses
Tax	-4,007	289	-3,718	Tax
Net profit for the year	10,558	-1,241	9,317	Net profit for the year
Portion attributable to minority interests	-	28	28	Portion attributable to minority interests

(DKr m)

Effect of IFRS on balance sheet at December 31, 2004

	2004 practice	Changes	IFRS practice	
Cash in hand and demand deposits with central banks	7,741	-	7,741	Cash in hand and demand deposits with central banks
Due from credit institutions and central banks	230,440	250	230,690	Due from credit institutions and central banks
Shares, etc.	501,227	-78,680	422,547	Trading portfolio assets
Bonds	13,027	18,478	31,505	Financial investment securities
Loans and advances	1,120,046	-504,808	615,238	Bank loans and advances
-	-	524,428	524,428	Mortgage loans
-	-	29,207	29,207	Assets under pooled schemes and unit-linked investment contracts
-	-	163,205	163,205	Assets under insurance contracts
Holdings in associated undertakings	1,350	-42	1,308	Holdings in associated undertakings
Holdings in subsidiary undertakings	14,737	-14,737	-	-
Intangible assets	351	96	447	Intangible assets
-	-	4,463	4,463	Investment property
Tangible assets	5,308	1,160	6,468	Tangible assets
Own shares	1,396	-1,264	132	Current tax assets
-	-	488	488	Deferred tax assets
Other assets	181,694	-167,054	14,640	Other assets
Prepayments	1,180	-1,180	-	-
Total assets	2,078,497	-25,990	2,052,507	Total assets
Due to credit institutions and central banks	353,369	-	353,369	Due to credit institutions and central banks
Deposits	520,040	-32,177	487,863	Deposits
-	-	215,807	215,807	Trading portfolio liabilities
Issued bonds	840,300	-407,901	432,399	Issued mortgage bonds
-	-	35,944	35,944	Deposits under pooled schemes and unit-linked investment contracts
-	-	191,149	191,149	Liabilities under insurance contracts
-	-	190,255	190,255	Other issued bonds
-	-	2,047	2,047	Current tax liabilities
-	-	563	563	Deferred tax liabilities
Other liabilities	268,072	-225,632	42,440	Other liabilities
Deferred income	890	-890	-	-
Provisions for obligations	1,322	-1,322	-	-
Subordinated debt	33,696	2	33,698	Subordinated debt
Minority interests	2	265	267	Minority interests
Shareholders' equity	60,806	5,900	66,706	Shareholders' equity
Total liabilities and equity	2,078,497	-25,990	2,052,507	Total liabilities and equity

Accounting policies 2001-2003

Prior to January 1, 2004, the Danske Bank Group presented its accounts in accordance with the rules governing financial institutions issued by the Danish Financial Supervisory Authority. The IFRS White paper at www.danskebank.com/ir describes the difference between the former and the current accounting policies of the Group. The list below shows where the 2001-2003 accounting policies differ from the current policies.

- Danica Pension, a subsidiary of the Group, was consolidated into the accounts using the equity method
- Proposed dividends were deducted from shareholders' equity and recognised in the balance sheet as a liability
- Provisions for bad and doubtful debts were generally recognised at an earlier date
- Origination fees were recognised at the time of payment
- Provisions for staff commitments were based on tax law
- Anniversary bonuses were recognised at the time of payment
- Defined benefit plans and defined contribution plans were treated in the same way
- Own shares were recognised as an asset, except for own shares acquired with a view to reducing the share capital
- The book value of share-based payment was recognised/provided for at the time of allotment. Subsequent adjustments to the book value were recognised as trading income
- Investment property was recognised at cost less amortisation and write-offs
- Before 1994, domicile property was revalued if the fair value, at a conservative estimate, was considerably higher than the carrying amount
- Leasehold improvements were not recognised as an asset before 2003
- Currency translation of foreign units was recognised directly in the income statement
- Minority interests were not presented as part of shareholders' equity
- The deferred tax of Danica Pension was measured at a discounted basis
- Mortgage loans were valued at their nominal value less write-downs
- Issued mortgage bonds were valued at their nominal value
- Reserves subject to a reimbursement obligation at Realkredit Danmark were recognised at par
- Holdings of own issued bonds were recognised as an asset
- The securitisation activities of the Group were not consolidated in the accounts
- Goodwill acquired before 2002 was written off directly against shareholders' equity. After 2002, goodwill was carried as an asset and amortised over a maximum of 20 years
- Operating leases were valued and recognised as loans
- Customer funds in pooled schemes and related assets were consolidated on a line-by-line basis

Key financial ratios – definitions

Key financial ratio	Definition
Net profit for the year per share, DKr	Net profit for the year divided by the average number of shares outstanding during the year
Diluted net profit for the year per share, DKr	Net profit for the year divided by the average number of shares outstanding during the year, including dilutive effect of share options and conditional shares
Net profit for the year as % of average shareholders' equity	Net profit for the year divided by average shareholders' equity during the year
Cost/income ratio	Operating expenses divided by total income
Solvency ratio	Total capital base less total statutory deductions divided by risk-weighted items
Core (tier 1) capital ratio	Core (tier 1) capital, including hybrid core capital, less statutory deductions divided by risk-weighted items
Risk-weighted items	Total weighted assets and off-balance sheet items not included in the trading portfolio and weighted assets with market risk in the trading portfolio calculated in accordance with the capital adequacy rules issued by the Danish Financial Supervisory Authority
Dividend per share, DKr	Proposed dividend payment of the net profit for the year divided by the number of issued shares at the end of the year
Share price at December 31	The price (average price, all trades) of Danske Bank shares at the end of the year
Book value per share, DKr	Shareholders' equity divided by the number of shares outstanding at the end of the year
Number of full-time-equivalent staff at December 31	Number of full-time-equivalent staff (part-time staff translated into full-time staff) at the end of the year

(DKr m)

With effect from January 1, 2005, the accounts of the Parent Company, Danske Bank A/S, are prepared in accordance with the Danish Financial Business Act and the executive order of the Danish Financial Supervisory Authority on financial reports prepared by financial institutions, etc. Comparative figures for 2004 have been restated accordingly. The rules are identical to the Group's valuation principles under IFRS with the exception that domicile property owned by the Parent Company is recognised at its estimated fair value and that the corridor method is not applied to pension obligations. Holdings in subsidiaries are valued using the equity method, and tax payable by the subsidiaries is expensed under "Income from associated and subsidiary undertakings". The format of the Parent Company accounts is not identical to the format of the consolidated accounts prepared in accordance with IFRS.

The transition to the new rules issued by the Danish Financial Supervisory Authority added DKr6,753m to the shareholders' equity of the Parent Company at December 31, 2004, which thus totalled DKr67,559m, including dividend payment for 2004. If the annual report for 2004 had been prepared in accordance with the new rules, the net profit for 2004 would have been reduced by DKr1,509m to DKr9,049m. Pages 73-74 specify the effects of the transition to the new rules on the accounts for 2004 of the Parent Company.

The table shows the difference between the Group's accounts presented in accordance with IFRS and the data reported to the Danish Financial Supervisory Authority.

	Profit 2005	Shareholders' equity end-2005
Group accounts according to IFRS	12,822	74,510
Domicile property	-204	990
Pension obligations	-422	-534
Tax effect	154	141
Minority interests	-4	2,992
Group accounts according to the rules of the Danish Financial Supervisory Authority	12,346	78,099
Minority interests according to the rules of the Danish Financial Supervisory Authority	-	-3,040
Parent company accounts according to the rules of the Danish Financial Supervisory Authority	12,346	75,059

According to the rules of the Danish Financial Supervisory Authority, minority interests include special reserves in associated undertakings consolidated on a pro rata basis.

Income statement – Danske Bank A/S

Note	(DKr m)	2005	2004
2	Interest income	52,756	36,388
3	Interest expense	38,814	23,499
	Net interest income	13,942	12,889
	Dividends from shares, etc.	70	47
4	Fee and commission income	7,896	7,115
	Fees and commissions paid	1,447	1,219
	Net interest and fee income	20,461	18,832
5	Value adjustments	165	-56
	Other operating income	1,377	1,202
6	Staff costs and administrative expenses	11,144	11,436
12,13	Amortisation and depreciation	1,447	1,240
	Other operating expenses	-	1
11	Impairment of loans and advances, etc.	-1,162	602
	Income from associated and subsidiary undertakings	5,045	4,530
	Profit before tax	15,619	11,229
8	Tax	3,273	2,180
	Net profit for the year	12,346	9,049
	Proposed profit allocation		
	Equity method reserve	4,438	2,941
	Dividends for 2005	6,383	5,010
	Profit brought forward	1,525	1,098
	Total	12,346	9,049

Balance sheet - Danske Bank A/S

Note	(DKr m)	2005	2004
	ASSETS		
	Cash in hand and demand deposits with central banks	8,776	7,077
9	Due from credit institutions and central banks	378,464	290,104
10	Loans and other amounts due at amortised cost	641,307	509,061
	Bonds at fair value	331,064	299,795
	Bonds at amortised cost	223	-
	Shares, etc.	4,772	2,770
	Holdings in associated undertakings	974	957
	Holdings in subsidiary undertakings	60,656	51,019
16	Assets in pooled schemes	36,165	31,648
	Intangible assets	6,148	351
	Land and buildings	4,070	4,757
12	Investment property	112	548
12	Domicile property	3,958	4,209
13	Other tangible assets	2,938	2,467
	Current tax assets	46	35
14	Deferred tax assets	41	403
	Assets temporarily taken over	-	-
17	Other assets	160,763	177,717
	Prepayments	2,140	1,074
	Total assets	1,638,547	1,379,235
	LIABILITIES AND EQUITY		
	AMOUNTS DUE		
18	Due to credit institutions and central banks	487,033	371,236
19	Deposits and other amounts due	524,657	453,768
	Deposits in pooled schemes	37,721	32,853
20	Issued mortgage bonds at amortised cost	235,119	174,146
	Current tax liabilities	380	1,616
21	Other liabilities	232,504	242,473
	Deferred income	682	759
	Total amounts due	1,518,096	1,276,851
	PROVISIONS FOR LIABILITIES		
	Provisions for pensions and similar obligations	698	512
14	Provisions for deferred tax	540	69
	Provisions for losses on guarantees	173	159
	Other provisions for liabilities	144	387
	Total provisions for liabilities	1,555	1,127
	SUBORDINATED DEBT		
22	Subordinated debt	43,837	33,698
	SHAREHOLDERS' EQUITY		
	Share capital	6,383	6,723
	Accumulated value adjustments	652	602
	Equity method reserve	11,231	6,793
	Profit brought forward	56,793	53,441
	Total shareholders' equity	75,059	67,559
	Proposed dividends	6,383	5,010
	Total liabilities and equity	1,638,547	1,379,235

(DKr m)							
Capital	Share capital	Foreign currency translation reserve	Revaluation reserve	Equity method reserve	Profit brought forward	Total 2005	2004
Shareholders' equity at January 1	6,723	-32	634	6,793	53,441	67,559	68,038
Translation of foreign units	-	706	-	-	-	706	105
Foreign unit hedges	-	-686	-	-	-	-686	-137
Fair value adjustment of domicile property	-	-	215	-	-	215	77
Tax on entries on shareholders' equity	-	-	-	-	-94	-94	-78
Net gains not recognised in the income statement	-	20	215	-	-94	141	-33
Net profit for the year	-	-	-	4,438	7,908	12,346	9,049
Total income	-	20	215	4,438	7,814	12,487	9,016
Capital reduction	-340	-	-	-	340	-	-
Dividends paid	-	-	-	-	-4,929	-4,929	-4,332
Acquisition of own shares	-	-	-	-	-15,897	-15,897	-17,916
Sale of own shares	-	-	-	-	15,617	15,617	12,710
Share-based incentive programme	-	-	-	-	104	104	48
Employee shares	-	-	-	-	118	118	-
Reversal on acquisition	-	-	-185	-	185	-	-
Other adjustments	-	-	-	-	-	-	17
Shareholders' equity at December 31	6,383	-12	664	11,231	56,793	75,059	67,581
Change of method for impairment of loans and advances in accordance with accounting policies	-	-	-	-	-	-	-22
Adjusted shareholders' equity at December 31	6,383	-12	664	11,231	56,793	75,059	67,559

At the end of 2005, the share capital was made up of 638,304,276 shares of a nominal value of DKr10 each. All shares carry the same rights; there is thus only one class of shares.

Own shares held by the Parent Company, Danske Bank A/S

	Number of shares	Nominal value (DKr m)	Prop. of share capital (%)	Sales/purchase price (DKr m)
Holding at January 1, 2004	7,108,826	71	1.00	-
Acquired in 2004	87,518,992	875	12.30	12,951
Sold in 2004	86,303,633	863	12.13	12,796
Holding at December 31, 2004	8,324,185	83	1.17	-
Acquired in 2005	97,374,772	974	15.26	15,757
Sold in 2005	96,746,698	967	15.16	15,572
Holding at December 31, 2005	8,952,259	90	1.40	-

Acquisitions in 2005 comprised shares for the trading portfolio and investments on behalf of customers. In 2004, shares in the amount of DKr5bn were repurchased.

(DKr m)

Danske Bank shares held by subsidiaries

	Number of shares	Nominal value (DKr m)	Prop. of share capital (%)	Sales/purchase price (DKr m)
Holding at January 1, 2004	1,820,570	18	0.26	-
Acquired in 2004	582,500	6	0.08	87
Sold in 2004	213,500	2	0.03	32
Holding at December 31, 2004	2,189,570	22	0.31	-
Acquired in 2005	701,581	7	0.11	140
Sold in 2005	244,000	2	0.04	45
Holding at December 31, 2005	2,647,151	27	0.41	-

Acquisitions in 2005 and 2004 consisted exclusively of investments on behalf of customers.

Capital base

	2005	2004
Shareholders' equity	75,059	60,806
Proposed dividends	-6,383	-
Own shares	-	-1,396
Revaluation reserve	-664	-25
Intangible assets	-6,147	-351
Deferred tax assets	-41	-166
Hybrid core capital	6,376	4,101
Core (tier 1) capital, including hybrid core capital, less statutory deductions	68,200	62,969
Subordinated debt, excluding hybrid core capital	35,953	27,953
Revaluation reserve	664	25
Statutory deduction for insurance subsidiaries	-8,254	-7,622
Other statutory deductions	-38	-135
Capital base less statutory deductions	96,525	83,190
Minimum capital requirement of 8% of risk-weighted items	50,957	45,483

Shareholders' equity and capital base in 2004 were calculated in accordance with the rules in force at that time.

Note	(DKr m)	2005	2004
1	**Net interest, fee and value adjustments broken down by business segment**		
	Banking Activities	17,453	16,313
	Danske Markets	2,355	1,826
	Danske Capital	644	510
	Other	174	127
	Total	20,626	18,776
	Broken down by geographical segment		
	Denmark	16,786	14,266
	Finland	24	6
	Germany	249	168
	Norway	80	-
	Sweden	474	1,465
	UK	2,979	2,826
	US	34	45
	Total	20,626	18,776

Geographical segmentation is based on the location where the individual transactions are recorded. The figures for Denmark include funding costs related to investments in foreign activities.

Note	(DKr m)	2005	2004
2	**Interest income**		
	Reverse transactions with credit institutions and central banks	5,273	2,746
	Credit institutions and central banks	10,776	6,247
	Reverse loans	5,000	2,978
	Loans, advances and other amounts due	17,506	15,850
	Bonds	12,033	9,721
	Derivatives	2,163	-1,213
	Currency contracts	3,207	-582
	Interest rate contracts	-1,044	-631
	Other interest income	5	59
	Total	52,756	36,388
3	**Interest expense**		
	Repo transactions with credit institutions and central banks	4,662	2,312
	Credit institutions and central banks	17,469	9,430
	Repo deposits	1,670	1,117
	Deposits and other amounts due	6,767	5,506
	Issued bonds	5,912	3,281
	Subordinated debt	2,012	1,802
	Other interest expenses	322	51
	Total	38,814	23,499
4	**Fee and commission income**		
	Securities trading and custody account fees	3,484	2,676
	Payment services fees	1,335	1,464
	Loan fees	1,242	1,255
	Guarantee commissions	775	784
	Other fees and commissions	1,060	936
	Total	7,896	7,115

Note	(DKr m)	2005	2004
5	**Value adjustments**		
	Loans and advances at fair value	323	96
	Bonds	-2,320	402
	Shares, etc.	826	490
	Investment property	100	329
	Currency	1,192	623
	Derivatives	1,910	-2,438
	Assets in pooled schemes	4,286	1,953
	Deposits in pooled schemes	-4,462	-2,048
	Other assets	398	671
	Other liabilities	-2,088	-134
	Total	165	-56
6	**Staff costs and administrative expenses**		
	Remuneration of the Executive Board and the Board of Directors		
	Executive Board	10	9
	Board of Directors	8	8
	Total	18	17
	Staff costs		
	Salaries	6,160	6,281
	Pensions	950	762
	Financial services employer tax, etc.	731	720
	Total	7,841	7,763
	Other administrative expenses	3,285	3,656
	Total staff costs and administrative expenses	11,144	11,436
	Number of full-time equivalent staff (avg.)	13,260	13,473

Remuneration of the Board of Directors and Executive Board, etc. is specified in the accounts of the Danske Bank Group.

Note	(DKr m)	2005	2004
7	**Audit fees**		
	Total fees to the accounting firms elected by the general meeting which perform the statutory audit	10	7
	Fees for non-audit services included in preceding item	3	2
8	**Tax**		
	Calculated tax charge for the year	2,752	2,161
	Change in deferred tax as a result of lower tax rate	-24	-
	Other deferred tax	505	65
	Adjustment of prior-year tax charges	20	-109
	Tax on provisions	20	63
	Total	3,273	2,180
	Effective tax rate	%	%
	Danish tax rate	28.0	30.0
	Non-taxable income and non-deductible expenses	-0.2	-0.6
	Difference in tax rates of foreign units from Danish tax rate	0.5	0.4
	Lowering of tax rate	-0.2	-
	Adjustment of prior-year tax charges	0.2	-1.0
	Tax on provisions	0.2	0.6
	Effective tax rate	28.5	29.4
	of which included under Income from associated and subsidiary undertakings	7.7	10.2
	Total	20.8	19.2

Note	(DKr m)	2005	2004
9	**Due from credit institutions and central banks**		
	Demand deposits	24,136	20,125
	Up to 3 months	320,769	245,171
	From 3 months to 1 year	20,128	7,718
	From 1 to 5 years	9,688	12,901
	Over 5 years	3,743	4,189
	Total	378,464	290,104
	Due from credit institutions	276,172	210,480
	Term deposits with central banks	102,292	79,624
	Total	378,464	290,104
	of which reverse transactions	188,857	125,160
10	**Loans and other amounts due at amortised cost**		
	Demand deposits	57,288	27,807
	Up to 3 months	320,454	237,987
	From 3 months to 1 year	87,800	83,123
	From 1 to 5 years	69,714	72,973
	Over 5 years	106,051	87,171
	Total	641,307	509,061
	of which reverse transactions	209,732	144,908
	Loans and guarantees broken down by sector and industry		
		%	%
	Public sector	4.0	2.7
	Corporate sector:		
	Agriculture, hunting and forestry	1.1	1.1
	Fisheries	0.0	0.1
	Manufacturing industries, extraction of raw materials, utilities	10.2	10.3
	Building and construction	1.1	1.4
	Trade, hotels and restaurants	4.3	5.2
	Transport, mail and telephone	2.5	2.3
	Credit, finance and insurance	47.3	47.5
	Property administration, purchase and sale, and business services	8.8	9.5
	Other	0.0	0.8
	Total corporate sector	75.3	78.2
	Retail customers	20.7	19.1
	Total	100.0	100.0

Note (DKr m)

11 **Impairment of loans, advances and guarantees, etc.**

	Loans, advances and guarantees, individual impairment	Loans, advances and guarantees, collective impairment	Other amounts due, individual impairment	Other amounts due, collective impairment	Total
Impairment at January 1, 2005	4,568	1,047	9	-	5,624
Impairment during the year	2,190	258	-	-	2,448
Reversal of prior-year impairment charges	3,528	533	-	-	4,061
Other changes	57	1	-	-	58
Impairment at December 31, 2005	3,287	773	9	-	4,069
Impairment at January 1, 2004	6,179	-	27	-	6,206
Impairment during the year	2,394	313	-	-	2,707
Reversal of prior-year impairment charges	4,257	-	16	-	4,273
Other changes	252	734	-2	-	984
Impairment at December 31, 2004	4,568	1,047	9	-	5,624

	2005	2004
Total loans and advances, etc. with objective evidence of impairment before impairment (the amount does not include loans, etc. recognised at nil)	2,895	3,070
Carrying amount net of impairment charges	1,631	1,854

12 **Investment and domicile property**

	2005		2004	
	Investment property	Domicile property	Investment property	Domicile property
Fair value/revaluation at January 1	548	4,209	954	4,639
Exchange rate adjustment	-	-	-	-
Additions	13	6	1	-
Disposals	457	551	428	304
Amortisation and depreciation	-	29	-	33
Value adjustment not recognised in the income statement	-	188	-	-
Value adjustment recognised in the income statement	8	54	21	-5
Other changes	-	81	-	-88
Fair value/revaluation at December 31	112	3,958	548	4,209

The value of real property is assessed by the Group's valuers.

Note	(DKr m)	2005	2004
13	**Other tangible assets**		
	Cost at January 1	4,982	4,532
	Exchange rate adjustment	-2	-
	Additions	1,568	1,254
	Disposals	948	804
	Transfers to other items	-	-
	Cost at December 31	5,600	4,982
	Depreciation and impairment at January 1	2,515	2,345
	Exchange rate adjustment	-7	8
	Depreciation	706	967
	Impairment	-	-
	Depreciation and impairment of assets sold	552	805
	Reversal of prior-year impairment charges	-	-
	Depreciation and impairment at December 31	2,662	2,515
	Carrying amount at December 31	2,938	2,467

14 **Change in deferred tax**

2005	At Jan. 1	Exchange rate adjustment	Included in profit for the year	Included in shareholders' equity	At Dec. 31
Intangible assets	47	-	111	-	158
Tangible assets	382	-	557	-	939
Securities	-34	-	-149	-	-183
Provisions for obligations	-592	-	239	-	-353
Tax loss carryforwards	-	-	-	-	-
Other	-137	-	115	-40	-62
Total	-334	-	873	-40	499
of which adjustment of prior-year tax charges	-	-	392	-	-
2004					
Intangible assets	-83	-	130	-	47
Tangible assets	341	-	41	-	382
Securities	-33	-	-1	-	-34
Provisions for obligations	-581	-	-11	-	-592
Tax loss carryforwards	-	-	-	-	-
Other	87	-	-224	-	-137
Total	-269	-	-65	-	-334

	2005	2004
Deferred tax		
Deferred tax assets	41	403
Provisions for deferred tax	540	69
Deferred tax, net	499	-334

15 **Held-to-maturity assets**

	2005	2004
The fair value of held-to-maturity assets amounts to	224	-
The carrying amount of held-to-maturity assets totals	223	-

Note	(DKr m)	2005	2004
16	**Assets in pooled schemes**		
	Bonds at fair value	21,747	21,548
	Shares	12,123	9,329
	Unit trust certificates	2,643	999
	Cash deposits, etc.	1,208	977
	Total assets before elimination	37,721	32,853
	Own shares	599	438
	Other internal balances	957	767
	Total	36,165	31,648
17	**Other assets**		
	Positive market value of derivatives	147,319	164,200
	Other assets	13,444	13,517
	Total	160,763	177,717
18	**Due to credit institutions and central banks**		
	Amounts payable on demand	41,609	35,301
	Up to 3 months	423,751	307,696
	From 3 months to 1 year	21,132	27,775
	From 1 to 5 years	537	450
	Over 5 years	4	14
	Total	487,033	371,236
	of which repo transactions	86,346	68,374
19	**Deposits and other amounts due**		
	On demand	241,270	208,835
	Term deposits	6,527	6,054
	Time deposits	161,828	168,259
	Repo deposits	96,882	52,356
	Special deposits	18,150	18,264
	Total	524,657	453,768
	On demand	241,270	208,835
	Up to 3 months	263,563	223,407
	From 3 months to 1 year	9,131	6,659
	From 1 to 5 years	3,349	4,457
	Over 5 years	7,344	10,410
	Total	524,657	453,768
20	**Issued bonds at amortised cost**		
	On demand	-	-
	Up to 3 months	118,853	129,201
	From 3 months to 1 year	32,834	20,788
	From 1 to 5 years	73,597	22,248
	Over 5 years	9,835	1,909
	Total	235,119	174,146
21	**Other liabilities**		
	Negative market value of derivatives	149,254	171,267
	Other liabilities	83,250	71,206
	Total	232,504	242,473

Note

22 **Subordinated debt**

Subordinated debt consists of liabilities in the form of subordinated loan capital and hybrid core capital which, in the event of the Bank's voluntary or compulsory winding-up, will not be repaid until after the claims of ordinary creditors have been met. Subordinated debt is included in the capital base, etc. in accordance with sections 124, 132 and 136 of the Danish Financial Business Act.

Currency	Principal (DKr m)	Interest rate	Issued	Maturity	Redemption price	Dec. 31, 2005 (DKr m)	Dec. 31, 2004 (DKr m)
Redeemed loans						-	2,734
JPY	10,000	6.300	1992	14.09.2010	100	537	527
USD	300	var.	1997	04.04.2009	100	1,897	1,640
USD	500	7.400	1997	15.06.2010	100	3,162	2,734
EUR	700	5.750	2001	26.03.2011	100	5,223	5,207
EUR	400	5.875	2002	26.03.2015	100	2,984	2,975
EUR	500	5.125	2002	12.11.2012	100	3,730	3,719
EUR	500	4.250	2003	20.06.2016	100	3,730	3,719
NOK	1,770	var.	2003	25.05.2014	100	1,654	1,597
GBP	350	5.375	2003	29.09.2021	100	3,810	3,673
NOK	500	var.	2003	15.02.2014	100	467	451
SEK	750	var.	2004	22.12.2013	100	596	619
EUR	700	4.100	2005	16.03.2018	100	5,223	-
EUR	500	var.	2005	09.09.2013	100	3,730	-
NOK	535	var.	2005	22.03.2014	100	500	-
Subordinated debt, excluding hybrid core capital						37,243	29,595
Hybrid core capital							
USD	750	5.914	2004	Perpetual	100	4,743	4,101
GBP	150	5.563	2005	Perpetual	100	1,633	-
Total hybrid core capital						6,376	4,101
Nominal value of subordinated debt						43,619	33,696
Discount						-	-6
Fair value hedging of interest rate risk						1,538	778
Holding of own shares						-1,320	-770
Total subordinated debt						43,837	33,698
Interest, etc. on subordinated debt added in 2005 break down as follows							
Interest						2,012	1,802
Extraordinary repayments						2,734	3,308
Establishment and repayment costs						39	46
Amount included in the capital base at December 31						42,329	32,053

Note	(DKr m)	2005	2004
23	**Assets deposited as security**		
	At the end of 2005, Danske Bank A/S had deposited securities worth DKr197,282m with Danish and international clearing centres, etc. as security. In 2004, the corresponding amount was DKr133,488m.		
	Assets sold under repo transactions		
	Bonds at fair value	179,888	118,526
	Bonds at amortised cost	-	-
	Shares, etc.	15	29
	Total	179,903	118,555
	Total security deposited for subsidiaries	5,725	2,560

24 Contingent liabilities

The Bank is jointly and severally liable for the prior-year corporation tax of companies that were jointly taxed before January 1, 2005. With effect from January 1, 2005, the joint taxation comprises all Danish group companies. The Bank manages the joint taxation. The Bank is liable only for the tax payable by the Bank itself and amounts received from subsidiaries in payment of the joint corporation tax.

The Bank is registered jointly with all significant, wholly-owned Danish subsidiaries for financial services employer tax and VAT for which it is jointly and severally liable.

(DKr m)	2005	2004
Guarantees and other liabilities		
Guarantees, etc.		
Financial guarantees	15,289	23,954
Mortgage finance guarantees	40,101	33,840
Registration and remortgaging guarantees	16,537	10,820
Other guarantees	186,509	156,311
Total	258,436	224,925
Other liabilities		
Irrevocable loan commitments shorter than 1 year	96,029	106,857
Irrevocable loan commitments longer than 1 year	95,215	106,018
Sale with an option to repurchase	-	-
Other obligations	817	10,957
Total	192,061	223,832

The consolidated accounts contain additional information about contingent liabilities.

25 Related parties

Balances with subsidiary undertakings

(DKr m)	2005	2004
Assets		
Due from credit institutions and central banks	120,722	65,296
Loans, advances and other amounts due at amortised cost	8,188	8,390
Bonds at fair value	75,509	72,109
Total	204,419	145,795
Liabilities		
Due to credit institutions and central banks	28,488	22,697
Deposits and other amounts due	1,099	296
Issued bonds	101,535	76,242
Total	131,122	99,235

Note	(DKr m)

25 (cont'd)

Danske Bank A/S acts as the bank of its subsidiaries. Payment services, trading in securities, investment and placement of surplus liquidity and the provision of short-term and long-term financing are the primary services provided by Danske Bank A/S. In addition, Danske Bank A/S and its subsidiaries receive interest on holdings of listed bonds issued by Realkredit Danmark A/S. Note 14 to the accounts of the Danske Bank Group specifies the Group's holding of own mortgage bonds.

Transactions are settled on market terms.

Moreover, Danske Bank A/S handles IT operations and development, HR administration, logistics, marketing, etc. for its subsidiaries. The Bank received a fee of DKr1,005m for its services in 2005 (2004: DKr630m).

In 2005, Danske Bank A/S entered into the following significant transactions with its subsidiaries:

- Fee of DKr203m received from the Danica Group for the sale of insurance policies and contracts and portfolio management (2004: DKr163m).
- Fee of DKr811m received from the Realkredit Danmark Group for the arranging of mortgage loans and provision of guarantees (2004: DKr561m).
- Fee of DKr139m paid to Realkredit Danmark A/S for the referral of customers and property assessments (2004: DKr106m).
- Until September 30, 2004, the Realkredit Danmark Group paid expenses for administrative mortgage finance functions. In 2004, the expenses reimbursed amounted to DKr106m.
- Danske Bank A/S sold premises and owner-occupied flats in the amount of DKr866m to Dantop Ejendomme ApS and DNP Ejendomme A/S, which are both associated undertakings of Danica Ejendomsselskab A/S.

Transactions with related parties, including subsidiaries, are settled on market terms or on a cost-reimbursement basis.

The consolidated accounts include additional information about transactions with related parties.

26 **Loans, etc. to the management**

Loans, advances, loan commitments, pledges, sureties and guarantees	Avg. interest rate 2005	Avg. interest rate 2004	2005	2004
Executive Board	-	-	-	-
Board of Directors	5.5	5.5	23	21

27 **Hedging of risk**

	2005		2004	
	Carrying amount	Amortised/ notional value	Carrying amount	Amortised/ notional value
Assets				
Loans and advances	97,286	96,101	80,064	78,147
Financial instruments hedging interest rate risk				
Derivatives	784	92,574	1,917	75,315
Liabilities				
Deposits	40,130	39,958	32,278	31,485
Due to credit institutions	252,794	252,867	-	-
Issued bonds	234,914	235,118	5,782	5,681
Subordinated debt	43,837	42,299	31,166	30,389
Total	571,675	570,242	69,226	67,555
Financial instruments hedging interest rate risk				
Derivatives	2,695	485,402	1,671	70,391

Highlights and key financial ratios – Danske Bank A/S

(DKr m)	2005	2004	2003	2002	2001
HIGHLIGHTS					
Net interest and fee income	20,461	18,832	19,927	18,994	19,305
Value adjustments	165	-56	-439	165	1,188
Staff costs and administrative expenses	11,144	11,436	11,420	11,547	12,071
Impairment of loans and advances, etc.	-1,162	602	1,430	1,312	1,507
Income from associated and subsidiary undertakings	5,045	4,530	5,938	4,528	4,373
Net profit for the year	12,346	9,049	9,286	8,242	8,713
Loans and advances	641,307	509,061	442,428	404,387	411,402
Shareholders' equity	75,059	67,559	60,451	60,319	57,091
Total assets	1,638,547	1,379,235	1,187,506	1,139,742	974,316

The key financial ratios are defined in the executive order on financial reports of credit institutions, etc. issued by the Danish Financial Supervisory Authority. Danske Bank A/S has adjusted its accounting policies with effect from 2005. Comparative financial highlights and key financial ratios for 2004 have been adjusted accordingly.

	2005	2004	2003	2002	2001
RATIOS					
Solvency ratio, %	15.2	14.6	15.8	15.0	14.3
Core (tier 1) capital ratio, %	10.7	11.1	11.1	10.9	10.2
Return on equity before tax, %	21.9	16.6	21.6	19.0	21.1
Return on equity after tax, %	17.3	13.3	15.4	14.0	16.1
Cost/income ratio, DKr	2.37	1.85	1.98	1.83	1.79
Interest rate risk,%	0.0	0.6	2.2	1.5	2.9
Foreign exchange position, %	1.6	2.2	8.2	3.7	2.7
Foreign exchange risk, %	0.0	0.0	0.1	0.1	0.1
Loans, advances and impairment charges as % of deposits	114.7	105.6	99.5	104.9	112.8
Gearing of loans and advances	8.5	7.5	7.3	6.7	7.2
Growth in loans and advances, %	26.0	14.1	9.4	-1.7	39.7
Excess cover relative to the statutory liquidity requirement, %	160.2	184.0	215.2	182.1	157.6
Total amount of large exposures, %	173.8	161.2	149.6	140.0	107.7
Impairment ratio, %	-0.1	0.0	0.2	0.2	0.2
Earnings per share, DKr	18.8	13.1	12.9	11.3	11.7
Book value per share, DKr	118	100	85	82	78
Dividend per share, DKr	10.00	7.85	6.55	4.75	4.75
Share price at December 31/earnings per share	11.7	12.8	10.8	10.4	11.6
Share price at December 31/book value per share	1.88	1.67	1.63	1.43	1.73

New accounting policies – Danske Bank A/S

(DKr m)

Effect on income statement for 2004

	Previous practice 2004	Change	New practice 2004	
Interest income	37,676	-1,288	36,388	Interest income
Interest expense	24,737	-1,238	23,499	Interest expense
Net interest income	12,939	-50	12,889	Net interest income
Dividends from shares	283	-236	47	Dividends from shares, etc.
Fee and commission income	7,068	47	7,115	Fee and commission income
Fee and commission expenses	1,172	47	1,219	Fees and commissions paid
Net interest and fee income	19,118	-286	18,832	Net interest and fee income
Securities and foreign exchange income	-252	196	-56	Value adjustments
Other operating income	1,458	-256	1,202	Other operating income
Staff costs and administrative expenses	11,503	-67	11,436	Staff costs and administrative expenses
Amortisation, depreciation and write-downs	452	788	1,240	Amortisation and depreciation
Other operating expenses	13	-12	1	Other operating expenses
Provisions for bad and doubtful debts	8	594	602	Impairment of loans and advances, etc.
Income from associated and subsidiary undertakings	6,217	-1,687	4,530	Income from associated and subsidiary undertakings
Profit before tax	14,565	-3,336	11,229	Profit before tax
Tax	4,007	-1,827	2,180	Tax
Net profit for the year	10,558	-1,509	9,049	Net profit for the period

Danske Bank A/S has changed its accounting policies with effect from 2005 in accordance with the Danish Financial Business Act and the new executive order on financial reports issued by the Danish Financial Supervisory Authority.

Danske Bank
Holmens Kanal 2-12
DK - 1092 Copenhagen K

Tel: +45 33 44 00 00
www.danskebank.com
CVR nr. 61 12 62 28 – København

Danske Bank
Holmens Kanal 2-12
DK - 1092 Copenhagen K

Tel: +45 33 44 00 00
www.danskebank.com
CVR-nr. 61 12 62 28 - Københ